4/12

04024200

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TravelSky Technology Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 13 2004
THOMSON FINANCIAL

FILE NO. 82- 34687 FISCAL YEAR 12-31-03

*Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT: 4/12/04

中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNUAL REPORT 2003



Contents

Company Profile

To be the leading provider of integrated solutions for air travel and tourism industries

   

TravelSky Technology Limited (the "Company" or, including its subsidiaries, the "Group") is the dominant provider of information technology solutions for China's air travel and tourism industries. The Company has been devoted to developing leading edge applications and services that address the needs of a wide range of industry participants - ranging from airlines, airports and air travel products and services suppliers to travel agencies, corporate clients, air travelers and cargo shippers - to conduct electronic transactions and manage travel-related information. The core businesses of the Company include Electronic Travel Distribution ("ETD"), Airport Passenger Processing ("APP"), Data Networks, etc..

The Company was incorporated in the People's Republic of China (the "PRC" or "China") on October 18, 2000 and has a controlling equity interest in each of TravelSky Technology (Hong Kong) Limited, Hainan Civil Aviation Cares Co., Ltd., Cares Shenzhen Co., Ltd., Cares Hubei Co., Ltd., Cares Chongqing Information Technology Co., Ltd., Aviation Cares of Yunnan Information Co., Ltd., Civil Aviation Cares of Xiamen Ltd., Civil Aviation Cares of Qingdao Ltd., Civil Aviation Cares of Xi'an Ltd., Civil Aviation Cares Technology of Xinjiang Ltd. and InfoSky Technology Co., Ltd.. The Company also holds a significant equity interest in each of the following associated companies: Shanghai Civil Aviation East China Cares System Integration Co., Ltd., Shenyang Civil Aviation Cares of Northeast China, Ltd., Aviation Cares of Southwest Chengdu, Ltd., HeiLongJiang TravelSky Airport Technology Limited, Yunnan TravelSky Airport Technology Limited and Shanghai Dongmei Aviation Tourism Online Co., Ltd.

The Group had 1,416 employees as at December 31, 2003.

The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on February 7, 2001. The current largest shareholder of the Company is China TravelSky Holding Company ("CTHC"), which holds an equity interest of approximately 22.3 per cent. in the Company. A total of approximately 42.7 per cent. of the equity interest in the Company is held by 19 Chinese commercial airlines, including the holding companies of the three largest Chinese commercial airlines, namely, China Southern Air Holding Company, China Eastern Air Holding Company and China National Aviation Holding Company. The remaining 35.0 per cent. of the equity interest in the Company is held by holders of its H shares.

The Company established a Sponsored Level I American Depositary Receipt Programme. American depositary shares under the programme commenced trading on the U.S. over-the-counter market on December 27, 2002.

Financial Highlights

Total Revenues
RMB'000


603,654
741,987
830,801
977,442
893,618
1,000,000
800,000
600,000
400,000
200,000
0
99
00
01
02
03
Equipment Sales and Others
Data Network
Airport Passenger Processing
Electronic Travel Distribution

Profit Before Taxation and Minority Interests
RMB'000


314,960
353,054
411,573
459,860
272,345
500,000
400,000
300,000
200,000
100,000
0
99
00
01
02
03

EBITDA
RMB'000


404,138
452,990
479,275
554,600
386,900
600,000
500,000
400,000
300,000
200,000
100,000
0
99
00
01
02
03

Net Profit
RMB'000



208,038
256,592
407,901
453,227
242,541
500,000
400,000
300,000
200,000
100,000
0
99
00
01
02
03

Earnings Per Share, Basic and Diluted
RMB



0.36
0.44
0.48
0.51
0.27
0.6
0.5
0.4
0.3
0.2
0.1
0
99
00
01
02
03

Total Assets
RMB'000



854,532
1,227,674
2,894,189
3,087,269
3,376,223
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
99
00
01
02
03

Chairman's Statement



Mr. Ma Tiesheng
Chairman

Dear Shareholders,

2003 has been an extremely tough year for the Group in its history of development. In particular, the sudden outbreak of Severe Acute Respiratory Syndrome ("SARS") had a strong impact on China's air travel and tourism industries and the Group's core businesses were also adversely affected as a result. At the same time, the further internal integration of the three major airline holdings companies in October 2002 brought about a noticeable drop in the average price for the Group's ETD and APP businesses in comparison to their historical values. China's accession to the WTO, together with ongoing industry policy adjustments following the restructuring of the civil aviation industry, brought uncertain factors to the Group's development. The increasing demands for information technology products and better service quality not only brought development opportunities to the Group but also resulted in a constant increase in the Group's operating costs. In addition, rapid development and extensive application of new technologies such as open platform, wireless network, mobile computing and network computing technologies also posed a potential challenge to the Group's existing business model.

Despite the above unfavourable operating environments, the Group has responded in a steadfast way and, with careful organisation and sophisticated arrangements, has ensured the smooth implementation of all its operations. As a result, processing volume of ETD and APP systems maintained a growing momentum; integrated service systems of marketing, products and security continued to improve; key projects such as the new generation of ETD, APP project, e-business, e-ticket and data service made satisfactory progress; and the distribution of travel products such as air-travel personal injury insurance and provision of information technology solutions services which had been outsourced by airlines and airports made significant breakthroughs. As a result, the infrastructure that serves the Group's strategic development was enhanced, and processing capability, security functions and interference resisting ability of the system were further upgraded. In addition, the Group's revenue, earnings before interest, tax, depreciation and amortization (EBITDA) as well as net profit and earnings per share all recorded satisfactory results.

During Year 2003, China's civil aviation industry accomplished almost all its strategic restructuring goals. The separation of functions of the government and those of enterprises and the re-engineering of the industry management systems have been realised. The industry framework witnessed tremendous changes. Looking into 2004, it is expected that the sustainable prosperity of China's economy, the revival of the global economy, the recovery of air travelers' confidence and the implementation of marketing programs by industry participants would resume growth to China's air travel and tourism industries, which will definitely lay a solid foundation for the development of the Group's core businesses. Meanwhile, as leading airline holding companies and airport management companies further their restructuring and business integration, higher standard for information technology solutions is required so as to meet their customized needs in business developments, competitions, and operating efficiencies. All these will provide a broad market space for development of the Group's new businesses such as e-business and information technology solutions for airlines and airports. In addition, it is estimated that China's tourism industry in 2004 is to return to its pre-SARS level and that foreign and private enterprises are to speed up their strategic entries into the tourism market, one with the greatest growth potential in the world. This promises to create valuable opportunities for the Group to promote its e-distribution business of travel products such as electronic sales of air-travel personal injury insurance and hotel reservation.

In order to face challenges, take up new opportunities and transform the Group into a major player with international presence and core competencies, which is also advantageously positioned in China as well as in Asia, the Group will fully utilise its leading position in the market, technology, expertise and resources, keep abreast of the needs of its users and focus on the following aspects to:

- [illegible] to face the market, improve services, participate in competition, strengthen business and core technology [illegible] implement the integrated service systems of marketing, products and security, and strive to expand the [illegible] increase the market share for the core businesses;

- take initiatives to develop businesses overseas in line with airline shareholders' expansion into international markets, and actively explore international route which can strengthen core competencies and utilise competitive edge to satisfy the business needs of airline shareholders;

- play an active role in the participation of information technology development of industry participants such as airlines and airports, adopt an effective combination strategy for business, technology and capital, and thus provide them with value-added services;

- grasp opportunities in the development of tourism industry, speed up the construction of distribution platform for travel products, develop travel products with combination advantages, get involved in the business chain of travel product distribution and positively promote the distribution business;

- take significant opportunities arising from global optimization of production elements and transfer of industry assets, keep pace with the restructuring of air travel and tourism industries, make full use of the opportunities arisen from China's accession to the WTO, explore the possibilities of establishing strategic alliances with leading international players, and in turn provide favourable environment for the Group's rapid growth;

- continue to strengthen corporate governance, progressively establish committees for remuneration and investment, fully utilise the role of independent directors, perfect corporate legal person governance; and meanwhile further the corporate management mechanism, streamline work procedure, improve the accountability system where both rights and responsibilities are accounted for, and further enhance the operating efficiency of the Group.

Chairman's Statement

The term of the first Board of Directors expired at the end of Year 2003. The second Board had been elected in accordance with the Articles of Association. I would like to express my sincere gratitude to the first Board for their diligent work. I am also convinced that under the leadership of the new Board, the Group will continue to adhere to its principles of sustainable profitability and corporate value maximization, grasp favourable market opportunities, continue its customer-oriented strategy, persist in technology and management innovation, improve service constantly, maintain its competitive edge and a healthy development, and thus eventually bring satisfactory returns to the shareholders.

It is only with the cooperation of our management and staff members who spare no efforts in their work and with the full understanding and support from our shareholders that the Group is able to achieve such remarkable results. Thus on behalf of the Board, I would like to extend my deep and heartfelt gratitude to them all.

Chairman
March 11, 2004

The Company is the dominant provider of information technology solutions for China's air travel and tourism industries. The Company is also the dominant provider of inventory management solutions for Chinese commercial airlines and the market leader in the distribution of products and services of Chinese commercial airlines to domestic travel agencies, ticketing offices and individual consumers. After two decades of development, the Company has developed a range of relatively comprehensive and functional product lines for passenger information services, which address the needs of industry participants ranging from commercial airlines, airports and travel products and services suppliers to travel agencies, corporate clients, air travelers and cargo shippers. The product lines have also increased their market shares, improved their operating efficiencies and enhanced their service quality standards. Meanwhile, the Company has developed core businesses such as ETD, APP and Data Network.

ETD

The Company's ETD system provides inventory management functions to all Chinese commercial airlines and serves as a distribution platform for the provision of products and services for domestic and overseas airlines and travel suppliers. In 2003, revenue generated from ETD accounted for 48.3% of the total revenue of the Group.

The development of the Company's ETD business experienced intense volatility in Year 2003. At the beginning of the year, stimulated by the continuous growth of the domestic economy, the ETD business benefited from the booming air and tourism industry. Bookings processed by ETD maintained its growing momentum since 2002. Unfortunately, with the outbreak of Severe Acute Respiratory Syndrome ("SARS") in April, the domestic air and tourism industries suffered great loss and consequently booking volume processed by ETD dropped dramatically. However, SARS came under control in June, coupled with favourable factors such as the gradual recovery of air traveler's confidence, CAAC's "Sky Revival" program and the launch of marketing initiatives by various domestic commercial airlines, rapid growth to the domestic aviation industry was restored. In Year 2003, the ETD system processed approximately 96.8 million bookings on domestic and foreign and regional commercial airlines, an increase of approximately 2.5% over the previous year, among which bookings on Chinese commercial airlines increased by about 2.7% while that on foreign and regional airlines dropped by approximately 1.0%.

In Year 2003, in addition to improving its existing ETD products system, the Company continued its promotion and marketing activities of ETD and strengthened its customized services to domestic and foreign commercial airlines. Supported by the Company's technology, Air China and China Eastern Airlines began to use products and services developed by the Company such as auto settlement of airline tickets, auto printing of international air ticket invoices and net fare display system, which address their needs to improve operating efficiencies and service quality through information technology upgrade. In order to cater for China Southern Airlines' need for information technology solutions in its operation, the Company set up a special development team for the provision of one-to-one service. The direct link between the Company's ETD System and the flight management system of United Airlines of America has been established thus making the latter the second airline company in North America (Northeast Airlines of America being the first) to have links with the Company's ETD system.

During Year 2003, the Company continued to strengthen its customer services while address the needs of travel agencies and provide them with suitable products. During the SARS period, the Company actively carried out its "Crisis Marketing" and, together with travel agencies, strived to overcome this difficult time. The Company also continued to enrich and improve its product lines based on open platform technology to provide travel agencies with product support and better services. At the same time, the Company adjusted its marketing strategies and formed strategic partnerships with major travel agencies to provide customized service.

Business Review

APP

The Company's APP system is designed to enhance airlines' level of customer services for ground handling and processing efficiency. The Company is currently the largest provider of APP services in China. In 2003, revenue generated from APP accounted for 26.0% of the group's total revenue.

In Year 2003, after the successful installation of the APP system in the top 100 domestic airports in terms of passenger volume, the Company entered into contracts for installation of the APP front end system with the remaining 26 domestic airports. These contracts are estimated to be completed in the first half of 2004. By then the Company's APP system will be installed at all domestic airports, which will further reinforce the Company's market position in China's aviation industry. In Year 2003, the Company's APP system processed approximately 71.8 million passenger departures, an increase of approximately 19.3% over the previous year and accounted for 77.4% of the total passenger departures processed by domestic airports.

Following the successful launch of the new generation of APP front end system developed by the Company in Shenzhen Airport, the Company continued to improve its new generation APP system and progressively established four product lines: Easy Airport series for airport passenger processing, Easy Manager series for airport operation, Easy Check-In series for passenger service and Easy Interface series for connection to other information systems. With the further improvement of these product lines, the integration of APP system with information system of commercial airlines and airport will be gradually achieved, thus providing comprehensive information technology solutions for the operations and management of commercial airlines and airports as well as more convenient, efficient and seamless services for air passengers.

During 2003, while improving and enriching the new generation APP product line, the Company installed the new generation APP front end system successively in 10 airports including Zhengzhou, Taiyuan and Harbin Airport. Also, in response to the international and domestic antiterrorist wave after the "9.11" terrorist attack, the Company successfully installed airport passenger access information system at the request of government departments such as CAAC.



◄ **Mr. Zhu Yong**
Executive Director
CEO

E-BUSINESS

Combining Internet technology with the Company's core systems of ETD, APP and data network, the Company's self-developed e-business improved steadily. E-business provides commercial airlines with an efficient and inexpensive distribution channel with reduced distribution costs. It provides travel agencies with cost-efficient and convenient system connections as well as customized services. It also provides air passengers with a variety of online travel products and services on a fully open basis. The e-business products of the Company mainly include online product distribution, online check-in, online schedule, short message processing platform, website ASP service, website hosting, e-ticketing and e-payment. In Year 2003, online air ticket bookings through travelsky.com accounted for approximately 2% of all the bookings processed by the Company's ETD system.

E-TICKET

The Company's self-developed e-ticket system is based on the Company's ETD, APP and settlement systems. Currently, the Company has built a well-structured and sophisticated e-ticket system based on ICS e-tickets and supplemented by CRS e-tickets and Internet e-tickets. The system supports various functions of ticket booking such as e-tickets issue, display, alteration, cancellation, return and re-issue. It also supports the processing of airport passengers who hold e-tickets, as well as payment and settlement of e-tickets. In the past two years, Shenzhen Airlines and Air China, through the use of the Company's e-ticket solutions, have broadened their sales networks and achieved significant returns. In 2003, tickets sold through the Company's e-ticket system exceeded 100,000. In the meantime, CAAC, with support from the Company, promulgated the PRC standard for e-tickets, which facilitated the promotion of e-tickets in the China market.

DATA SERVICE

The Company's self-developed data service system, through collecting data generated from operation of the Company's ETD and APP systems and the use of technologies such as databank, provides a variety of products and services to address the needs of air travel industry participants such as industry regulatory authorities, commercial airlines, airports and travel agencies . At present, the Company's data services include data subscription system, air passenger market analysis, reservation analysis for sales agency, Marketing Information Data Tape (MIDT), Billing Information Data Tape (BIDT), booking trend analysis and airline revenue analysis. All these services are available to the customers through prints, facsimile, Internet, website and email to help them to make decisions. In 2003, after Xiamen Airlines started to use the Company's data service, now all domestic commercial airlines are using the Company's service.

E-TERM

The Company's self-developed and open technology-based E-term supports multi-access methods such as private line and Internet. With a graphic user interface of emulation, the product can allows an ordinary PC to emulate a traditional ETD system terminal, thus shortening training period and increasing efficiency as well as reducing costs for customer by the expansion of PC functions. In addition, E-term also supports emulation for other products such as Window CE and PDA, therefore providing a spectrum of choices for customers. At present, nearly 2,000 customers are using E-term.

Business Review

DISTRIBUTION OF TRAVEL PRODUCTS

The Company's self-developed EasyBooking system is able to provide hotel and car-rental information all over the world, assist travel agencies to make enquires and reservations for hotels and car-rentals, and provide distribution services for travelers. Currently, the number of overseas and domestic hotels and car-rental agencies accessible through the Company's system exceed 58,000 and 24,000 respectively. In addition, the Company, together with China Eastern Airlines Holdings Limited, established Shanghai Dongmei Aviation Tourism Online Co., Ltd., and is currently exploring the business of travel product distribution as well as developing complete information technology solutions for travel agencies which can integrate travel product reservation, binding sales, pricing, ticketing and backoffice management.

SALE OF AIR-TRAVEL PERSONAL INJURY INSURANCE

The sales management system is the Company's self-developed information processing system for sales of air-travel personal injury insurance. Directly linked with the Company's ETD system, the sales management system makes full use of the Company's existing mainframe resources and data service systems. It electronically automates the sales, claims management and administration of air-travel personal injury insurance, thus significantly enhances the efficiency for insurers, policy outlets and air travelers. Since its introduction to the market in 2002, the business has expanded rapidly. In 2003, e-policies sold by the Company's sales management system exceeded 10,000,000.

INFORMATION TECHNOLOGY SERVICE

In 2003, through an associated company Shanghai Civil Aviation East China Cares System Integration Co., Ltd., the Company undertook the information technology business outsourced by China Eastern Airlines and began to provide information technology solutions to the airline companies. In the meanwhile, the Company also established airport information service joint venture companies with airport management companies in Yunnan and Heilongjiang province respectively and provided information technology solutions through the joint venture companies.

LOCAL DISTRIBUTION CENTERS

By the end of 2003, the Company had established altogether 30 wholly-owned and joint venture branches across China. These branches are all over China and form the backbone of the Company's local distribution centers as well as an important component of the Company's market service system. Crucial to the Company's business operation, these local distribution centers play a key role as important distributors for the Company's existing products and services, customer service centers providing local technical service and support, as well as important tools for the Company's marketing work such as market research, new product promotion and customer feedback collection.

INFRASTRUCTURE

The Group's infrastructure serves the Group's overall development strategy. The objectives of the Company's infrastructure are to ensure that the Company's system capability is in line with the growth of the business, and that it can take advantage of new technologies to optimize system resource allocation, adjust system application mechanism and improve system resource functionalities so as to bring about improved security, reliability and interference resisting ability for system operation. Therefore, in 2003, the Company purchased a new mainframe computer and upgraded the Company's system capability in processing and backup. Core network and major network were also upgraded, which optimized the network route and enhanced the safety and stability of the whole network. Meanwhile, the Company continued to strengthen the construction and implementation of its safety production system to ensure a safe operation of the infrastructure. In 2003, the utilization rate of the Company's Inventory Control System (ICS), Computer Reservation System (CRS) and APP mainframe computer amounted to approximately 99.99%, 99.98% and 99.99% respectively, showing impressive results.

NEW GENERATION OF TRAVELER SERVICE SYSTEM

The Company's new generation ETD plan will be terminated in 2004 having achieved all desired goals. In order to maintain its leading position in the domestic market as well as seek greater development in the future Asian air travel industry amidst the constantly changing market and technologies, the Company studied the construction of the new generation of traveler service system in 2003.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial information of the Group contained in the financial statements (together with the notes thereto) reproduced in this annual report. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The selected historical results as discussed herein do not represent a prediction of the future business operations of the Group.

OVERVIEW

In the year ended December 31, 2003 ("Year 2003"), profit before taxation of the Group was approximately RMB272.3 million, representing a decrease of 40.8 per cent. over that in the year ended December 31, 2002 ("Year 2002"). EBITDA reached approximately RMB386.9 million, representing a decrease of 30.2 per cent. over that in Year 2002. Net profit was approximately RMB242.5 million, representing a decrease of 46.5 per cent. over that in the previous year. The decrease in profitability of the Group was mainly due to the fall in revenues from the Group's ETD and APP businesses and the fact that the Company had to start paying corporate income tax from the year 2003.

Basic and diluted earnings per share of the Company in Year 2003 were RMB0.27.

TOTAL REVENUES

The total revenues of the Group for Year 2003 amounted to RMB893.6 million, representing a decrease of approximately RMB83.8 million, or 8.6 per cent., from RMB977.4 million in Year 2002. The decrease resulted principally from a fall in average unit price of the Company's ETD and APP businesses following the strategic restructure of China's air travel industry. The decrease in total revenues reflected the following:

- ETD revenues represented 48.3 per cent. of the total revenues of the Group in Year 2003 as compared to 53.7 per cent. in Year 2002. ETD revenues decreased by 17.7 per cent. to RMB431.8 million in Year 2003 from RMB524.9 million in Year 2002. The decrease in revenues resulted primarily from the fall in average unit price of ETD business.

- APP revenues represented 26.0 per cent. of the Group's total revenues in Year 2003 as compared to 24.8 per cent. in Year 2002. APP revenues decreased by 4.3 per cent. to RMB232.1 million in Year 2003 from RMB242.6 million in Year 2002. The decrease resulted primarily from the fall in average unit price of APP business following increased usage of APP system service and a further integration of the domestic commercial airlines.

- Data Network revenues represented 17.8 per cent. of the Group's total revenues in Year 2003 as compared to 16.8 per cent. in Year 2002. Data network revenues decreased by 2.1 per cent. to RMB158.7 million in Year 2003 from RMB162.1 million in Year 2002. The decrease in data network revenues resulted from the suspension in use of the Company's data network by certain customers during a period following the outbreak of SARS in 2003.

- other revenues increased by 48.1 per cent. to RMB71.0 million in Year 2003 from RMB47.9 million in Year 2002. The increase was principally caused by a growth in revenues from new businesses including sales of electronic distribution system for air travel personal injury insurance and E-term.

NET REVENUES

Net revenues decreased by 8.8 per cent. to RMB861.6 million in Year 2003 from RMB944.8 million in Year 2002.

OPERATING EXPENSES

Total operating expenses for Year 2003 amounted to RMB637.3 million, representing an increase of RMB98.4 million, or 18.3 per cent., from RMB538.9 million in Year 2002. The increase is attributable to the continuous improvement in the Company's research and marketing strategies which thereby expanded its efforts in the research and development of new products and new technology, and partly because of the Group's continuous efforts in expanding its market as well as in strengthening its support for localisation of customers. The increase in operating expenses was also caused by the following:

- depreciation and amortization charge increased by 8.6 per cent., mainly due to an acquisition of a new large mainframe computer during the year;

- labour cost increased by 48.4 per cent., primarily due to a significant increase in the number of employees to support the development of business;

- operating rental expenses increased by 15.5 per cent., mainly due to additional offices rented by the Company for its significant increase in the number of employees; and

- though there were increases in revenue, other operating costs of the Group increased by 27.3 per cent., mainly attributable to the increase in related costs arising from continuous efforts of the Group's local distribution centres ("LDCs") in expanding its market as well as in strengthening support for localisation of customers in Year 2003.

As a result of the above changes in net revenues and operating expenses, the operating profit of the Group decreased by RMB181.6 million, or 44.7 per cent., to RMB224.3 million in Year 2003 from RMB406.0 million in Year 2002.

SHARE OF RESULTS FROM ASSOCIATED COMPANIES

Share of results from associated companies was RMB14.3 million in Year 2002, whereas share of results from associated companies amounted to RMB11.5 million, representing a decrease of RMB2.8 million in Year 2003. The main reason for such a decrease was due to a decrease in the profits of the associated companies.

MINORITY INTEREST

Minority interest increased by 92.7 per cent. to RMB6.7 million in Year 2003 from RMB 3.5 million in Year 2002. The reasons for such an increase were attributable to the improved profitability in Year 2003 of subsidiary companies newly established in 2002.

NET PROFIT

As a result of the above factors, the Group's net profit decreased by RMB210.7 million or 46.5 per cent. to RMB242.5 million in Year 2003 from RMB453.2 million in Year 2002.

Financial Review

RESERVES AVAILABLE FOR DISTRIBUTION

After the appropriation of the statutory surplus reserve fund, the statutory public welfare fund and the discretionary surplus reserve fund from the net profit as reflected in the Company's statutory financial statements prepared under PRC GAAP, the reserves available for distribution as at December 31, 2003, as stated in note 27 to the financial statements, amounted to RMB292.7 million, which is the lesser of the amounts as determined according to PRC GAAP and IFRS.

DISTRIBUTION OF DIVIDEND

The Board of Directors (the "Board") recommends the payment of a final dividend of RMB0.102 per share for Year 2003, totalling RMB90.6 million. After the appropriation of the dividend, the reserves available for distribution as at December 31, 2003 became RMB202.1 million.

NET CASH FLOWS AND LIQUIDITY

The following table summarises the cash flows of the Group for the years presented:

	Year ended December 31	
	2003	2002
	(RMB in million)	*(RMB in million)*
Net cash inflows from operating activities	**551.5**	622.5
Net cash used in investing activities	**(272.4)**	(94.7)
Net cash provided by financing activities	**(137.6)**	(27.2)
Net increase in cash and cash equivalents	**141.5**	256.6

The Group's working capital for Year 2003 mainly came from operating activities. Net cash inflow for operating activities amounted to RMB551.5 million.

In Year 2003, the Group had no short-term or long-term bank loans, and the Group also did not use any financial instruments for hedging purposes.

As at December 31, 2003, cash and cash equivalents of the Group amounted to RMB2,035.0 million, of which 76.5 per cent., 21.0 per cent. and 2.4 per cent. were denominated in Renminbi, US dollars and Hong Kong dollars, respectively.

LONG-TERM INVESTMENT

As at 31 December, 2003, the Group held RMB100 million treasury bonds with an interest rate of 3% per annum. The maturity date of the treasury bonds is in December 2008.

CHARGE ON ASSETS

As at 31 December 2003, the Group had no charges on its assets.

CAPITAL EXPENDITURE

The total capital expenditure of the Group was RMB410.9 million in Year 2003, representing an increase of RMB340.0 million from RMB70.9 million in Year 2002.

The capital expenditure of the Group in Year 2003 consisted principally of purchases of hardware, software and software for equipment in accordance with the Group's ETD and APP business strategies.

The Board estimates that the Group's planned capital expenditure for year 2004 will amount to approximately RMB322.0 million, which is mainly for the development and gradual implementation of the new-generation ETD, APP systems and other new businesses.

The sources of funding for the capital expenditure commitments will include net proceeds from the initial public offering of the Group and internal cash flow generated from operations.

The Board estimates that the sources of funding of the Group in year 2004 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

The Board estimates that completion of the development of the new-generation ETD system will require total capital expenditure of approximately RMB1.0 billion.

EXCHANGE RISKS

The Group is exposed to foreign exchange risks related to its capital expenditure since a substantial portion of its capital expenditure involves payments for the purchase of imported equipment which are denominated in U.S. dollars. Under the current foreign exchange system in the PRC, the Group is not able to hedge effectively against currency risks, except for the cash and cash equivalents that are denominated in foreign currency.

GEARING RATIO

As at December 31, 2003, the gearing ratio of the Group was 14.8 per cent. (2002: 9.1 per cent.), which was computed by dividing the total amount of liabilities and minority interests, by the total assets of the Group as at December 31, 2003.

CONTINGENT LIABILITIES

As at December 31, 2003, the Group had no material contingent liabilities.

Financial Review

EMPLOYEES

As at December 31, 2003, the total number of employees of the Group was 1,416. Personnel expenses amounted to RMB147.8 million for the year ended December 31, 2003, representing 23.2 per cent. of the total operating expenses of the Group for Year 2003.

The remuneration of the employees of the Group includes salaries, bonuses and other fringe benefits. The Group has different rates of remuneration for different employees to be determined based on their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations.

In Year 2003, the Group continued to provide its employees with opportunities to acquire skills in relation to the air travel industry, computer technologies and business administration and provide training on the latest development in areas such as computer technologies, personal development, laws, regulations and economics.

BASIC MEDICAL INSURANCE REGULATION

On 20 February 2001, the People's Government of the Municipality of Beijing in the PRC promulgated the "Basic Medical Insurance Regulation for the Municipality of Beijing" (the "Regulation"). Given the fact that relevant regulations concerning employees' medical insurance must be applied according to the policies applicable to the place in which a company is located, the head office of the Company in Beijing implemented the Regulation from September 1, 2002 onwards. For Year 2003, the Company incurred a total amount of RMB1,177,300 (a total amount of RMB311,900 was incurred in 2002) pursuant to the Regulation for employees' medical insurance. The Board believes that by implementing the Regulation, the financial position of the Company has not been materially affected.

Corporate Governance Report

The Board of Directors (the "Board"), Supervisory Committee and senior management of the Company are committed to implement effective corporate governance policies to ensure that all decisions are made honestly and in accordance with the principles of transparency, fairness and integrity. Effective corporate governance policies have also provided for the necessary checks and balances. The Company will continue to improve its corporate governance structure, so as to strengthen corporate monitoring and management to meet the expectation of its shareholders and related persons.

THE BOARD

In Year 2003, the first Board convened three board meetings with an average attendance of approximately 97.8 per cent. Directors have worked diligently in fulfilling their duties in their respective terms.

The terms of the first Board of Directors expired in October 2003. On December 5, 2003, an Extraordinary General Meeting was held to elect 15 persons including Mr. Ma Tiesheng as directors, of which 9 were re-elected and 6 were elected for the first time. The second Board comprises the said 15 directors, of which 4 are executive directors and 11 are non-executive directors (including 3 independent non-executive directors). As compared with the first Board, the second Board has two additional non-executive directors (including 1 independent non-executive director). The biographies of Directors are set out in pages 79 to 81. Each Director has extensive experience in aviation, information technology or finance. The second Board will continue to be responsible for leading the Group to develop successfully.

In December 2003, the second Board held its first board meeting. 12 Directors attended the meeting, and the remaining 3 directors appointed other directors by written proxies to attend the meeting and vote on their behalf, in which Mr. Ma Tiesheng was elected as Chairman and Messrs Wang Quanhua, Cao Jianxiong and Zhang Xueren were elected as Vice Chairmen. Members of the Company's senior management including CEO and Company secretary remained unchanged.

AUDIT COMMITTEE

The Audit Committee was established under the first Board and comprised two Independent Non-executive Directors, namely Mr. Wu Jiapei and Mr. Chow Kwok Wah, James. Before the publication of the interim or annual results announcement of the Company, the Audit Committee will review the completeness, accuracy and fairness of the financial statements of the Company; consider reports from the management and auditors of the Company; submit queries to and evaluate explanations from its finance department and the auditors regarding the financial status of the Company; review issues such as the Company's internal control and financial reporting procedures; and submit its report to the Board.

In December 2003, the first meeting of the second Board resolved to set up a new Audit Committee which comprised 3 independent non-executive directors of the second Board, namely Mr. Wu Jiapei, Mr. Chow Kwok Wah, James and Mr. Lee Kwok Ming, Don.

SUPERVISORY COMMITTEE

The Supervisory Committee was established in accordance with the laws of the PRC, and is responsible for reviewing the financial position of the Company pursuant to its Articles of Association and determining whether decisions made by the Board and senior management in the operation and management of the Company are in accordance with the relevant provisions of laws and regulations . The first Supervisory Committee had performed its duty effectively during its term. On December 5, 2003, an Extraordinary General Meeting was held to elect the second Supervisory Committee, which still comprised 8 supervisors (including 1 independent supervisor). The biographies of Supervisors are set out in pages 82 to 83. In the first session of the second Supervisory Committee, Mr. Li Xiaojun was elected as Chairperson of the new Supervisory Committee.

Corporate Governance Report

RELATIONSHIP WITH SHAREHOLDERS

Each Director fully understands that he is accountable to the shareholders for the operations of the Group and therefore pays much attention to effective communication between the Board and the Company's shareholders. Shareholders' general meetings are the key channel of communication among Directors, Supervisors, senior management and shareholders. All Directors, Supervisors and senior management of the Company fully understand that they are obliged to attend the shareholders' general meetings, during which shareholders can raise questions regarding the operations and financial position of the Group. In addition to the 2002 Annual General Meeting convened in Year 2003, an Extraordinary General Meeting of the Company was held on December 5, 2003 to elect a new Board and Supervisory Committee and to consider ongoing connected transactions of the Company. The average shareholding held by shareholders who attended those two meetings represented 94.4% of all issued shares of the Company.

INFORMATION DISCLOSURE

The Company has strictly complied with the requirements under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") on disclosure of information, and has promptly and fairly disclosed to its shareholders and relevant parties all information relating to the Company which is discloseable to shareholders under the Listing Rules. In Year 2003, the Company published announcements on a timely basis regarding waivers for its connected transactions and the impact of SARS on the Company.

In view of the impact of SARS in 2003, the Company convened no international roadshow. Instead, management kept in touch with securities analysts and investors by tele-conferences, interviews with investors and attending meetings held by investment banks. Meanwhile, the Company is committed to providing its latest news to shareholders through the Investor Relations section on its website (www.travelsky.net), from which announcements, interim and annual reports with detailed financial information and results can be downloaded for review. Currently, the Company is rearranging the website's layout to provide investors with more speedy and better quality information.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

In Year 2003, the Company fully complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

INTERNAL MANAGEMENT AND CONTROL

In 2003, the Company took various initiatives to minimize losses arising from SARS which has a material adverse impact on the Company's operation. The Company also adopted a series of reform measures for the continuous improvement of its internal management as well as standardization of its operations, and thus ensuring the implementation of the Company's overall strategy on corporate management and system.

The Company continues to improve its comprehensive budget management system integrating pre-event forecast, ongoing control and post-event analysis, realising the overall goal of the Company by the allocation of tasks to various responsible departments. The Company also improved its internal audit system and reinforced audit work of its branches on a regular and extraordinary basis. Furthermore, the Company implemented a project management system in year 2003, which ensured that projects can be carried out in accordance with the requirements of the State, the project schedules are reasonable, the use of resources is effective, and the project cost is reduced.

On another hand, the Company further improved and confirmed the criteria for evaluation of targeted results of internal divisions and branches. With further reforms in position management and remuneration systems, the Company adopted a position performance linked management system. Based on position management and the principle that new development for business requires new talent, the Company has been recruiting through multiple avenues to maintain a competitive edge in its manpower. The Company has gradually established a good staff motivation mechanism by optimizing allocation of human resources.

Report of Directors

















1

2 3 4 5 6 7

8 9 10 11 12 13 14 15

1 Ma Tiesheng
2 Wang Quanhua
3 Cao Jianxiong
4 Zhang Xueren
5 Chow Kwok Wah, James
6 Wu Jiapei
7 Lee Kwok Ming, Don

8 Zhu Yong
9 Rong Gang
10 Yang Yatie
11 Ding Weiping
12 Song Jinxiang
13 Li Xiaoguang
14 Si Yupei
15 Song Jian










Report of Directors

The Board of Directors (the "Board") of the Company is pleased to present its report together with the audited financial statements of the Group for the year ended December 31, 2003.

GROUP ACTIVITIES

The Group is the dominant provider of information technology solutions for China's air travel and tourism industries. All Chinese commercial airlines outsource their ICS systems to the Group. The core businesses of the Group include ETD, APP, data network, etc..

An analysis of the Group's financial performance is set out under the section "Financial Review".

No analysis of the Group's revenues and contribution to operating profit by geographical areas is presented as revenues and results of the Group during Year 2003 were principally derived from the operations of the Group in the PRC.

SHARE CAPITAL STRUCTURE

The issued share capital of the Company as at December 31, 2003 amounted to 888,157,500 shares, with a par value of RMB1.00 each. As at December 31, 2003, the share capital structure of the Company was as follows:

Shares	Number of shares as at 31 December 2003	Percentage to the total number of shares in issue as at 31 December 2003 (per cent.)
Domestic Shares	577,303,500	65.00
H Shares	310,854,000	35.00

SUBSTANTIAL SHAREHOLDERS

As at December 31, 2003, in accordance with the register maintained under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO"), the following substantial shareholders held an interest of 5 per cent or more in their respective class of share capital of the Company:

Name of shareholder	Class	Number of shares held	Percentage of respective class of share capital (per cent.)	Percentage of total share capital (per cent.)
J.P. Morgan Chase & Co. (1)	H shares	31,329,600	10.06	3.5
Government of Singapore Investment Corporation Pte Ltd (2)	H shares	15,680,000	5.04	1.8
China TravelSky Holding Company	Domestic	198,496,500	34.4	22.3
China Southern Air Holding Company (3)	Domestic	116,460,500	20.2	13.2
China Eastern Air Holding Company (4)	Domestic	109,414,500	19.0	12.3
China National Aviation Holding Company (5)	Domestic	89,433,500	15.5	10.1

* *Note:*

(1) As at December 31, 2003, according to the Corporate Substantial Shareholder Notice from J.P. Morgan Chase & Co., the Company understands that J.P. Morgan Chase & Co. held approximately 10.06 per cent of the H shares of the Company, representing approximately 3.5 per cent of the Company's total issued share capital.

(2) As at December 31, 2003, according to the Corporate Substantial Shareholder Notice from Government of Singapore Investment Corporation Pte Ltd, the Company understands that Government of Singapore Investment Corporation Pte Ltd held approximately 5.04 per cent of the H shares of the Company, representing approximately 1.8 per cent of the Company's issued share capital.

(3) As at December 31, 2003, China Southern Air Holding Company directly held approximately 9.4 per cent of the total issued share capital of the Company and also owned, among other things: (i) 100 per cent interest in China Northern Airlines Co.; and (ii) 100 per cent interest in Xinjiang Airlines Co.. Since China Northern Airlines Co. and Xinjiang Airlines Co. held approximately 2.8 per cent and 1.0 per cent interest respectively in the Company, China Southern Air Holding Company effectively controlled an aggregate interest of approximately 13.2 per cent in the total issued share capital of the Company;

Report of Directors

(4) As at December 31, 2003, China Eastern Air Holding Company held approximately 7.7 per cent of the total issued share capital of the Company and also owned, among other things: (i) 100 per cent interest in China Northwest Airlines Co.; and (ii) 100 per cent interest in Yunnan Airlines Co.. Since China Northwest Airlines Co. and Yunnan Airlines Co. held approximately 2.6 per cent and 2.0 per cent interest respectively in the Company, China Eastern Air Holding Company effectively controlled an aggregate interest of approximately 12.3 per cent in the total issued share capital of the Company; and

(5) As at December 31, 2003, China National Aviation Holding Company owned, among other things: (i) 100 per cent interest in Air China; and (ii) 100 per cent interest in China National Aviation Corporation. Since Air China and China National Aviation Corporation held approximately 9.4 per cent and 0.7 per cent interest respectively in the Company, China National Aviation Holding Company effectively controlled an aggregate interest of approximately 10.1 per cent the total issued share capital of the Company.

Save as disclosed herein, in accordance with the register maintained under Section 336 of the SFO, there were no other shareholders holding an interest of 5 per cent or more in their respective class of share capital of the Company as at December 31, 2003.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As at December 31, 2003, none of the Directors, Supervisors or chief executives had any interest or short position in any shares, underlying shares in and debentures of the Company or any of its associated corporations that is required to be notified to the Company and the Stock Exchange in accordance with Section 7 and Section 8 of Part XV of SFO, or any interest required to be recorded and kept in the register of the Company pursuant to Section 352 of SFO, or any interest required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During Year 2003, no right was granted by the Company to its Directors, Supervisors or their respective spouses or children below the age of 18 to subscribe for its equity or debt securities.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each existing member of the Board and Supervisory Committee of the Company has entered into a service agreement with the Company. All existing Directors and Supervisors will serve a term up to December 4, 2006. Directors and Supervisors may serve consecutive terms of three years each if re-elected at general meetings.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

Certain existing members of the Board and Supervisory Committee are also members of management of various Chinese commercial airlines which are shareholders of the Company. The contracts or transactions entered into between the Company or any of its subsidiaries with such airline shareholders have been referred to in the section "Connected Transactions" of this Report of Directors. Except as disclosed in that section, none of the Directors or Supervisors of the Company had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party during Year 2003.

REMUNERATION OF DIRECTORS AND SUPERVISORS

Details of the remuneration of Directors and Supervisors are set out in note 6 to the financial statements.

INTEREST CAPITALISED

No interest was capitalised for the Group for the year ended December 31, 2003.

FIXED ASSETS

Movements in fixed assets of the Group during the year ended December 31, 2003 are summarized in note 12 to the financial statements.

RESERVES

Details of movements in reserves of the Group for the year ended December 31, 2003 are set out in the consolidated statement of changes in shareholders' equity.

DIVIDENDS

The Board recommends the payment of a final dividend of RMB0.102 per share for the year ended December 31, 2003.

STATUTORY PUBLIC WELFARE FUND

Details in relation to the statutory public welfare fund, such as the nature and application of the fund, and the basis of its calculation, are set out in note 27 to the financial statements. Details of movements of the fund are set out in the consolidated statement of changes in shareholders' equity as part of the statutory reserves.

EMPLOYEES' RETIREMENT SCHEME

Details of the employees' retirement scheme of the Group are set out in note 7 to the financial statements.

MAJOR SUPPLIERS AND CUSTOMERS

Societe Internationale de Telecommunications Aeronautiques S.C. ("SITA S.C.") was the largest supplier to the Group for the year ended December 31, 2003 and the total network usage fees paid to SITA S.C. in Year 2003 accounted for 6.8 per cent of the Group's total operating expenses (excluding depreciation and amortization expenses) for that year. During Year 2003, the total amount paid to the five largest suppliers of the Group accounted for 20.3 per cent of the Group's total operating expenses (excluding depreciation and amortization expenses).

Sales to the largest customer of the Group, China Southern Air Holding Company, accounted for 14.3 per cent of the Group's total revenues for the year ended December 31, 2003. During Year 2003, total sales to the Group's five largest customers accounted for 53.2 per cent of the Group's total revenues. Three of these top five customers, China Southern Air Holding Company, China Eastern Air Holding Company, and China National Aviation Holding Company, are among the principal shareholders of the Company, holding an aggregate of approximately 35.6 per cent of the issued share capital of the Company as at December 31, 2003. The aggregate revenue derived from the above major customers is set out in note 32 to the financial statements.

Save as disclosed above and in note 32 to the financial statements, none of the Directors, Supervisors and their associates nor any shareholder (which to the knowledge of the Directors hold more than 5 per cent of the Company's share capital) had any interest in any of the aforementioned suppliers and customers.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Particulars of the Company's subsidiaries and associated companies as at December 31, 2003 are set out in note 1 to the financial statements.

Report of Directors

USE OF PROCEEDS FROM ISSUANCE OF THE H SHARES

The H shares of the Company were listed on the Stock Exchange on February 7, 2001, and the net proceeds from the issuance of H shares amounted to approximately HK$1,186.0 million. For the year ended December 31, 2003, such amount has been used in the same manner as set out in the prospectus of the Company dated January 29, 2001. In particular:

- approximately RMB659.0 million (HK$618.4 million) was used to finance a portion of the funding requirements of the ETD plan;
- approximately RMB40.7 million (HK$38.2 million) was used to finance a portion of the expansion and upgrading of the APP system;
- approximately RMB6.1 million (HK$5.7 million) was used to finance the expansion of other new businesses of the Company;
- approximately RMB71.3 million (HK$66.9 million) was used for daily operating activities; and
- the balance of the net proceeds is currently deposited with banks.

The Board believes that the Company currently has sufficient capital for its operations, including future expansion of its businesses in the PRC and potential strategic acquisition or investments which the Company may decide to pursue in the future.

CONNECTED TRANSACTIONS

Ongoing Connected Transactions

During Year 2003, the Group continued to carry out the following transactions, which constitute connected transactions as defined in the Listing Rules, and are required to be disclosed in accordance with Chapter 14 of the Listing Rules:

(a) Provision of Services and Technological Support by the Group to the Company's promoters

In Year 2003, the Group continued to provide all the promoters/shareholders of the Company (other than CTHC) with services and technological support, including ETD, APP, data network, etc.. Details and financial information relating to the provision of such services by the Group during Year 2003, which are of a material nature, are set out in note 32 to the financial statements.

(b) Lease of properties by the Company from CTHC

The Company continued to lease two properties from CTHC in Year 2003. Details and financial information relating to such leases during Year 2003 are set out in note 32 to the financial statements.

(c) Transaction between SITA INC. and InfoSky

During Year 2003, SITA INC. provides InfoSky with air cargo information management services in return for payment based on usage at the agreed charges. As Societe Internationale de Telecommunications Aeronautiques Greater China Holdings LImited ("SITAGCH") is a substantial shareholder of InfoSky and SITA INC. is an indirect holding company of SITAGCH, SITA INC. is a connected person of the Company.

For Year 2003, total payments made by InfoSky to SITA INC. amounted to approximately US$377,034 (2002: US$1,119,000).

(d) Network usage fees paid by the Company to SITA S.C.

During Year 2003, the Company continued to engage SITA S.C. in providing data network services to the Company. The data network usage fees were determined based on the rates agreed between SITA S.C. and the Company. Since both SITA INC. and SITA S.C. are owned and managed by almost the same group of shareholders, SITA S.C. is an associate of SITAGCH, and SITA S.C. is therefore considered as a connected person of the Company.

For Year 2003, the network usage fees payable by the Company to SITA S.C. amounted to approximately RMB33,236,600 (2002: RMB34,911,000).

(e) Transactions between the Company and the Cares Companies

The Cares Companies are joint venture companies established between the Company and Chinese commercial airlines and airports for distributing the products of the Company and providing better service to customers in different regions. The Cares Companies will pay fees to the Company, such as the connection and installation fees and physical identified device ("PID") fees, at the rates prescribed by the CAAC.

For Year 2003, the Company received fees from the Cares Companies of approximately RMB45,938,647.

In the opinion of the independent non-executive directors of the Company, such connected transactions:

(i) were entered into by the Group in the ordinary and usual course of its business;

(ii) were conducted either

  (a) on normal commercial terms (which expression shall be applied by reference to transactions of a similar nature and to be made by similar entities); or

  (b) (where there is no available comparison) on terms that are fair and reasonable so far as the independent shareholders of the Company are concerned; and

(iii) were entered into either

  (a) in accordance with the terms of the agreements governing such transactions; or

  (b) (where there are no such agreements) on terms no less favourable than those available to or from independent third parties;

(iv) if they fall within any of the following categories, did not exceed the upper limits set out below for the financial year ended December 31, 2003:

Categories of transactions	Cap Amount
Leasing and using properties	RMB40.00 million
Payment to SITA INC. by InfoSky	US$8.70 million
Revenues from the Service Companies	RMB48.00 million
Expenditure to SITA S.C.	RMB72.00 million

In relation to such connected transactions, the Company has received a letter from the auditors stating that such connected transactions:

(a) have received the approval of the Board;

(b) were entered into in accordance with the pricing policies as stated in the notes to the financial statements of the Company;

(c) were entered into in accordance with the terms of the respective agreements and documents governing those transactions; and

(d) the aggregate amounts of the transactions have not exceeded the upper limits (referred to in (iv) above).

NEW WAIVER

As the waiver for the Company's existing ongoing connected transactions had expired on December 31, 2003, the Company applied in October 2003 to the Stock Exchange for a new waiver from strict compliance with the relevant requirements of the Listing Rules in relation to them, details of which were set out in the announcement published on October 20, 2003 and the circular dispatched to shareholders on November 10, 2003.

A waiver was granted by the Stock Exchange on December 10, 2003 after the approval of the ongoing connected transactions in respect of the provision of services and technical support by the Company and its Service Subsidiaries (as defined in the circular) to the Company's promoters by the Company's independent shareholders in the Extraordinary General Meeting held on December 5, 2003, and will be effective and valid for a term from January 1, 2004 to October 17, 2005. For the transactions listed in (iv) above, a waiver was granted by the Stock Exchange from strict compliance with the requirement for further disclosure by way of press announcements for the period from January 1, 2004 to December 31, 2006 with the following upper limits:

Categories of transactions	Cap Amount
Leasing and using properties	RMB40.00 million
Payment to SITA INC. by InfoSky	US$5.00 million
Transactions between the Company and its subsidiaries and associated companies	RMB84.00 million
Transactions between the Company and SITA	RMB72.00 million

The above waivers were granted subject to the conditions set out in the announcement published on October 20, 2003 and the circular dispatched to shareholders on November 10, 2003.

Other Connected Transaction

The Company entered into two agreements on November 11, 2003 with Shanghai Civil Aviation East China Service System Integration Company Limited ("SCAEC") pursuant to which the Company had agreed to purchase certain computer network hardware and software and related services from SCAEC. As the Company holds 47% of the equity interest in SCAEC, and China Eastern Air Holding Company, a promoter of the Company, controls 37% of the equity interest in SCAEC, SCAEC is a connected person of the Company and the transaction constitutes a connected transaction under the Listing Rules. The total consideration to be paid by the Company under the two agreements is RMB6,664,864, and is less than 3% of the Company's net tangible assets, hence no approval from the Company's independent shareholders was required. The Company considered the purchase to be in line with its strategy of upgrading its information technology to complement the expansion of its business. An announcement was issued by the Company on February 9, 2004 describing the terms of the transaction.

TRUST DEPOSITS AND IRRECOVERABLE OVERDUE TIME DEPOSITS

As at December 31, 2003, the Group did not have any trust deposits or irrecoverable overdue time deposits. All of the Group's cash deposits are placed with commercial banks and are in compliance with applicable laws and regulations.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

For the year ended December 31, 2003, the Group did not purchase, sell or redeem any of the Company's securities.

AUDIT COMMITTEE AND COMPLIANCE WITH CODE OF BEST PRACTICE

The Audit Committee of the Company has discussed and reviewed with the Company's management the financial information contained in the annual report and has also discussed certain other matters including internal control and financial reporting procedures of the Company. The Board is of the opinion that the Company has complied with the requirements of the Code of Best Practice as set out in Appendix 14 to the Listing Rules during Year 2003.

PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive rights under the Articles of Association of the Company or under PRC laws.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in Year 2003.

AUDITORS

During the period from the date of incorporation of the Company and up to December 31, 2001, Arthur Andersen & Co in Hong Kong and Arthur Andersen • Hua Qiang in the PRC were the Company's international and PRC auditors, respectively.

PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. (Certified Public Accountants in the PRC) are respectively the Company's international and PRC auditors for Year 2002 and Year 2003. A resolution to appoint PricewaterhouseCoopers as the Company's international auditors and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as PRC auditors, respectively, for the year ending December 31, 2004 will be proposed at the Annual General Meeting of the Company to be held on Wednesday, April 28, 2004.

By order of the Board

Chairman

March 11, 2004

Report of the Supervisory Committee










1	2
3	4
5	6
7	8

1 **Li Xiaojun**
2 **Du Hongying**
3 **Rao Geping**
4 **Zhang Yakun**
5 **Wang Yongqiang**
6 **Chen Lihong**
7 **Tan Xiaoxu**
8 **Zhang Xin**

Dear Shareholders,

During the year ended December 31, 2003, members of both the first and second Supervisory Committee of the Company (the "Supervisory Committee") have diligently performed their duties, in their effective offices respectively, in ensuring that the Company has observed and complied with the Listing Rules, the Company Law of the PRC, the Articles of Association of the Company and other relevant legislations and regulations which protect the interests of the Company and its shareholders.

The first Supervisory Committee convened two meetings during Year 2003 to monitor corporate governance of the Company. The Supervisory Committee also reviewed the Company's annual financial statements for 2002 and interim financial statements for 2003, and attended meetings of the Board of Directors (the "Board") to effectively monitor the policies and decisions made by the Board so that they are in compliance with the Listing Rules, relevant legislative and regulatory requirements of the People's Republic of China, the Articles of Association of the Company, and the interests of the Company and shareholders.

In December 2003, the second Supervisory Committee was elected in the Extraordinary General Meeting of the Company. The second Supervisory Committee has carefully reviewed the Company's financial statements for 2003 audited by PricewaterhouseCoopers prepared in accordance with International Financial Reporting Standards and considers that the financial statements reflect a true and fair view of the financial position and results of operations of the Company and they comply with the regulations applicable to the Company.

The Supervisory Committee confirms that the Company has not been involved in any material litigation or proceedings or arbitration, and there is no litigation or claim of material importance pending or threatened by or against the Company.

In the opinion of the Supervisory Committee, the Board and senior management of the Company have adopted prudent and effective initiatives in light of opportunities arisen from the recovery of air travel and tourism industries, thereby minimizing loss arising from SARS, which has a material negative impact on the Company. The Supervisory Committee is satisfied that the Directors and senior management of the Company are committed to act honestly and to perform their duties diligently, so as to protect the best interests of the Company and shareholders. The Supervisory Committee confirms that the report of the Board for the year ended December 31, 2003 reflected the actual operational circumstances of the Company. In the opinion of the Supervisory Committee, the Company has achieved satisfactory results during the year and the Supervisory Committee has confidence in the Company's future prospects and development.

By Order of the Supervisory Committee

Chairperson of the Supervisory Committee

March 11, 2004

Report of International Auditors

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

REPORT OF INTERNATIONAL AUDITORS
TO THE SHAREHOLDERS OF TRAVELSKY TECHNOLOGY LIMITED
(Established in the People's Republic of China with limited liability)

We have audited the accompanying balance sheets of TravelSky Technology Limited (the "Company") and its subsidiaries (the "Group") as of December 31, 2003 and the related consolidated income statement and statement of cash flows of the Group for the year then ended. These financial statements set out on pages 33 to 72 are the responsibility of the Company's management. It is our responsibility is to form an independent opinion, based on our audit, on these financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the content of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the financial position of the Company and the Group as of December 31, 2003 and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards, and comply with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong
March 11, 2004

Consolidated Income Statement

FOR THE YEAR ENDED DECEMBER 31, 2003
(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	**2003**	2002
Revenues:			
Electronic travel distribution		**431,827**	524,915
Airport passenger processing		**232,105**	242,563
Data network		**158,729**	162,067
Others		**70,957**	47,897
Total revenues	4,32(2)	**893,618**	977,442
Business taxes and other surcharges		**(32,005)**	(32,604)
Net revenues		**861,613**	944,838
Operating expenses:			
Depreciation and amortisation		**(149,166)**	(137,373)
Network usage		**(58,792)**	(49,823)
Personnel		**(147,783)**	(99,595)
Operating lease rentals	32(2)	**(42,870)**	(37,109)
Technical support and maintenance fees		**(44,650)**	(45,735)
Commission and promotion expenses		**(74,537)**	(75,397)
Other operating expenses		**(119,492)**	(93,838)
Total operating expenses		**(637,290)**	(538,870)
Operating profit		**224,323**	405,968
Financial income, net		**34,569**	42,635
Share of results of associated companies		**11,445**	14,255
Other expenses, net		**2,008**	(2,998)
Profit before taxation and minority interests	5	**272,345**	459,860
Taxation	9	**(23,092)**	(3,149)
Income before minority interests		**249,253**	456,711
Minority interests		**(6,712)**	(3,484)
Net profit		**242,541**	453,227
Earnings per share, basic and diluted (RMB)	10	**0.27**	0.51
Weighted average number of shares outstanding (thousand)	10	**888,158**	888,158

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet

AS AT DECEMBER 31, 2003
(Amounts expressed in thousands of Renminbi)

	Note	2003	2002
ASSETS			
Non-current assets			
Property, plant and equipment, net	12	**545,354**	340,632
Intangible assets, net	13	**11,093**	9,098
Investments in associated companies	15	**36,327**	23,646
Other long-term investment	16	**100,000**	100,000
Other long-term assets	17	**4,901**	5,746
		697,675	479,122
Current assets			
Inventories	18	**2,635**	2,018
Accounts receivable, net	19	**18,352**	4,447
Due from associated companies		**65**	377
Due from related parties, net	32(3)	**83,619**	135,371
Prepayments and other current assets	20	**32,005**	30,826
Short-term investments		**1,920**	2,195
Short-term bank deposits	21	**505,000**	539,491
Cash and cash equivalents	22	**2,034,952**	1,893,422
		2,678,548	2,608,147
Total assets		**3,376,223**	3,087,269
EQUITY AND LIABILITIES			
Capital and Reserves			
Paid in capital	25	**888,158**	888,158
Reserves	26	**1,584,817**	1,453,674
Retained earnings	27	**405,063**	464,191
		2,878,038	2,806,023
Minority interests		**40,305**	37,600
Current liabilities			
Accounts payable and accrued liabilities	23	**366,061**	193,044
Due to related parties		**64,922**	22,906
Dividends payable	11	**—**	14,342
Taxes payable	24	**24,846**	13,140
Deferred revenue		**2,051**	214
		457,880	243,646
Total equity and liabilities		**3,376,223**	3,087,269
Net current assets		**2,220,668**	2,364,501
Total assets less current liabilities		**2,918,343**	2,843,623

Approved by the Board of Directors on March 11, 2004.

Chairman *Director*

The accompanying notes are an integral part of these financial statements.

Balance Sheet

AS AT DECEMBER 31, 2003
(Amounts expressed in thousands of Renminbi)

	Note	2003	2002
ASSETS			
Non-current assets			
Property, plant and equipment, net	12	**512,637**	307,475
Intangible assets, net	13	**8,816**	7,293
Investments in subsidiaries	14	**64,264**	55,771
Investments in associated companies	15	**36,327**	23,646
Other long-term investment	16	**100,000**	100,000
Other long-term assets	17	**1,356**	1,795
		723,400	495,980
Current assets			
Inventories	18	**511**	611
Accounts receivable, net	19	**4,318**	6,710
Due from subsidiaries		**69,108**	74,531
Due from associated companies		**65**	377
Due from related parties	32	**69,498**	123,024
Prepayments and other current assets	20	**27,618**	26,348
Short-term bank deposits	21	**495,000**	520,777
Cash and cash equivalents	22	**1,905,577**	1,778,829
		2,571,695	2,531,207
Total assets		**3,295,095**	3,027,187
EQUITY AND LIABILITIES			
Capital and Reserves			
Paid in capital	25	**888,158**	888,158
Reserves	26	**1,583,293**	1,452,879
Retained earnings	27	**398,242**	462,504
		2,869,693	2,803,541
Current liabilities			
Accounts payable and accrued liabilities	23	**351,982**	187,569
Due to subsidiaries		**773**	—
Due to related parties		**52,099**	12,017
Dividends payable	11	—	13,303
Taxes payable	24	**20,548**	10,757
		425,402	223,646
Total equity and liabilities		**3,295,095**	3,027,187
Net current assets		**2,146,293**	2,307,561
Total assets less current liabilities		**2,869,693**	2,803,541

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Shareholders' Equity

FOR THE YEAR ENDED DECEMBER 31, 2003
(Amounts expressed in thousands of Renminbi)

	Note	Paid in capital	Reserves	Retained earnings	Total
Balance as at January 1,2002		888,158	1,295,014	333,045	2,516,217
Profit for the year		—	—	453,227	453,227
Dividend for 2001		—	—	(163,421)	(163,421)
Transfer to reserves	26,27	—	158,660	(158,660)	—
Balance as at December 31, 2002		888,158	1,453,674	464,191	2,806,023
Balance as at January 1, 2003		888,158	1,453,674	464,191	2,806,023
Profit for the year		—	—	242,541	242,541
Dividend for 2002	11	—	—	(170,526)	(170,526)
Transfer to reserves	26,27	—	131,143	(131,143)	—
Balance as at December 31, 2003		888,158	1,584,817	405,063	2,878,038

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

FOR THE YEAR ENDED DECEMBER 31, 2003
(Amounts expressed in thousands of Renminbi)

	Note	2003	2002
Cash flows from operating activities			
Cash generated from operations	28	**570,912**	625,623
Enterprise income tax paid		**(19,344)**	(3,149)
Net cash provided by operating activities		**551,568**	622,474
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(307,134)**	(68,008)
Decrease/(increase) in short-term bank deposits		**34,492**	(23,305)
Interest income		**3,000**	—
Dividends received from associated companies		**2,615**	509
Proceeds from disposal of property, plant and equipment		**1,591**	1,027
Investment to related party		**(6,150)**	(2,000)
Increase in other long-term assets		**(845)**	(2,868)
Net cash used in investing activities		**(272,431)**	(94,645)
Cash flows from financing activities			
Investment from minority shareholders of subsidiaries		—	3,430
Dividend paid to group shareholders		**(137,125)**	(274,169)
Disbursement for other financing activities		**(482)**	(486)
Net cash used in financing activities		**(137,607)**	(271,225)
Net increase in cash and cash equivalents		**141,530**	256,604
Cash and cash equivalents, beginning of year		**1,893,422**	1,636,818
Cash and cash equivalents, end of year	22	**2,034,952**	1,893,422

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of electronic travel distribution, airport passenger processing, data network and other services in the PRC.

The Company was listed on The Stock Exchange of Hong Kong Limited on February 7, 2001.

As at December 31, 2003, the Company had direct or indirect interests in the following subsidiaries and associated companies. All of these subsidiaries and associated companies are limited liability companies incorporated in the PRC except for TravelSky Technology (Hong Kong) Limited, which is a limited liability company incorporated in Hong Kong.

Name	Date of incorporation	Percentage of equity interest held Direct	Percentage of equity interest held Indirect	Issued and fully paid capital RMB	Principal activities
Subsidiaries					
Hainan Civil Aviation Cares Co., Ltd. ("Hainan Cares")	March 2, 1994	64.78%	—	6,615,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems
Cares Shenzhen Co., Ltd. ("Shenzhen Cares")	April 14, 1995	61.47%	—	7,000,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Percentage of equity interest held Indirect	Issued and fully paid capital RMB	Principal activities
Subsidiaries					
Cares Hubei Co., Ltd. ("Hubei Cares")	July 25, 1997	50%	12.5%	5,000,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Cares Chongqing Information Technology Co., Ltd. ("Chongqing Cares")	December 1, 1998	51%	—	9,800,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Aviation Cares of Yunnan Information Co., Ltd. ("Yunnan Cares")	June 15, 2000	51%	—	2,000,000	Computer hardware and software development and data network services
InfoSky Technology Co., Ltd. ("InfoSky")	September 20, 2000	51%	—	20,695,000	Provision of cargo management services and related software and technology development; and provision of technical support, training and consulting services

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Percentage of equity interest held Indirect	Issued and fully paid capital RMB	Principal activities
Subsidiaries					
TravelSky Technology (Hong Kong) Limited	December 13, 2000	100%	—	3,162,067	Commercial services
Civil Aviation Cares of Xiamen Ltd. ("Xiamen Cares")	September 14, 2001	51%	—	2,000,000	Computer hardware and software development and data network services
Civil Aviation Cares of Qingdao Ltd. ("Qingdao Cares")	January 11, 2002	51%	—	2,000,000	Computer hardware and software development and data network services
Xi'an Kaiya Civil Aviation Science Co., Ltd. ("Xi'an Cares")	July 9, 2002	51%	—	2,000,000	Computer hardware and software development and data network services
Civil Aviation Cares Technology of Xinjiang Ltd. ("Xinjiang Cares")	August 16, 2002	51%	—	3,000,000	Computer hardware and software development and data network services

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

The Company and its subsidiaries are hereinafter collectively referred to as the "Group".

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital RMB	Principal activities
		Direct	Indirect		
Associated Companies					
Shanghai Civil Aviation East China Cares System Integration Co., Ltd. ("Huadong Cares")	May 21, 1999	41%	—	10,000,000	Computer hardware and software development and data network services
Shenyang Civil Aviation Cares of Northeast China, Ltd. ("Dongbei Cares")	November 2, 1999	46%	—	2,000,000	Computer hardware and software development and data network services
Aviation Cares of Southwest Chengdu, Ltd. ("Xinan Cares")	November 28, 1999	44%	—	2,000,000	Computer hardware and software development and data network services
Yunnan TravelSky Airport Technology Limited	April 1 , 2003	40%	—	6,000,000	Computer hardware and software development and technical consulting service.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Percentage of equity interest held Indirect	Issued and fully paid capital RMB	Principal activities
Associated Companies					
Heilongjiang TravelSky Airport Technology Limited	April 30, 2003	50%	—	6,000,000	Computer hardware and software development and technical consulting service.
Shanghai Dongmei Aviation Tourism Online Co., Ltd	September 30, 2003	50%	—	1,500,000	Sales of computers and related parts and provision of network, technical services and economic consulting service.

2. BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

3. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial statements of the Company and its subsidiaries are as follows:

(a) Basis of consolidation

The consolidated financial statements of the Group include the accounts of the Company and the companies that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively.

The purchase method of accounting is used for acquired businesses. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

Investments in associated companies (generally investments of between 20% to 50% in a company's equity), where significant influence is exercised by the Company, are accounted for using the equity method. An assessment of investments in associated companies is performed when there is an indication that the assets have been impaired or the impairment losses recognised in prior years no longer exist .

When the Group's share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group's commitment.

Intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated. Unrealised gains arising from transactions with associated companies are eliminated to the extent of the Group's interest in the associated companies, against the investment in the associated companies. Unrealised losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(b) Associated companies

Associated companies are entities in which the Group holds between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control and are accounted for using the equity method. Such equity interests are carried in the balance sheet at amounts that reflect its share of the net assets of the associated companies and include goodwill on acquisition. Equity accounting involves recognising in the consolidated income statement the Group's share of the profit or loss for the year of the associated companies.

Investments in associated companies are accounted for using the equity method in the Company's balance sheet.

(c) Measurement currency

Based on the economic substance of the underlying events and circumstances relevant to the Company and its PRC subsidiaries, the measurement currency of the Company and its PRC subsidiaries has been determined to be RMB, and the measurement currency of TravelSky Technology (Hong Kong) Limited has been determined to be Hong Kong dollars. In preparing the consolidated financial statements, financial statements of TravelSky Technology (Hong Kong) Limited are translated based on the policies as described in Note (d) below.

(d) Foreign currencies

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated into RMB at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities in other currencies are translated at historical rates. Exchange gains or losses arising from changes in exchange rates subsequent to the transaction dates are included in the determination of net profit.

The Group did not enter into any hedge contracts during any of the periods presented.

Where the operations of a foreign company are integral to the operations of the Company, the translation principles are applied as if the transactions of the foreign operation had been those of the Company. At each balance sheet date, foreign currency monetary items are translated using the closing rate, non-monetary items, which are carried at historical cost, are translated using the historical rate as of the date of acquisition and non-monetary items which are carried at fair value are translated using the exchange rate that existed when the values were determined. Income and expense items are translated at the exchange rates in place on the dates of the transactions. Resulting exchange differences are recognised in the income statement during the year.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(d) Foreign currencies *(continued)*

The foreign consolidated subsidiary is regarded as foreign entity if it is financially, economically and organisationally autonomous. Its reporting currency is the respective local currency. Financial statements of a foreign consolidated subsidiary are translated at year-end exchange rates with respect to the balance sheet, and at exchange rates at the dates of the transactions with respect to the income statement. All resulting translation differences are included in a translation reserve in equity.

Any goodwill or fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign entity are recorded using the exchange rate at the effective date of the transaction. Exchange differences arising on a monetary item that, in substance, forms part of the Company's net investment in a foreign entity are classified as equity in the consolidated financial statements until the disposal of the net investment. Exchange differences on transactions which hedge the Company's net investment in a foreign entity are taken directly to the translation reserve in equity.

On the disposal of a foreign entity, the cumulative amount of exchange differences that relate to the foreign entity is recognised as income or as expenses in the same period in which the gain or loss on disposal is recognised.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment loss. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. When the expenditure results in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised.

Depreciation of property, plant and equipment is provided using the straight-line method over their estimated useful lives, after taking into consideration their estimated residual value. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Computer systems and software	3-11 years
Motor vehicles	6 years
Furniture, fixtures and other equipment	5-9 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposals is included in the determination of net profit.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(e) Property, plant and equipment *(continued)*

Assets under construction represent buildings under construction and computer systems and equipment pending installation, and are stated at cost. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the period of construction or installation and testing. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

(f) Intangible assets

Intangible assets mainly represent software.

Cost of acquisition of the new software is capitalised and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortised on a straight line basis over 2-3 years.

Costs incurred in order to restore or maintain the future economic benefits that an enterprise can expect from the originally assessed standard of performance of existing software systems are recognised as an expense when the restoration or maintenance work is carried out.

(g) Research and development costs

Expenditures for research and development are charged against income in the period incurred except for software development costs which comply strictly with the following criteria:

- the software is clearly defined and costs are separately identified and measured reliably;
- the technical feasibility of the software is demonstrated;
- the software will be sold or used in-house;
- a potential market for the software or its usefulness for internal use is demonstrated; and
- adequate technical, financial and other resources required for completion of the software development are available.

Capitalised development costs are amortised on a straight-line basis over their expected useful lives. The period of amortisation does not normally exceed 5 years. During the year ended December 31, 2003, no development costs were capitalised as they did not meet all the conditions listed above (2002: nil).

The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognised in previous years no longer exist.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(h) Impairment of assets

Financial instruments are reviewed for impairment at each balance sheet date.

For financial assets carried at amortised cost, whenever it is probable that the company will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss is recognised in the income statement. Reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognised to the extent it does not exceed what amortised cost would have been had the impairment not been recognised.

For available-for-sale financial assets, the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period when there is objective evidence that the asset is impaired. The recoverable amount of a debt instrument remeasured to fair value is the present value of expected future cash flows discounted at the current market interest rates for a similar financial asset. A reversal of an impairment loss is recorded when the decrease in the impairment loss can be objectively related to an event occurring after the write down. Such reversal is recorded in income.

Property, plant and equipment, intangible assets, investment in subsidiaries and associated companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in income for items of property, plant and equipment, intangible assets, investment in subsidiaries and associated companies carried at cost. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognised to the extent it does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for that asset in prior years.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(i) Investments

The Group classified its investments into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the company, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Investments held for trading are included in current assets. Available-for-sale investments are classified as current assets if management intends to realise them within 12 months of the balance sheet date.

All purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Available-for-sale and trading investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date.

Gains or losses on measurement to fair value of available-for-sale investments are recognised directly in the fair value reserve in shareholders' equity, until the investment is sold or otherwise disposed off, or until it is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period.

Changes in the fair values of trading investments are included in financial expense.

Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

(j) Financial instruments

Financial assets and financial liabilities carried on the balance sheet mainly include cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, due from associated companies and related parties, treasury bonds, other long-term assets, accounts payable and due to related parties. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies.

Financial instruments issued by the Group are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Company and the Group have a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(k) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessor are accounted for as operating leases. Rental payments under operating leases are charged to expense based on the straight-line method over the period of the leases.

(l) Inventories

Inventories, which principally comprise equipment for sale, spare parts and consumable items, are carried at the lower of cost or net realisable value. Cost is determined based on the first-in, first-out ("FIFO") method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

(m) Accounts Receivable and provision for bad debts

Accounts receivable are initially recorded at actual amounts. Provisions for bad debts are made based on the assessment of their collectibility and are provided for using the "allowance method". Based on the actual circumstances and experiences, specific provisions are set against balances that have been assessed to be uncollectible. A general provision is then set against the remaining balance based on the aging using the respective percentages as tabulated below:

Aging	Provision for bad debts as a percentage of accounts receivable
Between 7 months and 1 year	25%
Between 1 and 2 years	50%
Over 2 years	100%

(n) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost.

Cash represents cash in hand and deposits with banks or other financial institutions which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(o) Taxation

Taxation of the Group except for TravelSky Technology (Hong Kong) Limited is provided based on the tax laws and regulations applicable to PRC enterprises. The Group provides for PRC enterprise income tax on the basis of its income for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes.

Hong Kong profits tax of TravelSky Technology (Hong Kong) Limited is provided on the estimated assessable profits arising in or derived from Hong Kong during the year.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax base of an asset or liability and its carrying amount in the balance sheet. Currently enacted tax rate are used in the determination of deferred taxation. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilised.

Other tax liabilities are provided in accordance with the regulations issued by the PRC government authorities.

(p) Retirement scheme

The fixed contributions for retirement benefits made under defined contribution schemes are charged to expense in the year to which they relate.

(q) Provisions

A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimation can be made for the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. When discounting is used, the increase in provision reflecting the passage of time is recognised as interest expense.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(r) Revenue recognition

Revenue is recognised, net of sales discount, when it is probable that the economic benefits associated with the transaction will flow to the Group and the revenue and costs incurred or to be incurred in respect of the transaction can be measured reliably on the following basis:

- Revenue for electronic travel distribution services is recognised when the services are rendered;
- Revenue for airport passenger processing services is recognised when the services are rendered;
- Revenue for data network services is recognised as revenue when the services are rendered;
- Sale of equipment is recognised when the significant risks and rewards of ownership of the goods have been transferred to the buyer;
- Revenue for equipment installation project is recognised by reference to the stage of completion when this can be measured reliably. The stage of completion is determined in the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognised only to the extent of expenses recognised that are recoverable. In the period in which it is determined that a loss will result from the performance of the contract, the entire amount of the estimated ultimate loss is charged against income; and
- Interest income from deposits in banks or other financial institutions is recognised on an accrual basis.

4. REVENUES

Revenue primarily comprises the fees earned by the Group for the use of the Group's electronic travel distribution, airport passenger processing and data network, which provide flight seat control and sales, real-time check in, flight allocation, cargo management services and data-intensive communication services.

These fees are primarily effected on terms determined by Civil Aviation Administration of China ("CAAC") and other relevant PRC authorities. A substantial portion of these fees was generated from shareholders of the Company.

(1) Electronic travel distribution services are provided by the Group's Inventory Control System and Computer Reservation System, which provide real-time flight seat control and flight reservation information for the airlines and travel agencies.

(2) Airport passenger processing services are provided by the Group's Airport Passenger Processing System, which provides check-in, boarding, baggage control, flight navigation and flight allocation services for airlines and airports located in the PRC and in several foreign cities.

(3) The Group charges airlines, airports and travel agencies for the use of the Group's data network.

(4) The Group also sells equipment related to the use of the Group's systems to airlines, airports and travel agencies.

5. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging (crediting) the following:

	2003 ***RMB'000***	2002 *RMB'000*
After charging:		
Depreciation	**141,904**	130,298
Amortisation	**7,262**	7,075
Loss on disposal of property, plant and equipment	**1,651**	5,133
Operating lease rentals	**42,870**	37,109
Provision for doubtful debts	**2,377**	2,981
Cost of equipment sold	**13,561**	9,551
Contributions to defined contribution pension scheme	**3,320**	1,113
Auditors' remuneration	**1,444**	1,467
Contribution to housing fund	**3,123**	1,968
Research and development expenses	**78,427**	68,314
After crediting:		
Interest income	**(33,213)**	(42,081)
Exchange gain	**(1,839)**	(252)

6. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS

	2003 RMB'000	2002 RMB'000
Fees for executive directors	—	—
Fees for non-executive directors	—	—
Fees for supervisors	—	—
Other emoluments for executive directors:		
- basic salaries and allowances	**231**	337
- bonus	**1,647**	1,202
- retirement benefits	**28**	40
Other emoluments for non-executive directors	—	—
Other emoluments for supervisors	**963**	725
Total	**2,869**	2,304

No director had waived or agreed to waive any emoluments during the years.

Details of emoluments paid to the five highest-paid employees (mainly senior executives) are as follows:

	2003 RMB'000	2002 RMB'000
Basic salaries and allowances	**324**	341
Bonus	**1,678**	1,202
Retirement benefits	**40**	40
	2,042	1,583
Number of directors	**3**	4
Number of employees	**2**	1
	5	5

The annual emoluments paid during the year ended December 31, 2003 to each of the directors (including the five highest paid employees) fell within the band from RMB nil to RMB 1 million (2002: from RMB nil to RMB 1 million).

During the year ended December 31, 2003, no emolument was paid to the five highest-paid individuals (including directors and employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2002: nil).

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

7. RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make specified contributions to the state-sponsored pension scheme at the rate of 19% of the employees' basic salaries for the year ended December 31, 2003 (2002: 16%). The contributions to the pension scheme made by the Group for the year ended December 31, 2003 amounted to RMB 3,319,000 (2002: RMB 1,113,000). Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions made.

8. HOUSING FUND

All the full-time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used by the Group for the construction of employee quarters, by the employees for housing purchases, or may be withdrawn upon their retirement. The Group is required to make annual contributions to a state-sponsored housing fund equivalent to a certain percentage of each employee's salary. The contributions by the Group to the housing fund for the year ended December 31, 2003 amounted to approximately RMB 3,122,000 (2002: RMB 1,968,000).

The average number of employees in 2003 was 1,416 (2002: 1,170).

9. TAXATION

Income Tax

	2003	2002
	RMB'000	*RMB'000*
PRC enterprise income tax-current	**23,552**	2,690
Hong Kong profits tax-current	**(460)**	459
Deferred taxation	—	—
	23,092	3,149

Under PRC income tax law, the Company is subject to enterprise income tax ("EIT") at a rate of 33% on the taxable income as reported in its statutory accounts which are prepared based on the accounting principles and financial regulations applicable to PRC enterprises. The Company was registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau (Document (2000) Haiguoshuiersuo No.19) to enjoy EIT preferential rate of 7.5% from January 1, 2003 to December 31, 2005.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 0 to 33%. These subsidiaries are located in special economic zones (Hainan Cares and Shenzhen Cares) for which the applicable tax rate is 15%, or designated as "New Technology Enterprise" (Chongqing Cares) for which the applicable tax rate is 15% or located in Western part of China (Xinjiang Cares) enjoying preferential tax rate of 0%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operations.

9. TAXATION *(continued)*

Income Tax *(continued)*

The reconciliation of EIT at the statutory rate of 33% applied to income before taxation for the years ended December 31, 2003 and 2002, to the effective rate actually recorded in the consolidated income statement, is as follows:

	2003	2002
Statutory tax rate	**33 %**	33.0%
Effect of preferential tax rates applicable to the Company	**(23)%**	(31.8)%
Effect of preferential tax rates applicable to certain subsidiaries	**(2)%**	(0.5)%
Effective income tax rate	**8%**	0.7%

There were no material temporary differences for which deferred taxation had not been provided for as at the balance sheet dates.

The combined effect of tax holidays available to the Company and the preferential tax rates applicable to certain subsidiaries is as follows:

	2003	2002
Aggregate amount (RMB'000)	**70,902**	148,604
Per share effect (RMB)	**0.08**	0.17

However, the preferential tax treatments the entities comprising the Group obtained, including the EIT preferential rate enjoyed by the Company from Janurary 1, 2003 to December 31, 2005 as mentioned above, may be subject to review by higher authorities. Should the preferential tax treatments not be available to the Group, additional EIT expenses may arise.

Business Taxes

The Group is subject to business taxes on its service revenues:

Electronic travel distribution, airport passenger processing and data network	3%
Training, technical support service, rental and others	5%

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

9. TAXATION *(continued)*

Value-Added Tax ("VAT")

The Group's sales of equipment are subject to Value Added Tax (VAT). The Company and one of its subsidiary (InfoSky) are certified by the tax authorities as general tax payers, and other subsidiaries of the Company are small-scale VAT tax payers. The applicable tax rate is 17% for general tax payers, and 4%-6% for small-scale VAT tax payers.

For general tax payers, input VAT from purchase of equipment for sale can be netted off against output VAT from sales.

VAT payable or receivable is the net difference between periodic output and deductible input VAT.

10. EARNINGS PER SHARE

Earnings per share for the year ended December 31, 2003 and December 31, 2002 have been computed by dividing the net profit of RMB242,541,000 and RMB453,227,000, by the weighted average number of 888,157,500 and 888,157,500 ordinary shares issued and outstanding for the years ended December 31, 2003 and December 31, 2002, respectively.

There were no potential dilutive ordinary shares outstanding during the years ended December 31, 2003 and 2002.

11. DIVIDENDS

The shareholders in the Annual General Meeting on Mar 14, 2003 approved the final dividend in respect of 2002 of RMB 0.192 per share amounting to a total of RMB170,526,240. The amount was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2003.

The Board of Directors proposed a final dividend of RMB 0.102 per share for the year ended December 31, 2003, totaling approximately RMB90,592,000. The proposed dividend distribution is subject to shareholders' approval in their next general meeting and will be recorded in the Group's financial statements for the year ending December 31, 2004. After the appropriation of the dividend, the reserve available for distribution as at December 31, 2003 was approximately RMB202,137,000 (2002: RMB156,434,000).

	2003	2002
Dividend proposed after year end		
Proposed final dividend (RMB'000)	**90,592**	170,526
Dividend per share (RMB)	**0.102**	0.192

12. PROPERTY, PLANT AND EQUIPMENT, NET

As at December 31, property, plant and equipment comprised:

The Group:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Assets under construction	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost						
As at January 1, 2002	12,495	927,635	14,870	13,346	981	969,327
Purchases	2,611	55,134	5,579	1,280	7,967	72,571
Disposals	(15)	(118,815)	—	(405)	(25)	(119,260)
As at December 31,2002	15,091	863,954	20,449	14,221	8,923	922,638
Purchases	4,011	306,821	4,874	5,646	26,895	348,247
Transfer upon completion	29,903	—	—	—	(29,903)	—
Disposals	—	(44,056)	(858)	(229)	—	(45,143)
As at December 31,2003	49,005	1,126,719	24,465	19,638	5,915	1,225,742
Accumulated depreciation						
As at January 1, 2002	(1,704)	(552,260)	(7,435)	(3,931)	—	(565,330)
Charge for the year	(773)	(126,493)	(2,203)	(829)	—	(130,298)
Write-back on disposals	—	113,301	—	321	—	113,622
As at December 31, 2002	(2,477)	(565,452)	(9,638)	(4,439)	—	(582,006)
Charge for the year	(1,333)	(133,491)	(2,904)	(4,176)	—	(141,904)
Write-back on disposals	—	42,657	731	134	—	43,522
As at December 31, 2003	(3,810)	(656,286)	(11,811)	(8,481)	—	(680,388)
Net book value						
As at December 31, 2002	12,614	298,502	10,811	9,782	8,923	340,632
As at December 31, 2003	45,195	470,433	12,654	11,157	5,915	545,354

12. PROPERTY, PLANT AND EQUIPMENT, NET *(continued)*

The Company:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Assets under construction	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost						
As at January 1, 2002	1,532	905,956	10,269	9,915	720	928,392
Purchases	752	49,629	1,927	982	720	54,010
Disposals	—	(113,792)	—	(261)	—	(114,053)
As at December 31, 2002	2,284	841,793	12,196	10,636	1,440	868,349
Purchases	3,136	306,336	3,089	3,866	1,440	317,867
Transfer upon completion	24,678	—	—	—	—	24,678
Disposals	—	(42,180)	(804)	(146)	—	(43,130)
As at December 31, 2003	30,098	1,105,949	14,481	14,356	2,880	1,167,764
Accumulated depreciation						
As at January 1, 2002	(21)	(537,524)	(4,963)	(2,649)	—	(545,157)
Charge for the year	(97)	(122,718)	(1,447)	(850)	—	(125,112)
Write-back on disposals	—	109,083	—	312	—	109,395
As at December 31, 2002	(118)	(551,159)	(6,410)	(3,187)	—	(560,874)
Charge for the year	(384)	(131,330)	(1,745)	(2,445)	—	(135,904)
Write-back on disposals	—	40,851	679	121	—	41,651
As at December 31, 2003	(502)	(641,638)	(7,476)	(5,511)	—	(655,127)
Net book value						
As at December 31, 2002	2,166	290,634	5,786	7,449	1,440	307,475
As at December 31, 2003	29,596	464,311	7,005	8,845	2,880	512,637

13. INTANGIBLE ASSETS, NET

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cost				
As at January 1	**19,531**	17,596	**16,701**	15,053
Additions	**9,257**	1,935	**8,181**	1,648
As at December 31	**28,788**	19,531	**24,882**	16,701
Accumulated amortisation				
As at January 1	**(10,433)**	(3,358)	(9,408)	(2,855)
Amortisation for the year	**(7,262)**	(7,075)	**(6,658)**	(6,553)
As at December 31	**(17,695)**	(10,433)	**(16,606)**	(9,408)
Net book value as at December 31	**11,093**	9,098	**8,816**	7,293

The intangible assets of the Group and the Company represent computer software acquired.

14. INVESTMENTS IN SUBSIDIARIES

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Share of net assets	—	—	**64,264**	55,771

A listing of the Group's subsidiaries is shown in Note 1.

15. INVESTMENTS IN ASSOCIATED COMPANIES

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Share of net assets	**36,327**	23,646	**36,327**	23,646

A listing of the Group's associated companies is shown in Note 1.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

16. OTHER LONG-TERM INVESTMENT

As at December 31, the Company and the Group had the following held-to-maturity investment:

	Interest rate and maturity	2003	2002
		RMB'000	*RMB'000*
Treasury bonds	3% per annum with maturity in December 2008	100,000	100,000

17. OTHER LONG-TERM ASSETS

As at December 31, other long-term assets of the Company and the Group represented rental deposits and other long-term asset.

18. INVENTORIES

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	**RMB'000**	*RMB'000*
Equipment for sale	**2,587**	1,637	**405**	505
Spare parts	**83**	347	**80**	80
Other	**59**	34	**26**	26
Total	**2,729**	2,018	**511**	611
Less: Provision	**94**	—	**—**	—
	2,635	2,018	**511**	611

Inventories with a total carrying value of approximately RMB nil as at December 31, 2003 and 2002 are stated at net realisable value.

No inventories have been pledged as security for borrowings.

19. ACCOUNTS RECEIVABLE, NET

As at December 31, accounts receivable comprised:

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts receivable	**21,820**	9,043	**15,163**	10,654
Provision for doubtful debts	**(3,468)**	(4,596)	**(10,845)**	(3,944)
Accounts receivable, net	**18,352**	4,447	**4,318**	6,710

The credit period is normally within six months after the services are rendered.

The aging analysis of accounts receivable is as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**14,809**	3,811	**11,027**	5,422
Over 6 months but within 1 year	**1,907**	651	**550**	651
Over 1 year but within 2 years	**2,896**	1,599	**2,228**	1,599
Over 2 years but within 3 years	**325**	1,078	**325**	1,078
Over 3 years	**1,883**	1,904	**1,033**	1,904
	21,820	9,043	**15,163**	10,654

20. PREPAYMENTS AND OTHER CURRENT ASSETS

As at December 31, prepayments and other current assets comprised:

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Prepayments	4,774	5,165	3,504	4,088
Other current assets	27,231	25,661	24,114	22,260
Total	32,005	30,826	27,618	26,348

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

21. SHORT-TERM BANK DEPOSITS

The weighted average annual interest rate on short-term bank deposits was 2.33% (2002: 2.39%) and these deposits have an average maturity of 550 days (2002: 404 days).

22. CASH AND CASH EQUIVALENTS

As at December 31, cash and cash equivalents consisted of:

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash				
RMB	**216**	223	**106**	139
HKD denominated	**30**	55	—	—
USD denominated	**68**	88	—	—
GBP denominated	**13**	11	—	—
EUR denominated	**20**	17	—	—
	347	394	**106**	139
Demand deposits				
RMB	**1,557,464**	1,319,654	**1,499,081**	1,283,045
USD denominated	**426,702**	181,426	**369,685**	112,635
HKD denominated	**49,666**	391,126	**36,705**	383,010
JPY denominated	**773**	822	—	—
	2,034,605	1,893,028	**1,905,471**	1,778,690
Total cash and cash equivalents	**2,034,952**	1,893,422	**1,905,577**	1,778,829

23. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts payable	**112,017**	49,924	**99,926**	48,229
Accrued departure technology support fee	**103,668**	68,052	**110,672**	74,560
Accrued technical bonus to employees	**54,264**	41,647	**52,394**	41,647
Accrued rentals	**—**	208	**—**	—
Accrued technical support fee	**14,117**	8,093	**13,685**	8,093
Accrued network usage fees	**55,562**	7,112	**50,677**	5,243
Other accruals	**26,433**	18,008	**24,628**	9,797
	366,061	193,044	**351,982**	187,569

As of December 31, 2003, approximately RMB128,490,283 of the above balances were denominated in US dollars (2002: RMB 43,860,287).

The aging analysis of accounts payable is as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**69,762**	15,609	**60,366**	14,428
Over 6 months but within 1 year	**3,737**	328	**1,045**	13
Over 1 year but within 2 years	**13,505**	33,987	**13,502**	33,788
Over 2 years but within 3 years	**25,013**	—	**25,013**	—
Total accounts payable	**112,017**	49,924	**99,926**	48,229
Accrued liabilities	**254,044**	143,120	**252,056**	139,340
	366,061	193,044	**351,982**	187,569

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

24. TAXES PAYABLE

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Enterprise income tax payable	**5,343**	1,425	**3,371**	—
Business tax payable	**14,604**	10,169	**12,681**	9,478
VAT payable	**(190)**	62	**(191)**	50
Other	**5,089**	1,484	**4,687**	1,229
	24,846	13,140	**20,548**	10,757

25. PAID-IN CAPITAL

The paid-in capital as at December 31, 2003 represented 577,303,500 Domestic Shares that were issued by the Company upon incorporation and 310,854,000 H Shares that were issued by the Company in February, 2001.

	2003	**2003**
	Number of shares	**Amount**
	RMB'000	*RMB'000*
Authorised:		
Domestic Shares of RMB1 each:	577,304	577,304
H Shares of RMB1 each:	310,854	310,854
Total shares of RMB1 each:	888,158	888,158
Issued and fully paid:		
Domestic Shares of RMB1 each:	577,304	577,304
H Shares of RMB1 each:	310,854	310,854
Total shares of RMB1 each:	888,158	888,158

26. RESERVES

	Capital Surplus	Statutory Surplus Reserve Fund	Statutory Public Welfare Fund	Discretionary Surplus Reserve Fund	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Group					
Balance as at January 1, 2002	1,194,956	55,216	44,842	—	1,295,014
Transfer from retained earnings	—	42,889	42,888	72,883	158,660
Balance as at December 31, 2002	1,194,956	98,105	87,730	72,883	1,453,674
Transfer from retained earnings	—	23,080	23,081	84,982	131,143
Balance as at December 31, 2003	1,194,956	121,185	110,811	157,865	1,584,817
Company					
Balance as at January 1, 2002	1,194,956	55,216	44,842	—	1,295,014
Transfer from retained earnings	—	42,491	42,491	72,883	157,865
Balance as at December 31, 2002	1,194,956	97,707	87,333	72,883	1,452,879
Transfer from retained earnings	—	22,716	22,716	84,982	130,414
Balance as at December 31, 2003	1,194,956	120,423	110,049	157,865	1,583,293

27. APPROPRIATIONS AND DISTRIBUTION OF PROFIT

In accordance with the Articles of Association of the Company, earnings available for distribution by the Company will be deemed to be the lower of the amounts determined in accordance with (a) the applicable financial rules and regulations in the PRC ("PRC GAAP"), and (b) IFRS.

According to the Articles of Association of the Company, the distributable net profit after taxation and minority interests is determined after allowance has been made for:

(i) making up cumulative prior years' losses, if any;

(ii) appropriation to the statutory surplus reserve funds at 10% of the after-tax profit, as determined under PRC GAAP, until the cumulative amounts reach 50% of the Company's registered capital. The statutory surplus reserve funds may be converted into capital provided that it is approved by a resolution at a shareholders' general meeting and its balance does not fall below 25% of the new registered capital; and

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

27. APPROPRIATIONS AND DISTRIBUTION OF PROFIT *(continued)*

(iii) appropriation to the statutory public welfare funds at 5% to 10% (at the discretion of the Board of Directors) of the after-tax profit, as determined under PRC GAAP, which can only be used for the collective welfare of the employees.

The shareholders in the Annual General Meeting on March 14, 2003 approved the appropriation of RMB84,982,000 to the discretionary surplus reserve. The amount was accounted for in shareholder's equity as an appropriation of retained earnings in the year ended December 31, 2003.

For the year ended December 31, 2003, the Board of Directors proposed appropriations of 10%, 10% and 20% of the net profit (2002: 10%, 10% and 20% respectively) as reflected in the Company's statutory financial statements prepared under PRC GAAP, or RMB22,716,000, RMB22,716,000 and RMB45,432,000 (2002: RMB42,491,000, RMB42,491,000 and RMB84,982,000), to the statutory surplus reserve fund , the statutory public welfare fund and the discretionary surplus reserve fund, respectively.

The proposed appropriation of RMB45,432,000 (20% of net profit after tax) to the discretionary surplus reserve fund for the year ended December 31, 2003 is subject to shareholders' approval at the next general meeting. Because of the adoption of the revised IAS 10, "Events After the Balance Sheet Date", the appropriation to the discretionary surplus reserve fund that was proposed after December 31, 2003 will be recorded in the Group's financial statements for year ended December 31, 2004.

After the appropriations mentioned above, the reserve available for distribution as at December 31, 2003 was approximately RMB292,729,000 (2002: RMB326,960,000), which is the lesser of the amounts determined in accordance with PRC GAAP and IFRS.

The profit attributable to shareholders is dealth with in the financial statements of the Company to the extent of RMB236,678,000 (2002: RMB450,744,000) for the year ended December 31, 2003.

28. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH GENERATED FROM OPERATIONS

	2003	2002
	RMB'000	*RMB'000*
Profit before taxation and minority interests	**272,345**	459,860
Adjustments for:		
Depreciation and amortisation	**149,166**	137,373
Loss on disposal of property, plant and equipment	**1,651**	5,133
Provision for doubtful debts	**2,377**	2,981
Share of results from associated companies	**(11,445)**	(14,255)
Operating profit before working capital changes	**414,094**	591,092
Decrease (increase) in current assets:		
Accounts receivable	**(16,282)**	7,409
Inventories	**(617)**	749
Prepayments and other current assets	**(824)**	(12,323)
Due from related parties/associated companies	**52,065**	32,215
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	**119,248**	26,437
Deferred revenue	**1,837**	(3,180)
Due to related parties	**(10,314)**	(15,541)
Taxes payable	**11,705**	(1,235)
Cash generated from operations	**570,912**	625,623

29. FINANCIAL INSTRUMENTS

Financial risk management

The Group is exposed to market risks arising from changes in interest and foreign exchange rates. The Group does not use any derivative financial instruments to manage those risks.

Fair values

The Group's financial instruments mainly consist of cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, due from associated companies and related parties, treasury bonds, other long-term assets, accounts payable and due to related parties.

The carrying amounts of the Group's financial instruments except for treasury bonds and other long-term assets approximated their fair values as at December 31, 2003 because of the short maturities of these instruments.

The carrying amount of treasury bonds and other long-term assets approximated their fair value.

29. FINANCIAL INSTRUMENTS *(continued)*

Credit risks

The extent of the Group's credit exposure is represented by aggregated balance of cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, short term investment, amounts due from associated companies and related parties and treasury bonds. The maximum credit risk exposure in the event that other parties fail to perform their obligations under these financial instruments was approximately RMB 2,749 million as at December 31, 2003 (2002: RMB 2,678 million).

Counterparties to financial instruments primarily consist of State-owned banks in the PRC, and a large number of airlines and travel agents. The Group does not expect any counterparties to fail to meet their obligations. The Group has concentrations of credit risk with these entities.

Foreign currency risk

The Group is exposed to foreign exchange risk related to its capital expenditures because a substantial portion of its capital expenditures represents imported equipment that is purchased in U.S. dollars. Under the current foreign exchange system in the PRC, the Group is not able to hedge effectively against currency risks except for the cash and cash equivalents that denominated in foreign currency. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

30. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing electronic travel distribution, airport passenger processing, data network and other services in the PRC. The Group's chief decision maker for operation is considered to be the Group's general manager. The information reviewed by the general manager is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for the year ended December 31, 2003 and 2002. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

31. COMMITMENTS

(a) Capital commitments

As at December 31, the Group had the following capital commitments:

	2003	2002
	RMB'000	*RMB'000*
Authorised and contracted for		
- Computer systems	**1,208**	19,858
Authorised but not contracted for		
- Computer systems	**322,000**	—
Total	**323,208**	19,858

The above capital commitments primarily relate to the acquisition and installation of the next generation electronic travel distribution system.

No capital commitments outstanding as at December 31, 2003 was denominated in U.S. dollars (2002: RMB2.3 million).

(b) Operating lease commitments

As at December 31, the Group had the following commitments under operating leases:

	2003	2002
	RMB'000	*RMB'000*
Within one year	**36,483**	32,045
Later than one year but not later than five years	**126,011**	120,469
Later than five years	**50,509**	80,627
Total	**212,993**	233,141

(c) Equipment maintenance fee commitments

As at December 31, 2003, the Group had total equipment maintenance fee commitments of approximately RMB8.3 million (2002: RMB5.0 million).

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

32. RELATED PARTY TRANSACTIONS

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

The following is a summary of significant recurring transactions carried out with the Group's related parties.

(1) Related parties

The major related parties of the Company and the Group are as follows:

Name	Relationship with the Company
China TravelSky Holding Company ("CTHC")	Shareholder of the Company
China Southern Air Holding Co.	Shareholder of the Company
China Eastern Air Holding Co.	Shareholder of the Company
Air China	Shareholder of the Company
China Northern Airlines Co.	Shareholder of the Company
China Eastern Air - Northwest Airlines Co.	Shareholder of the Company
China Eastern Air - Yunnan Airlines Co.	Shareholder of the Company
Xinjiang Airlines Co.	Shareholder of the Company
China National Aviation Corp.	Shareholder of the Company
Xiamen Airlines Limited Company	Shareholder of the Company
Hainan Airlines Company Limited	Shareholder of the Company
China National Aviation Holding Co.	Parent company of certain shareholders of the Comany

(2) Related party transactions

The Group had the following material related party transactions.

(i) Revenue for electronic travel distribution, airport passenger processing, data network, etc., the pricing of which was based on negotiated prices with these related parties with reference to the pricing standards prescribed by CAAC where applicable.

Name	**2003** ***RMB'000***	2002 *RMB'000*
China Southern Air Holding Co. (a)	**127,952**	171,936
China Eastern Air Holding Co. (b)	**118,342**	117,247
China National Aviation Holding Co. (c)	**114,893**	120,391
Hainan Airlines Company Limited	**59,986**	54,046
Xiamen Airlines Limited Company	**54,167**	42,267

32. RELATED PARTY TRANSACTIONS *(continued)*

(2) Related party transactions *(continued)*

(a) It represented the transactions entered into between the wholly owned subsidiaries of China Southern Air Holding Co., namely China Southern Air Co. Ltd., China Northern Airlines Co. and Xinjiang Airlines Co. and other subsidiaries.

(b) It represented the transactions entered into between the wholly owned subsidiaries of China Eastern Air Holding Co., namely China Eastern Air Co. Ltd. and Yunnan Airlines Co. and other subsidiaries.

(c) It represented the transactions entered into between the Group and China National Aviation Holding Co. and its wholly owned subsidiaries, namely Air China and China National Aviation Corporation and other subsidiaries.

In the Directors' opinion, these transactions were carried out with related parties in the ordinary course of business and on normal commercial terms.

(ii) Lease of properties from CTHC

For the year ended December 31, 2003, operating lease rentals for lease of properties from CTHC amounted to RMB 30,807,105 (2002: RMB 30,117,000). The pricing of operating lease rentals for buildings is based on agreed rates with CTHC with reference to market rentals.

(3) Balances with related parties

Balances with related parties mainly comprised:

Due from related parties

	The Group		The Company	
Name	**2003**	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
China Southern Air Holding Co. (a)	**7,294**	12,793	**4,575**	10,667
China Eastern Air Holding Co. (b)	**22,136**	41,739	**20,301**	37,070
China National Aviation Holding Co. (c)	**24,053**	41,502	**21,615**	41,502
Shenzhen Air Holding Co.	**9,314**	1,221	**8,131**	1,221

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

32. RELATED PARTY TRANSACTIONS *(continued)*

(3) Balances with related parties *(continued)*

(a) It represented the balances due from the wholly owned subsidiaries of China Southern Air Holding Co., namely China Southern Air Co. Ltd., China Northern Airlines Co. and Xinjiang Airlines Co. and other subsidiaries.

(b) It represented the balances due from the wholly owned subsidiaries of China Eastern Air Holding Co., namely China Eastern Air Co. Ltd. and China Northwest Airlines Co. and Yunnan Airlines Co. and other subsidiaries.

(c) It represented the balances due from China National Aviation Holding Co. and its wholly owned subsidiaries, namely Air China and China National Aviation Corporation and other subsidiaries.

The balances with related parties were unsecured, non-interest bearing and generally repayable within six months.

The balances with related parties primarily arose from the above related party transactions.

33. ULTIMATE HOLDING COMPANY

The directors regard China TravelSky Holding Company established in the PRC as being the ultimate holding company.

34. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 11, 2004.

Consolidated Balance Sheet

Supplementary Financial Information Provided by the Management

	As at December 31,				
	1999	2000	2001	2002	**2003**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
ASSETS					
Non-current assets					
Property, plant and equipment, net	326,921	281,944	403,997	340,632	**545,345**
Intangible assets, net	—	—	14,238	9,098	**11,093**
Investments in associated companies	3,132	6,424	12,391	23,646	**36,327**
Other long-term investment	—	—	100,000	100,000	**100,000**
Other long-term assets	—	—	8,465	5,746	**4,901**
	330,053	288,368	539,091	479,122	**697,675**
Current assets					
Inventories	15,150	9,680	2,767	2,018	**2,635**
Accounts receivable, net	47,743	44,868	14,837	4,447	**18,352**
Due from associated companies	2,856	11,416	598	377	**65**
Due from related parties	259,968	229,845	168,536	135,371	**83,619**
Prepayments and other current assets	18,741	31,362	15,356	30,826	**32,005**
Short-term investment	—	—	—	2,195	**1,920**
Short-term bank deposits	16,984	27,406	516,186	539,491	**505,000**
Cash and cash equivalents	163,037	584,729	1,636,818	1,893,422	**2,034,952**
	524,479	939,306	2,355,098	2,608,147	**2,678,548**
Total assets	854,532	1,227,674	2,894,189	3,087,269	**3,376,223**
EQUITY AND LIABILITIES					
Capital and Reserves					
Paid in capital	260,133	577,304	888,158	888,158	**888,158**
Reserves	331,788	272,856	1,295,014	1,453,674	**1,584,817**
Retained earnings (accumulated deficit)	(21,756)	—	333,045	464,191	**405,063**
	570,165	850,160	2,516,217	2,806,023	**2,878,038**
Minority interests	21,168	32,735	30,613	37,600	**40,305**
Current liabilities					
Current portion of long-term bank loan	800	—	—	—	**—**
Accounts payable and accrued liabilities	57,002	65,158	167,092	193,044	**366,061**
Due to related parties	36,366	6,682	38,447	22,906	**64,922**
Dividends payable	—	124,051	124,051	14,342	**—**
Taxes payable	168,243	140,508	14,375	13,140	**24,846**
Deferred revenue	788	8,380	3,394	214	**2,051**
	263,199	344,779	347,359	243,646	**457,880**
Total equity and liabilities	854,532	1,227,674	2,894,189	3,087,269	**3,376,223**

Note: Certain prior year figures have been reclassified to better present the financial position of the Group.

Consolidated Income Statement
Supplementary Financial Information Provided by the Management

	Year ended December 31,				
	1999	2000	2001	2002	**2003**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
Revenues:					
Electronic travel distribution	358,793	439,119	459,868	524,915	**431,827**
Airport passenger processing	98,220	155,546	203,558	242,563	**232,105**
Data network	99,879	108,960	114,609	162,067	**158,729**
Others	46,762	38,362	52,766	47,897	**70,957**
Total revenues	603,654	741,987	830,801	977,442	**893,618**
Business taxes and other surcharges	(19,344)	(24,735)	(29,652)	(32,604)	**(32,005)**
Net revenues	584,310	717,252	801,149	944,838	**861,613**
Operating expenses:					
Depreciation and amortisation	(88,218)	(104,857)	(109,658)	(137,373)	**(149,166)**
Network usage	(34,803)	(54,772)	(48,640)	(49,823)	**(58,792)**
Personnel	(33,787)	(39,656)	(72,019)	(99,595)	**(147,783)**
Operating lease rentals	(18,670)	(31,516)	(35,278)	(37,109)	**(42,870)**
Technical support and maintenance fees	(21,525)	(42,295)	(40,701)	(45,735)	**(44,650)**
Commission and promotion expenses	(18,002)	(26,933)	(44,207)	(75,397)	**(74,537)**
Other operating expenses	(53,986)	(69,807)	(84,216)	(93,838)	**(119,492)**
Total operating expenses	(268,991)	(369,836)	(434,719)	(538,870)	**(637,290)**
Operating profit	315,319	347,416	366,430	405,968	**224,323**
Financial income (charges), net	(960)	4,921	41,956	42,635	**34,569**
Share of results from associated companies	392	3,446	7,289	14,255	**11,445**
Other (expenses) income, net	209	(2,729)	(4,102)	(2,998)	**2,008**
Profit before taxation and minority interests	314,960	353,054	411,573	459,860	**272,345**
Taxation	(103,742)	(94,166)	(3,189)	(3,149)	**(23,092)**
Income before minority interests	211,218	258,888	408,384	456,711	**249,253**
Minority interests	(3,180)	(2,296)	(483)	(3,484)	**(6,712)**
Net profit	208,038	256,592	407,901	453,227	**242,541**
Earnings per share, basic and diluted (RMB)	0.36	0.44	0.48	0.51	**0.27**
Weighted average number of shares outstanding (thousand)	577,304	577,304	855,314	888,158	**888,158**

Corporate Information

BOARD OF DIRECTORS

Chairman

Ma Tiesheng	Executive Director (appointed on December 5, 2003)

Directors

Zhu Yong	Executive Director (CEO) (appointed on December 5, 2003)
Ding Weiping	Executive Director (Company Secretary, Vice Chief Engineer) (appointed on December 5, 2003)
Song Jinxiang	Executive Director (Deputy Chief Economist) (appointed on December 5, 2003)
Wang Quanhua	Vice Chairman, Non-executive Director (appointed on December 5, 2003)
Cao Jianxiong	Vice Chairman, Non-executive Director (appointed on December 5, 2003)
Zhang Xueren	Vice Chairman, Non-executive Director (appointed on December 5, 2003)
Rong Gang	Non-executive Director (appointed on December 5, 2003)
Yang Yatie	Non-executive Director (appointed on December 5, 2003)
Li Xiaoguang	Non-executive Director (appointed on December 5, 2003)
Si Yupei	Non-executive Director (appointed on December 5, 2003)
Song Jian	Non-executive Director (appointed on December 5, 2003)
Wu Jiapei	Independent non-executive Director (appointed on December 5, 2003)
Chow Kwok Wah, James	Independent non-executive Director (appointed on December 5, 2003)
Lee Kwok Ming, Don	Independent non-executive Director (appointed on December 5, 2003)

AUDIT COMMITTEE

Wu Jiapei	Audit Committee member (appointed on December 5, 2003)
Chow Kwok Wah, James	Audit Committee member (appointed on December 5, 2003)
Lee Kwok Ming, Don	Audit Committee member (appointed on December 5, 2003)

Corporate Information

SUPERVISORY COMMITTEE

Chairman

Li Xiaojun	Supervisor (appointed on December 5, 2003)

Supervisors

Du Hongying	Supervisor (appointed on December 5, 2003)
Zhang Yakun	Supervisor (appointed on December 5, 2003)
Wang Yongqiang	Supervisor (appointed on December 5, 2003)
Chen Lihong	Supervisor (appointed on December 5, 2003)
Tan Xiaoxu	Supervisor (appointed on December 5, 2003)
Zhang Xin	Supervisor (appointed on December 5, 2003)
Rao Geping	Independent Supervisor (appointed on December 5, 2003)

COMPANY SECRETARY

Ding Weiping

COMPANY'S WEBSITE

www.travelsky.net

AUDITORS

International Auditors:
PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22/F, Prince's Building
Central
Hong Kong

PRC Auditors:
PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co.
12th Floor Shanghai Shui On Plaza
333 Huai Hai Zhong Road
Shanghai 200021
PRC

LEGAL ADVISERS TO THE COMPANY

as to Hong Kong law:
Linklaters
10th Floor, Alexandra House
Chater Road
Hong Kong

as to PRC law:
Jingtian & Gongcheng
15th Floor, The Union Plaza
20 Chaoyangmenwai Dajie
Beijing 100020, PRC

REGISTERED ADDRESS AND CONTACT DETAILS

TravelSky Technology Limited
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District
Beijing 100080, PRC
Post office box: No. 638 Beijing, PRC
Telephone: (8610) 8401 9073
Facsimile: (8610) 8401 9340

PLACE OF BUSINESS IN HONG KONG

Room 4310, 43/F
China Resources Building
26 Harbour Road
Wanchai
Hong Kong

PLACE OF LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 696

Corporate Information

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Room 1712-1716, 17/F Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

DEPOSITARY OF SPONSORED LEVEL I AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Bank of New York
Shareholder
P. O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

Shareholders can obtain a copy of this annual report through the website of the Company at "www.travelsky.net".

Biographies of Directors, Supervisors and Company Secretary

DIRECTORS

Chairman

Ma Tiesheng, age 57, is the Chairman of the Board of Directors (the "Board") of the Company. He is a senior accountant. Mr. Ma graduated from Beijing Language Institute. From January 1984 to March 1991, he was the Deputy Chief Officer and then the Chief Officer of the International Settlement Office of the Treasury Division of the Civil Aviation Administration of China ("CAAC"). From March 1991 to December 1992, he was the Manager of the Accounting Centre of China Aviation. From December 1992 to June 2000, he served as the General Manager of the Accounting Centre of China Aviation. From June 2000 to October 2002, he was the Chief Officer of the Administrative Office of CAAC. He has been the General Manager of CTHC since October 2002. Starting from December 2003, he became a director and the Chairman of the first Board of the Company. In December 2003, he was re-elected as a director and the Chairman of the second Board of the Company.

Executive Directors

Zhu Yong, age 40, is an Executive Director and CEO of the Company. Mr. Zhu is a senior engineer. He graduated from Huazhong Polytechnic University and received a master's degree in engineering from the Beijing University of Aeronautics and Astronautics. Mr. Zhu has nearly 20 years of experience in China's aviation industry. From August 1983 to April 1991, Mr. Zhu was an engineer in CAAC. He was the Manager of the Computer Department of the Accounting Centre of China Aviation in May 1991 and the Manager of the Computer Department and also Vice Chief Engineer of the Accounting Center of China Aviation in January 1994. He became the Deputy General Manager of the Accounting Center of China Aviation in May 1996, and has been the General Manager of the Accounting Center of China Aviation since June 2000. In April 2001, Mr. Zhu was appointed as CEO of the Company. He has been a member of the first Board of the Company since May 2001 and has also been a Deputy General Manager of China TravelSky Holding Company since October 2002. In December 2003, he was re-elected as a director of the second Board and continued to serve as CEO of the Company.

Ding Weiping, age 52, is an Executive Director and the Company Secretary of the Company. He graduated from Beijing Industry Technology University and has over 20 years of management experience in China's aviation industry. From December 1979 to May 1984, Mr. Ding was an employee of CAAC. From May 1984 to October 1987, he was employed by CACI. From October 1987 to August 2000, he served as the Deputy Director of the Information Technology Room and then as the Vice Chief Engineer of CACI. Mr. Ding was also the head of the Planning Department of CACI from July 1999 to August 2000. From July 1999 to August 2000, Mr. Ding also served as the Officer-in-charge of the Corporate Restructuring Department of CACI. Mr. Ding has served as a Director and the Company Secretary of the Company as well as Deputy Chief Engineer and the General Manager of the Strategic Planning Department of the Company since October 2000. In December 2003, he was re-elected as a director of the second Board and the Company Secretary of the Company.

Song Jinxiang, age 55, is a Supervisor and the Deputy Chief Economist of the Company. Mr. Song graduated from the Beijing University of Aeronautics and Astronautics and has over 20 years of management experience in China's aviation industry. From December 1976 to September 1981, Mr. Song was a technician at CAAC. From September 1981 to July 1999, he served as the Deputy Director and then as the Director of the Business Planning Department of CACI. Mr. Song was the Deputy Chief Economist of CACI from July 1999 to August 2000. He has been the Deputy Chief Economist and a member of the first Supervisory Committee of the Company since October 2000. In December 2003, he was elected as a director of the second Board of the Company.

Biographies of Directors, Supervisors and Company Secretary

Non-executive Directors

Wang Quanhua, age 49, is one of the Vice Chairmen of the Board. Mr. Wang is a university graduate and has about 30 years of management experience in China's civil aviation industry. He joined China Southern Airlines Co., Ltd. in June 1991. Since June 1998, he served as the General Manager of the Strategic Planning Department, and then as the Assistant President and Vice President of Southern Airlines (Group) Co.. He has been the Deputy General Manager of China Southern Air Holding Company since October 2002 and a director of China Southern Airlines Company Limited since March 2003. In December 2003, Mr. Wang was elected as a director and Vice Chairman of the second Board of the Company.

Cao Jianxiong, age 44, is one of the Vice Chairmen of the Board. Mr. Cao is an economist. He has a master's degree in economics and has over 20 years of experience in China's civil aviation industry. He was the Chief Officer of the Human Resources Section of China Eastern Airlines and then took on the position of General Manager of China Eastern Airlines Development Company and China Eastern Airlines Futures Company from December 1987 to March 1996. From March 1996 to December 1996, Mr. Cao was the Assistant to the General Manager of China Eastern Airlines and from December 1996 to December 1999, Mr. Cao served as the Deputy General Manager and Chief Financial Officer of China Eastern Airlines Corporation. From December 1999 to October 2002, Mr. Cao served as a Vice President of Eastern Airlines Group Corporation. He has been a director and Vice Chairman of the first Board of the Company since October 2000. Since October 2002, he has been the Vice President of China Eastern Air Holding Company and the Secretary of Party Committee in China Eastern Xibei Airlines. In December 2003, Mr. Cao was re-elected as a director and Vice Chairman of the second Board of the Company.

Zhang Xueren, age 50, is one of the Vice Chairmen of the Board. Mr. Zhang is a senior economist. He graduated from Sichuan Foreign Languages University and has almost 25 years of experience in China's aviation industry. From March 1979 to July 1982, Mr. Zhang was the Commercial Officer of the Tehran Office of CAAC. He returned to Beijing in 1982 and held the position of Deputy Director of the International Freight Department of the Beijing Bureau of CAAC. From January 1990 to April 1998, he served as the Manager of In-Freight Department of Air China Corporation, and from April 1998 to December 1998, he was the General Manager of the Tianjin Branch of Air China. Mr. Zhang has been the Vice President of Air China since December 1998. Since October 2000, he has been a director and Vice Chairman of the first Board of the Company. In December 2003, Mr. Zhang was re-elected as a director and Vice Chairman of the second Board of the Company.

Rong Gang, age 41, is one of the Non-executive Directors. Mr. Rong is a senior engineer and obtained a degree in MBA from Guanghua School of Management, Peking University. He has 20 years of experience in China's aviation industry. From August 1983 to May 1996, Mr. Rong was an employee of CACI. From May 1996 to May 1999, he was employed by CAAC. From May 1999 to October 2002, Mr. Rong served as the Vice President of CACI. He has been the Deputy General Manager of China TravelSky Holding Company since October 2002. He was a director of the first Board of the Company. In December 2003, Mr. Rong was re-elected as a director of the second Board of the Company.

Yang Yatie, age 59, is one of the Non-executive Directors. He is a senior accountant and has nearly 40 years of experience in financial management in China's civil aviation industry. From December 1971 to March 1980, he was an accountant in International Affairs department of CAAC Headquarter. From March 1980 to March 1988, he served in International Settlement Office of Financial Department of CAAC. From March 1988 to August 1992, he was the accountant of London office of CAAC. Since August 1992, he has been an accountant, Deputy Chief Accountant and then the Chief Accountant of China Aviation Accounting Centre. Since October 2002, he has also been the Chief Accountant of China TravelSky Holding Company. In December 2003, Mr. Yang was elected as a director of the second Board of the Company.

Li Xiaoguang, age 45, is one of the Non-executive Directors. He graduated from Tianjin Civil Aviation College and obtained a master's degree in management from the Beijing University of Aeronautics and Astronautics in 1999. Mr. Li has nearly 20 years of management and mechanic experience in China's aviation industry. From July 1982 to October 1990, Mr. Li was an engineer in the Technology Department of the Civil Aviation Maintenance Factory of China Northern Airlines. From October 1990 to July 2001, he served as the Deputy Chief Engineer and then the Chief Engineer of China Northern Airlines. Since then, Mr. Li has been the Deputy General Manager of China Northern Airlines. He was a member of the first Board of the Company. In December 2003, Mr. Li was re-elected as a director of the second Board of the Company.

Si Yupei, age 51, is one of the Non-executive Directors. Mr. Si is a senior economist and has about 30 years of management experience in China's civil aviation industry. From August 1987 to January 1989, he served in the Labour Division of Xi'an management office of CAAC. From January 1989 to October 2002, he served as the Deputy Officer and then the Officer of Personnel Division, Chief Human Resource Officer, Deputy Chief Economist and Deputy Secretary of Party Committee in China Airline Northwestern Company. Since October 2002, he has been the Deputy Secretary of Party Committee in China Eastern Xibei Airlines. In December 2003, Mr. Si was elected as a director of the second Board of the Company.

Song Jian, age 42, is one of the Non-executive Directors. Mr. Song is a postgraduate of Nanjing University of Aeronautics and Astronautics in management science and engineering. From January 1997 to February 2002, he was the Deputy Officer of Computer Centre of Air China Corporation. Since February 2002, he has been the Deputy General Manager of the Information Technology Centre of Air China. In December 2003, Mr. Song was elected as a director of the second Board of the Company.

Independent Non-executive Directors

Wu Jiapei, age 71, is a leading economist in China. Between 1955 to 1986, Mr. Wu was a researcher at the Economics Institute of the Chinese Academy of Sciences and subsequently became a senior fellow and the Director of the Quantitative Economics and Technological Economics of the Chinese Academy of Social Sciences. From 1987 to 1998, Mr. Wu was the Chief Economist, Vice President, and then Chairman of the Experts Committee of China State Information Centre. Mr. Wu has been abroad as a visiting scholar and visiting professor in the United States and Japan. Mr. Wu is now Honorary Chairman to the Experts Committee of China State Information Center, the Vice President of the Chinese Information Industry Association, Honorary Dean of the Economics and Management College of Huaqiao University and a part-time professor of some universities in China. Mr. Wu is a member of the Appraisal Task Force for Applied Economics Disciplines of the Second, Third and Fourth State Council's Academic Degree Committee and has published over 20 books on economics. He was a member of the first Board of the Company. In December 2003, Mr. Wu was elected as a director of the Second Board of the Company.

Chow Kwok Wah, James, age 58, graduated from the Faculty of Commerce in Regent Institute, London, in 1966. Mr. Chow is the Chairman of the Consco Group, which major businesses include property investment and the production of raw materials for the telecommunications industry in China. From 1978 to 1994, Mr. Chow participated actively in the Hong Kong stock market and was a member and licensee of both the Far East Exchange Ltd. and The Stock Exchange of Hong Kong Limited. Mr. Chow has more than 20 years of investment experience in China and his investments include the Jing An Hilton Hotel and Nantong Hotel in Shanghai, the Tianjin International Building, and the Tianjin Somerset Olympic Tower. He was a member of the first Board of the Company. In December 2003, Mr. Chow was elected as a director of the Second Board of the Company.

Lee Kwok Ming, Don, age 46, is a fellow member of the Hong Kong Society of Accountants, a member of Chartered Association of Certified Accountants and an Australian Chartered Management Accountant. He obtained a master's degree in business management from Bath University in United Kingdom. He has over 20 years of experience in financial management and is experienced in the areas of merger and acquisitions and corporate finance. Mr. Lee is an executive director of Vitop Bioenergy Holdings Limited (Stock Code: 1178). He is also an independent director of Lianhua Supermarket Holdings Co. Ltd (Stock code: 980). In December 2003, Mr. Lee was elected as a director of the second Board of the company.

Biographies of Directors, Supervisors and Company Secretary

Supervisors

Li Xiaojun, age 48, the Chairperson of Supervisory Committee, is a senior economist. She graduated from People's University of China and has nearly 20 years of management experience in China's aviation industry. From March 1983 to May 1988, Ms. Li worked in the Planning Department of the Beijing Bureau of CAAC. From May 1988 to December 1997, she held the positions of Deputy Director and then Director of the Planning Department of Air China. Ms. Li was the Director of the Human Resources Department of CAAC from December 1997 to August 2000. She has been a Director and Deputy General Manager of the Company since October 2000. She has also been the Deputy Secretary to the Communist Party Committee in China TravelSky Holding Company since October 2002. She was a member of the first Board of the Company. In December 2003, Ms. Li was elected as a supervisor and the Chairperson of the second Supervisory Committee of the Company.

Du Hongying, age 44, is a Supervisor. Ms. Du is a senior accountant. She graduated from Xiamen University and has nearly 20 years of accounting and finance experience in China's aviation industry. From August 1982 to January 1985, Ms. Du was a teacher at the Tianjin Civil Aviation College of China. In January 1985, Ms. Du joined Xiamen Airlines Limited as a finance officer and since 1999 she has been working as the Deputy General Manager of the Planning and Finance Department of Xiamen Airlines. She was a member of the first Supervisory Committee of the Company. In December 2003, Ms. Du was elected as a supervisor of the second Supervisory Committee of the Company.

Zhang Yakun, age 45, is a Supervisor. Mr. Zhang graduated from Xi'an University of Communications with a master's degree and has nearly 20 years of professional experience in China's aviation industry. From 1983 to 1999, he served in Yunnan management office of CAAC. From 1999 to 2001, he was the former Deputy Officer of Operation and Control Centre and then the General Manager of Information Technology Department of Yunnan Airlines. Since October 2002, he was the General Manager of the Information Technology Department of China Eastern Yunnan Airlines. In December 2003, Mr. Zhang was elected as a supervisor of the second Supervisory Committee of the Company.

Wang Yongqiang, age 34, is a Supervisor. Mr. Wang graduated from China Civil Aviation University, and has already 10 years experience in China's aviation industry. From July 1992 to June 1995, Mr. Wang served in Engineering Department of China XinHua Airlines. From June 1995 to March 2000, Mr. Wang served in Hainan Airlines, as a chief officer of the computer centre and an administration manager for Hainan Airlines. From March 1997 to August 1997, Mr. Wang attended training courses on high level management in the aviation industry in Germany. Mr. Wang has been the General Manager and Chairman of HNA Systems Co., Ltd since March 2000. Since November 2002, he has been the Senior Assistant to Executive President of HNA Group Co., Ltd. He was a member of the first Supervisory Committee of the Company. In December 2003, Mr. Wang was elected as a supervisor of the second Supervisory Committee of the Company.

Chen Lihong, age 41, is a Supervisor. Mr. Chen is a senior accountant. He has over 20 years of financial management experience in China's aviation industry. From January 1981 to August 1990, Mr. Chen was a technician of the Xinjiang Qitai Agriculture Machinery Repair and Manufacture Factory and then became an auditor of the Audit Bureau of Qitai Xinjiang. He served as an Assistant Accountant of the Xinjiang Central Enterprises Department at the Ministry of Finance from August 1990 to January 1993. Since January 1993, Mr. Chen has been working in the Finance Department of Xinjiang Airlines and has served as an Deputy Director and then as Director. He was a member of the first Supervisory Committee of the Company. In December 2003, Mr. Chen was elected as a supervisor of the second Supervisory Committee of the Company.

Tan Xiaoxu, age 57, is a Supervisor and a senior officer of the Company. Mr. Tan is a senior engineer. He graduated from the Military Foreign Language College and has over 20 years of technical support experience in China's aviation industry. From April 1973 to October 1975, Mr. Tan was a technician at the Beijing Military Zone. From October 1975 to November 1980, he was a sales representative at the Beijing Bureau of CAAC. From November 1980 to July 1999, he served as a technician and then as the Manager of the Applied Technology Department of CACI. Mr. Tan was a senior officer of CACI from July 1999 to August 2000. He has been working in Network and Operation Department of the Company since October 2000. He was a member of the first Supervisory Committee of the Company. In December 2003, Mr. Tan was elected as a supervisor of the second Supervisory Committee of the Company.

Zhang Xin, age 41, is a Supervisor of the Company. Mr. Zhang has over 20 years of technical experience in China's aviation industry. From October 1981 to December 1988, Mr. Zhang was a graphic designer at CAAC. From December 1988 to November 1994, Mr. Zhang was a technician at CACI. From November 1994 to August 2000, Mr. Zhang was a senior workman at CACI. He has been working in Operation Department of the Company since October 2000. He was a member of the first Supervisory Committee of the Company. In December 2003, Mr. Zhang was elected as a supervisor of the second Supervisory Committee of the Company.

Rao Geping, age 55, is an Independent Supervisor. He is a professor and doctorate tutor of the law school of the Peking University, the director of the Institute of International Law of the Peking University , the Deputy Head of Hong Kong, Macau and Taiwan Law Research Centre in Peking University , Vice President of Chinese Society of International Law and a member of National Panel of Senior Lecturer under Ministry of Justice. He is also a part-time professor in a number of universities in China including Wuhan University, Shanghai Teachers University and East China University of Politics and Law. Mr. Rao specializes in areas such as laws of Hong Kong, Macau and Taiwan as well as international law, etc. In December 2003, Mr. Rao was elected as a supervisor of the second Supervisory Committee of the Company.

Company Secretary

Ding Weiping, is also an Executive Director of the Company.

Notice of Annual General Meeting

The board of directors of TravelSky Technology Limited ("the Company") is pleased to announce that an Annual General meeting shall be held according to the resolutions passed at a board meeting convened on March 11, 2003 and notice is hereby given that an Annual General Meeting of TravelSky Technology Limited (the "Company") will be held at 10:00 a.m. on Wednesday, April 28, 2004 at Crowne Plaza North, Beijing, the People's Republic of China for the following purposes:

ORDINARY RESOLUTIONS

1. To consider and approve the report of the Directors for the year ended December 31, 2003.

2. To consider and approve the report of the Supervisory Committee for the year ended December 31, 2003.

3. To review the auditors' report for the year ended December 31, 2003 and to consider and approve the audited financial statements of the Company for the year ended December 31, 2003.

4. To consider and approve the distribution of a final dividend and the calculation of such distribution of the Company for the year ended December 31, 2003.

5. To consider and approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company, respectively, for the year ending December 31, 2004, and to authorize the Directors to fix the remuneration thereof.

6. To consider and approve the establishment and implementation by the Company of a corporate annual remuneration system from 2004 onwards, and to authorize the board of directors with full power to handle all relevant matters.

7. To consider and approve other matters, if any.

SPECIAL RESOLUTIONS

8. In accordance with the Amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which will become effective on March 31,2004), Articles 71, 72, 95 and 133 of the Company's Articles of Association will be amended. Further, as a result of certain changes in the organizational structure of the Company's supervisory committee, Articles 117, 118 and 119 will also be amended. The amendments are as follows:

    1. Article 71 "Resolutions of the shareholders' general meeting shall be divided into ordinary resolutions and special resolutions.

       An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxy) present at the meeting.

       A special resolution must be passed by votes representing more than two-third of the voting rights represented by shareholders (including proxies) present at the meeting.

       Shareholders (including proxy) present at the meeting shall indicate clearly whether they are in favor of or against each of the matter to be voted. Forfeiture votes or to abstain from voting shall not be counted in the voting result by the Company in relation to the relevant matters."

to be amended to read as follows:

Article 71 "Resolutions of the shareholders' general meeting shall be divided into ordinary resolutions and special resolutions.

An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxy) present at the meeting.

A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by shareholders (including proxies) present at the meeting.

Shareholders (including proxy) present at the meeting shall indicate clearly whether they are in favor of or against each of the matter to be voted. Forfeiture votes or to abstain from voting shall not be counted in the voting result by the Company in relation to the relevant matters.

That, where any shareholder is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), required to abstain from voting on any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

2. Article 72 "A shareholder (including a proxy) when voting at a shareholders' general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one vote."

to be amended to read as follows:

Article 72 "Subject to Article 71, a shareholder (including a proxy) when voting at a shareholders' general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one vote."

3. Article 95 Paragraph 2

"The written notices in relation to the intention to nominate a person for election as a director and the indication of such person's willingness to accept the nomination shall be lodged 7 days prior to the date of convening the general meeting."

to be amended to read as follows:

"The written notices in relation to the intention to nominate a person for election as a director and the indication of such person's willingness to accept the nomination shall be lodged after the day on which the notice of the meeting appointed for the election of directors is dispatched and at least 7 days prior to the date of such meeting."

Notice of Annual General Meeting

4. Article 117, Paragraphs 2 and 3

   "The Supervisory Committee shall have one chairman. Supervisors shall serve for a term of three years and can be re-elected or re-appointed.

   The appointment and removal of the chairman of the Supervisory Committee shall be determined by the votes of two-third or above of the members of the Supervisory Committee."

   to be amended to read as follows:

   "The Supervisory Committee shall have a chairman and a vice-chairman. Supervisors shall serve for a term of three years and can be re-elected or re-appointed.

   The appointment and removal of the chairman and vice-chairman of the Supervisory Committee shall be determined by the votes of two-third or above of the members of the Supervisory Committee."

5. Article 118, Paragraph 1

   "The Supervisory Committee shall comprise 4 supervisors who shall represent the shareholders (including those who are qualified to be external supervisors), 1 independent supervisor and 1 supervisor who shall represent the employees of the Company. Supervisors representing shareholders and the independent supervisor shall be elected and removed in general meetings; the supervisor representing employees shall be democratically elected and removed."

   to be amended to read as follows:

   "The Supervisory Committee shall comprise 5 supervisors who shall represent the shareholders (including those who are qualified to be external supervisors), 1 independent supervisor and 2 supervisors who shall represent the employees of the Company. Supervisors representing shareholders and the independent supervisors shall be elected and removed in general meetings; the supervisors representing employees shall be democratically elected and removed"

6. Article 119 "Company director, manager, deputy manager, finance director and other senior management staff shall not act concurrently as supervisors."

   to be amended to read as follows:

   Article 119 "Company director, manager, deputy manager and the person in-charge of the finance department shall not act concurrently as supervisors."

7. Article 133 Paragraph 2

"A director shall not vote on any contract or arrangement or any other proposal in which he has a material interest, and shall not be counted in the quorum present at the meeting."

to be amended to read as follows:

"A director shall not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his associates ("associate" shall have the meaning ascribed to it in the Listing Rules) has a material interest, and shall not be counted in the quorum present at the meeting"

The Company's Articles of Association are written in Chinese only and the English text is merely for translation purposes. If there is any discrepancy between the two versions, the Chinese version of the Articles of Association shall prevail.

By Order of the Board
Ding Weiping
Company Secretary

March 11, 2004

Notes:

1. The Register of Members of the Company will be closed from Monday, March 29, 2004 to Wednesday, April 28, 2004 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the Register of Members of the Company at the close of business on Friday, March 26, 2004 are entitled to attend the Annual General Meeting. Transfers of H shares must be lodged with the share registrar of the Company's H shares by 4:00 p.m. on Friday, March 26, 2004 in order to entitle the transferee to attend the Annual General Meeting.

   The address of the share registrar of the Company's H shares is:
   Hong Kong Registrars Limited
   Room 1712-1716, 17/F Hopewell Centre
   183 Queen's Road East
   Wanchai
   Hong Kong

2. Each Shareholder who is entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and vote on his or her behalf at the Annual General Meeting.

3. Shareholders or their proxies should produce proof of identity and other documents as required under the Articles of Association of the Company when attending the Annual General Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorized to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of domestic shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company not less than 24 hours before the time appointed for the holding of the Annual General Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

5. Shareholders who intend to attend the Annual General Meeting in person or by proxy should return the reply slip for attending the Annual General Meeting to the registered address of the Company on or before Wednesday, April 7, 2004 in person, by mail or by fax.

Notice of Annual General Meeting

6. The Annual General Meeting is expected to last for half a day. Shareholders (or their proxies) attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

7. The registered address of the Company is as follows:

TravelSky Technology Limited
No. 2, Ke Xue Yuan South Road
Haidian District
Beijing 100080, PRC

Contact person: Ding Weiping
Tel: 86 10 - 8401 9073
Fax: 86 10 - 8401 9340
Post office box: No. 638 Beijing, PRC

公司簡介

致力作為航空旅遊業領先的綜合產品服務提供商









中國民航信息網絡股份有限公司(「本公司」,或連同其附屬公司合稱「本集團」)是中國航空旅遊業資訊科技解決方案的主導供應商。本公司一直致力於開發先進的產品及服務,滿足所有行業參與者(從航空公司、機場、旅遊產品和服務供應商、旅遊分銷代理人、機構客戶、民航旅客及貨運商)進行電子交易及管理與旅遊相關信息的需求。本公司的核心業務包括電子旅遊分銷(「ETD」)、機場旅客處理(「APP」)、數據網絡等。

本公司於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立,於下列附屬公司中持有控制性權益:中國民航信息網絡股份(香港)有限公司、海南民航凱亞有限公司、深圳民航凱亞有限公司、湖北民航凱亞有限公司、重慶民航凱亞信息技術有限公司、雲南民航凱亞信息有限公司、廈門民航凱亞有限公司、青島民航凱亞系統集成有限公司、西安民航凱亞有限公司、新疆民航凱亞信息網絡有限責任公司及天信達信息技術有限公司。本公司亦於下列聯營公司中持有重大權益:上海民航華東凱亞系統集成有限公司、瀋陽民航東北凱亞有限公司、成都民航西南凱亞有限責任公司、黑龍江航信空港網絡有限公司、雲南航信空港網絡有限公司及上海東美航空旅遊在線網絡有限公司。

本集團截至二零零三年十二月三十一日有員工1,416名。

本公司之H股於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。本公司目前最大股東為中國民航信息集團公司,持有本公司約22.3%股份;本公司約42.7%股份由19家中國商營航空公司持有,其中包括中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司三個最大的中國商營航空公司的控股公司;本公司其餘35.0%股份則由H股股東持有。

本公司已建立第一級美國預託證券憑證計劃,該計劃中之美國預託證券自二零零二年十二月二十七日起可以在美國場外證券市場(OTC)進行買賣。

財務摘要

總收入
人民幣千元



603,654
741,987
830,801
977,442
893,618
1,000,000
800,000
600,000
400,000
200,000
0
設備銷售及其它
數據網絡
機場旅客處理
電子旅遊分銷
99
00
01
02
03

除稅及少數股東權益前利潤
人民幣千元



314,960
353,054
411,573
459,860
272,345
500,000
400,000
300,000
200,000
100,000
0
99
00
01
02
03

折舊、攤銷、息稅前盈餘
人民幣千元



404,138
452,990
479,275
554,600
386,900
600,000
500,000
400,000
300,000
200,000
100,000
0
99
00
01
02
03

淨利潤
人民幣千元



208,038
256,592
407,901
453,227
242,541
500,000
400,000
300,000
200,000
100,000
0
99
00
01
02
03

每股盈利(基本及攤薄)
人民幣元



0.36
0.44
0.48
0.51
0.27
0.6
0.5
0.4
0.3
0.2
0.1
0
99
00
01
02
03

總資產
人民幣千元



854,532
1,227,674
2,894,189
3,087,269
3,376,223
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
99
00
01
02
03

董事長報告

致各位股東：

二零零三年是本集團發展歷史上非常困難的一年。突如其來的嚴重急性呼吸系統綜合症(「非典型肺炎」)疫情沖擊了中國的航空旅遊業，進而影響了本集團的各項主營業務。隨著於二零零二年十月開始運作的三大航空運輸集團內部的進一步整合，使本公司ETD、APP業務的平均單價，同歷史相比，有較大幅度地下降。中國加入WTO、民航業重組後正在進行的產業政策調整，給本集團的發展增添了不確定性因素。商營航空公司、機場等用戶對資訊科技產品和服務質量的日益增長的要求，在給本集團帶來發展機遇的同時，也在不斷地推高本集團的營運成本。開放平台技術、無線網絡與移動計算技術、網絡計算技術等新技術的迅速發展和日漸擴大的應用，潛在地對本集團現有的商務模式構成挑戰。

面對著上述種種不利的經營形勢，本集團沉著應對，精心組織，周密安排，全面推進各項工作：ETD和APP系統的處理量繼續保持了增長勢頭，市場、產品和保障綜合服務體系繼續完善，新一代ETD、APP計劃、電子商務、電子客票、數據服務等重點項目建設取得了進展，航空人身意外保險電子銷售等旅遊產品分銷、航空公司及機場用戶的資訊科技解決方案外包服務有所突破，為本集團整體業務發展戰略服務的基礎設施得到了加強，系統的處理能力、安全性能和抗干擾能力得到了提升。另外，本集團收入、息稅前盈餘(EBITDA)、淨利潤和每股收益均取得了令人[illegible]

[illegible]航業已經絕大部分地完成了各項戰略性重組目標，初步實現了政企分開和行業管理體制的再[illegible]生了翻天覆地的變化。展望二零零四年，中國經濟的持續繁榮和全球經濟的復蘇以及航空旅客信心的[illegible]行業內各參與者市場營銷計劃的實施，預計中國航空旅遊業將恢復快速增長的勢頭，這將為本集團核心業務的發展奠定堅實的市場基礎。同時，伴隨著各航空運輸集團公司、機場管理公司的進一步深化重組和業務整合，將不斷地對資訊科技解決方案提出更高的要求，以滿足他們拓展業務、應對競爭、提高運營效率的個性化需求，這將為本集團電子商務、航空公司、機場資訊科技解決方案等新興業務的發展提供廣闊的市場空間。另外，預計二零零四年，中國旅遊業將全面恢復到非典型肺炎前的水平，外資、民企將繼續加快對世界最具發展潛力的旅遊市場的戰略佈局，分享這塊高速成長的蛋糕，這將為本集團發展包括航空人身意外險電子銷售、酒店預定等旅遊產品電子分銷業務創造難得的市場機遇。

為了應對挑戰，抓住新的增長機會，把本集團建設成一個有國際影響力和核心競爭力的公司，並在中國乃至亞洲地區佔有重要的一席之地，本集團將充分發揮在市場、技術、人才和資源等方面的優勢，緊貼用戶需求，重點做好以下幾個方面的工作：

- 將繼續堅持面向市場、提升服務、直面競爭，全面加強商務能力和核心技術能力，推進市場、產品、保障綜合服務體系建設，努力擴大和提高核心業務的市場規模和佔有率；



馬鐵生先生
董事長

- 將伴隨股東航空公司國際市場的延伸，積極發展海外業務，在滿足股東航空公司業務發展需求的同時，積極探索能夠增強核心競爭能力、充分發揮競爭優勢的國際化途徑；

- 將積極參與航空公司、機場等行業參與者的信息化進程，採取有效的商務、技術、資本等組合策略，為行業參與者提供增值服務；

- 將把握旅遊業的發展機會，加速旅遊產品分銷平台建設，開發具有組合優勢的旅遊產品，積極介入旅遊產品分銷的商務環節，大力發展旅遊產品分銷業務；

- 將抓住目前全球生產要素優化重組和產業轉移的重大機遇，跟隨航空旅遊業結構調整的步伐，充分利用中國加入WTO的有利時機，積極探索與全球一流的公司建立戰略性聯盟，為本集團的快速發展創造條件；

- 將繼續強化企業管治，逐步建立薪酬、投資等委員會，積極發揮獨立董事的作用，完善公司法人治理結構；亦將繼續健全企業管理制度，規範工作流程，完善崗位為基礎的責權利相結合的責任體系，進一步提升本集團的運營效率。

董事長報告

第一屆董事會已於2003年年底屆滿，本公司已經按照公司章程選舉產生了第二屆董事會。謹此衷心感謝第一屆董事會各董事的辛勤工作。相信在新一屆的董事會的領導下，本集團將繼續以保持長期持續的盈利能力和企業價值最大化為原則，積極把握市場機遇，以客戶為中心，堅持技術和管理創新，不斷地提升服務水平，持續保持競爭優勢和健康發展，為股東提供滿意的回報。

本集團能取得今日之成績，全賴於管理團隊和全體員工精誠合作，艱苦創業，以及股東的關愛與支持。謹此代表董事會表示衷心感謝。



董事長
二零零四年三月十一日

業務回顧

本公司是中國航空旅遊業資訊科技解決方案的主導供應商。本公司是中國商營航空公司存貨管理解決方案的主要供應商，也同時在向國內旅遊分銷代理人、售票處及個人消費者分銷商營航空公司產品及服務方面處於領先地位。經過二十多年的不斷開發，已經初步形成了相對完整的、豐富的、功能強大的旅客信息服務產品線，初步滿足了從商營航空公司、機場、旅遊產品和服務供應商到旅遊代理人、機構客戶、航空旅客和貨運商等所有行業參與者的需求，幫助他們開拓了市場、提高了運營效率、改善了服務質量，同時本集團也形成了電子旅遊分銷、機場旅客處理和數據網絡等核心業務。

電子旅遊分銷(「ETD」)

本公司的ETD系統為中國所有商營航空公司提供存貨管理功能和為國內外航空公司、旅遊供應商提供產品和服務分銷平台。二零零三年，ETD業務提供的收入佔本集團總收的48.3%。

二零零三年，本公司ETD業務的發展一波三折。於年初在持續增長的中國經濟的推動下，受惠於航空旅遊業的繁榮，ETD系統處理的航班訂座量繼續保持著二零零二年的增長勢頭。但是自四月份嚴重急性呼吸系統綜合症(「非典型肺炎」)爆發後，中國航空旅遊業受到了巨大沖擊，ETD系統處理的業務量大幅度下跌。然而，在六月份疫情解除後，隨著航空旅客信心的逐漸恢復以及民航總局「藍天振興」活動和各中國商營航空公司市場營銷計劃的實施，中國航空運輸業恢復了快速增長的勢頭。ETD系統全年處理的國內外商營航空公司的航班訂座量約96.8百萬人次，較二零零二年增長了約2.5%。其中處理中國商營航空公司的航班訂座量增長了約2.7%，處理外國及地區航空公司的航班訂座量減少了約1.0%。

二零零三年，本公司在繼續完善已經推出的ETD產品性能的同時，亦繼續進行ETD產品的市場推廣活動，強化了對中外商營航空公司的個性化服務。在本公司的技術支持下，中國國際航空公司和中國東方航空股份有限公司著手使用本公司開發的航空公司本票自動結算、稅控國際機票機打發票、淨價發佈系統等產品和服務，從而滿足這些商營航空公司期望借助資訊科技提升運營效率、改善服務質量的需要。為滿足中國南方航空股份有限公司在其運營過程中對資訊科技解決方案的需求，本公司專門成立了產品開發團隊，為其提供一對一的服務。美國聯合航空公司航班管理系統已經與本公司ETD系統之間實現了直聯，從而成為繼美國西北航空公司加入本公司ETD系統後的第二家北美航空公司。

二零零三年，本公司在不斷回應旅遊分銷代理人需求，提供滿足其需要的產品的同時，亦不斷地加強客戶服務工作。在非典型肺炎肆虐期間，積極組織實施「危機營銷」，與旅遊分銷代理人同舟共濟，共渡難關。亦繼續豐富和完善基於開放平台技術的產品線，為旅遊分銷代理人的業務發展提供產品支持和服務。調整市場營銷政策，與重要旅遊分銷代理人結成戰略合作夥伴關係，提供個性化服務。

機場旅客處理(「APP」)

APP系統的目標是提高商營航空公司的地面客戶服務質量及處理事務的效率。本公司是中國最大的APP服務提供商。二零零三年,APP佔業務提供的收入佔本集團總收入的26.0%。

二零零三年,在順利完成吞吐量位居前100位的國內機場的APP系統建設工程後,本公司又與國內其餘的二十六家機場簽署了APP前端系統建設的商務合同,這些合同預計在二零零四年的上半年完成,屆時中國所有機場將全部使用本公司的APP系統,從而將進一步強化本公司在中國航空運輸業中的市場地位。二零零三年,APP系統處理機場出港旅客量約71.8百萬人次,較二零零二年增長了約19.3%,約佔中國機場出港旅客量的77.4%。

繼二零零二年本公司自主開發的新一代APP前端系統在深圳機場投產成功後,二零零三年, 本公司繼續完善新一代APP系統,初步形成了四條產品線:面向機場旅客處理的Easy Airport系列、面向機場運營的Easy Manager系列、面向旅客服務的Easy CheckIn系列和面向其他信息系統對接的Easy Interface系列。隨著這幾條產品線的完善,將逐步實現APP系統與商營航空公司、機場信息系統之間的整合,為商營航空公司、機場的運營管理提供一攬子資訊科技解決方案,為航空旅客提供便捷、高效、無縫服務。

二零零三年,本公司在不斷完善、豐富新一代APP系統產品線的同時,亦相繼在鄭州、太原、哈爾濱等10家機場正式投產了新一代APP系統。為適應美國911恐怖襲擊後國際、國內反恐形勢的需要,應民航總局等政府部門的要求,本公司在國內成功實施了機場進出港旅客信息系統。



◀ **朱永先生**
執行董事及總經理

電子商務

本公司結合互聯網科技，利用核心ETD系統、APP系統和數據網絡所開發的電子商務業務亦日益完善。它為商營航空公司提供高效廉價的分銷渠道，為旅遊分銷代理人提供低成本、便捷的系統連接方式和個性化服務，為民航旅客提供豐富多彩的網上旅遊產品和服務。本公司提供的電子商務產品主要包括：在線分銷產品、網上值機、行程在線、短信息處理平台、網站ASP服務、網站託管業務、電子客票銷售、電子支付等。二零零三年，透過信天遊商務網站在線訂購的機票數量約佔本公司ETD系統處理航班訂座量的2%。

電子客票

本公司自主開發的電子客票是建立在本公司的ETD系統、APP系統和結算系統基礎上的，目前已經形成一套以ICS電子客票為基礎，CRS電子客票、Internet電子客票緊密配合的結構合理、功能完善的電子客票產品體系，它具備支持電子客票的出票、顯示、改簽、作廢、退票、換開等訂票功能，它亦具備支持對電子客票旅客的機場旅客事務處理功能，它還具備支持對電子客票的清算、結算處理功能。過去兩年，深圳航空公司、中國國際航空公司先後使用本公司的電子客票產品後，拓展了銷售渠道，取得了明顯的回報。二零零三年，通過本公司電子客票系統銷售的機票超過了100千張。同時在本公司的支持下，民航總局制訂了中國電子客票標準，這為電子客票在中國市場的推廣創造了條件。

數據服務

本公司自主開發的數據服務系統是通過收集本公司ETD系統、APP系統運營過程中產生的數據，採用數據倉庫等技術手段，按照行業監管部門、商營航空公司、機場、旅遊分銷代理人等所有航空旅遊行業參與者的需求，提供不同的產品和服務。目前本公司開發的數據產品包括數據訂閱系統、航空客運市場分析、銷售機構預定分析、市場銷售分析(MIDT)、分銷系統對帳分析(BIDT)、訂票趨勢分析、航線收益分析等，這些產品可以通過印刷品、傳真、互聯網、網站、電子郵件等多種發佈方式為客戶的決策提供支持。二零零三年，隨著廈門航空有限公司等客戶開始使用本公司提供的數據服務後，目前所有的國內商營航空公司都是本公司的客戶。

E-TERM

本公司自主開發的基於開放技術的E-term接入產品，支持專線、互聯網等多種接入方式，該產品採用圖形化的仿真介面，能夠將普通PC機仿真成傳統的ETD系統終端，從而縮短了培訓周期，提高了效率；能夠一機多用，從而降低了使用成本。同時，E-term還支持一系列產品的仿真，如：Window CE，PDA等，方便客戶選擇使用。目前使用E-term的客戶近2千家。

旅遊產品分銷

本公司自主開發的EASYBOOKING可以提供遍及全球的酒店和租車的信息，支持旅遊分銷代理人進行酒店、租車的查詢與預定操作，為旅客提供旅遊產品分銷服務。目前，本公司系統可以銷售的國內外酒店數量超過了58千家、租車點24千個。另外，本公司已與中國東方航空集團公司合資建立了上海東美航空旅遊在線網絡有限公司，正嘗試建立從旅遊產品預訂、打包銷售、記價、出票、後台管理等全過程的完整旅行社資訊科技解決方案，探索旅遊產品分銷業務。

航空人身意外保險銷售

航空人身意外保險銷售管理系統是本公司自主開發的、用於銷售航空人身意外傷害保險的信息處理系統，該銷售管理系統直接與本公司ETD系統相聯，充分利用本公司現有的主機資源和數據服務系統，實現了航空人身意外傷害保險銷售、理賠和管理過程的電子自動化，它大大提高了保險公司、保單銷售機構和航空旅客的效率。自二零零二年推向市場後，該項業務發展迅速。二零零三年通過航空人身意外保險銷售管理系統銷售的電子保單量逾10百萬張。

資訊科技服務

二零零三年，本公司通過與聯營公司——上海民航華東凱亞系統集成有限公司，外包了中國東方航空股份有限公司的資訊科技業務，並通過聯營公司向中國東方航空股份有限公司提供資訊科技服務。同時，本公司也已經分別與雲南、黑龍江的機場管理公司合資成立了機場信息服務公司，並通過合資公司向機場提供資訊科技服務。

地區分銷中心

截止二零零三年底，本公司通過單獨出資或合資的方式，共建立了30個分支機搆，這些分支機構構成了本公司地區分銷中心的主體，遍佈全國各地，是本公司市場服務體系的重要組成部分。地區分銷中心對於本公司的業務運作至關重要，肩負著以下關鍵角色：本公司現有產品和服務的重要分銷渠道、提供地區技術服務和支持的客戶服務中心以及本公司進行市場調查、新產品推廣、客戶反饋等市場營銷工作的重要工具。

基礎設施

本集團的基礎設施是為本集團業務發展戰略服務的。本集團基礎設施的目標是使系統的處理能力適應業務增長的同時，利用新技術優化系統資源配置，調整系統應用體系結構，改善系統資源性能，使系統運行更加安全可靠，抵禦干擾的能力更強。為此，二零零三年，本公司新購置了一台主機，提升了本公司的系統處理能力和備份能力；對核心網絡和骨幹網絡進行了改造，優化了整個網絡路由，提高了整個網絡的安全性和穩定性。同時，本公司繼續強化安全生產制度的建設和執行，確保基礎設施安全運行。二零零三年，本公司的供應控制系統(ICS)、計算機訂票系統(CRS)和APP主機系統的可利用率分別約為99.99%、99.98%和99.99%，成績卓越。

新一代旅客服務系統

本公司新一代電子旅遊分銷計劃將於二零零四年內結束，基本實現了預期的各項目標。為了在市場、技術不斷發展變化的形勢下保持本公司在中國市場的主導地位，同時謀求在未來的亞洲航空旅遊市場獲得更大的發展，二零零三年，本公司正在研究新一代旅客服務系統的建設。

管理層對財務狀況及經營業績的討論與分析

閱讀下述討論和分析時，請一併參閱本年度報告其他地方的本集團財務報表（含附註）。財務報表是根據國際財務報告準則編制的。以下討論的歷史業績摘要並不代表對本集團未來業務經營的預測。

概述

截至二零零三年十二月三十一日止年度（「二零零三年」），本集團税前利潤為人民幣272.3百萬元，較截至二零零二年十二月三十一日止年度（「二零零二年」）降低了40.8%。折舊、攤銷、息税前盈餘（EBITDA）為人民幣386.9百萬元，較二零零二年降低了30.2%。淨利潤為人民幣242.5百萬元，較上一年降低了46.5%。本集團盈利下降的主要原因是本公司ETD、APP業務收入下降，以及本公司自本年度開始繳納企業所得税所致。

本集團二零零三年度每股基本及攤薄盈利為人民幣0.27元。

總收入

本集團二零零三年收入為人民幣893.6百萬元，較二零零二年收入人民幣977.4百萬元，減少了人民幣83.8百萬元或8.6%。減少的主要原因是中國民航業戰略性重組後，本公司ETD、APP業務的平均單價下降。收入的減少反映如下：

- ETD收入佔本集團二零零三年收入的48.3%；而二零零二年為53.7%。ETD收入由二零零二年的人民幣524.9百萬元減至二零零三年的人民幣431.8百萬元，降低了17.7%。收入減少主要是由於ETD業務平均單價下降所致。

- APP收入佔本集團二零零三年收入的26.0%，而二零零二年為24.8%。APP收入由二零零二年的人民幣242.6百萬元減至二零零三年的人民幣232.1百萬元，降低了4.3%。該項降低主要是由於隨著APP系統服務使用量增加，以及國內商營航空公司的進一步整合，APP業務平均單價下降。

- 數據網絡收入佔本集團二零零三年收入的17.8%，而二零零二年為16.8%。數據網絡收入由二零零二年的人民幣162.1百萬元減至二零零三年的人民幣158.7百萬元，降低了2.1%。數據網絡減少是由於二零零三年非典型肺炎疫情爆發後，部分用戶在一段時間內暫停使用本公司的數據網絡服務所致。

- 其它收入由二零零二年的人民幣47.9百萬元增加為二零零三年的人民幣71.0百萬元，增加了48.1%。此項增加的主要原因是由於航空人身意外傷害保險電子分銷、E-term等新業務收入增加所致。

淨收入

淨收入由二零零二年的人民幣944.8百萬元減至二零零三年的人民幣861.6百萬元，降低了8.8%。

營業成本

二零零三年度營業成本為人民幣637.3百萬元，較二零零二年的人民幣538.9百萬元，增加了人民幣98.4百萬元或18.3%。這主要是由於本集團在本年度內繼續調整研發和市場策略，加大新產品和新技術的研發力度，以及本集團繼續開拓市場、加強對用戶本地化支持所致。營業成本的增長亦反映如下：

- 折舊與攤銷增加了8.6%，主要是由於本年度新購買了一台大型主機設備；
- 人工成本增加了48.4%，主要是由於為支持業務發展，本集團雇用的員工數量大幅度增加；
- 經營租賃支出增加了15.5%，主要是由於人員的大幅度增加，租用了新的辦公場所；
- 本集團的其他營業成本增加了27.3%，主要是由於本集團的地區分銷中心在二零零三年繼續加大市場開拓，加強對用戶的本地化支持，在收入有所增長的同時，相應的成本費用亦增長；

由於淨收入及營業成本的上述變化，本集團的營業利潤由二零零二年的人民幣406.0百萬元減至二零零三年的人民幣224.3百萬元，減少了人民幣181.6百萬元或降低了44.7%。

應佔聯營公司收益

二零零二年的應佔聯營公司收益為人民幣14.3百萬元，二零零三年的應佔聯營公司收益為人民幣11.5百萬元，減少了人民幣2.8百萬元。此項減少的主要原因是聯營公司的盈利下降。

少數股東權益

少數股東權益由二零零二年的人民幣3.5百萬元上升到二零零三年的人民幣6.7百萬元，增長了92.7%，主要是由於二零零二年新增的附屬公司在二零零三年的盈利改善所致。

淨利潤

由於上述因素，本集團淨利潤由二零零二年的人民幣453.2百萬元減至二零零三年的人民幣242.5百萬元，減少了人民幣210.7百萬元或降低了46.5%。

可供分配利潤

在按照中國會計準則編制的法定財務報表所載的淨利潤中提取了財務報表附註27所載的法定公積金、公益金和任意公積金以後，本公司於二零零三年十二月三十一日按照中國會計準則和國際財務報告準則所確定之金額中較低者所確定的可供分配之利潤為人民幣292.7百萬元。

股利分配

董事會建議本公司二零零三年每股派發末期股息人民幣0.102元，共為人民幣90.6百萬元。派發此股利後，可供分配之利潤為人民幣202.1百萬元。

淨現金流與流動性

下表列述以下年度本集團的現金流量摘要：

	截至十二月三十一日止年度	
	二零零三年	二零零二年
	(人民幣百萬元)	*(人民幣百萬元)*
經營活動現金流入淨額	**551.5**	622.5
投資活動之現金淨額	**(272.4)**	(94.7)
融資活動提供之現金淨額	**(137.6)**	(271.2)
現金及現金等價物淨值增加	**141.5**	256.6

本集團二零零三年的運營資金主要來自經營活動。其中來自經營活動現金流入淨額為人民幣551.5百萬元。

二零零三年本集團沒有任何短期和長期銀行貸款，本集團也沒有使用任何用於對沖目的的金融工具。

於二零零三年十二月三十一日，本集團的現金及現金等價物為人民幣2,035.0百萬元，其中76.5%、21.0%和2.4%分別以人民幣、美元和港幣計價。

長期投資

於二零零三年十二月三十一日，本集團持有1億元3%年利率的國債。國債到期日為二零零八年十二月。

資產抵押

截止二零零三年十二月三十一日止，本集團並無任何資產抵押。

資本開支

本集團二零零三年的資本開支為人民幣410.9百萬元，較二零零二年的人民幣70.9百萬元增加了人民幣340.0百萬元。

本集團二零零三年的資本開支主要包括根據本集團ETD、APP業務戰略購置所需的硬件、軟件及設備所需的軟件。

董事會估計本集團二零零四年所需的計劃資本開支約為人民幣322.0百萬元，主要用於開發及逐步推行新一代ETD、APP及其它新業務。

資本支出計劃的資金來源將包括本集團首次公開發售股份所得款淨額及運營活動產生的內部現金流量。

董事會估計二零零四年本集團的資金來源完全能夠滿足資本開支計劃和日常運營等所需資金。

董事會估計，本集團完成開發新一代ETD系統所需的總資本開支約為人民幣10億元。

外匯風險

本集團承受有關資本開支的外匯風險，因佔其大部份資本開支的進口設備以美元購買。在中國現行的外匯制度下，除已持有之外幣現金及現金等價物外，本集團不能有效對沖外匯風險。

資產負債比率

於二零零三年十二月三十一日，本集團之資產負債比率為14.8%（二零零二年：9.1%），該比率系通過將本集團於二零零三年十二月三十一日的負債與少數股東權益之和除以總資產而得出。

或有負債

截止二零零三年十二月三十一日止，本集團並無重大或有負債。

員工

於二零零三年十二月三十一日，本集團的員工總數為1,416名。截至二零零三年十二月三十一日止年度人工成本為人民幣147.8百萬元，佔本集團二零零三年總營業成本的23.2%。

本集團員工的薪酬包括工資、獎金及其它福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。

於二零零三年，本集團繼續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、個人素質、法律、法規和經濟領域最新進展的培訓。

基本醫療保險規定

於二零零一年二月二十日，中國北京市人民政府發佈了《北京市基本醫療保險規定》(「有關規定」)。由於員工醫療保險之有關辦法須按公司所在地的相應政策執行，本公司北京總部從二零零二年九月一日起執行了有關規定。根據該規定，本公司於二零零三年度支付了合共人民幣1,177,300元(二零零二年度支付了合共人民幣311,900元)。董事會認為有關規定實施後對本公司財務狀況沒有構成重大影響。

企業管治報告

本公司董事會、監事會及高級管理人員一直致力於實施有效的企業管治政策，以確保所有決定均恪守誠信、貫徹公開、公平和公正的原則，並發揮必要、有效的制衡作用。本公司亦將不斷完善企業管治架構，以提高監督管理質量，達到各位股東及有關人士對本集團的期望。

董事會

二零零三年，本公司第一屆董事會於本年度共召開三次會議，董事出席率約為97.8%。各位董事在各自任期內均恪盡職守，忠實地履行了自己的責任。

二零零三年十月，本公司第一屆董事會各位董事的任期屆滿，經二零零三年十二月五日召開的臨時股東大會選舉產生了馬鐵生先生等十五名董事，其中連任董事九人，新任董事六人。上述十五名董事組成了本公司第二屆董事會，其中執行董事四名，非執行董事十一名(包括三名獨立非執行董事)。第二屆董事會與第一屆董事會相比，新增非執行董事兩人，其中包括獨立非執行董事一人，各董事簡歷載於第79至81頁，各位董事均分別擁有航空、資訊科技或財經方面的豐富經驗，第二屆董事會將繼續負責任地領導本集團成功發展。

本公司第二屆董事會於本年度十二月召開了第一次會議，十二位董事親自出席了會議，另三位董事書面委託其他董事代為出席會議。本次會議選舉了馬鐵生董事為董事長、王全華董事、曹建雄董事和張學仁董事為副董事長，本公司之總經理、董事會秘書等高級管理人員繼續留任。

審核委員會

本公司第一屆董事會下設審核委員會，獨立非執行董事烏家培先生和周國華先生擔任審核委員，審核委員會於本公司半年度及年度業績披露前，審核本公司財務報告的完整、準確及公正程度，聽取本公司管理層及核數師的匯報，就公司的財務狀況向公司財務部門及核數師進行提問並取得合理的解釋，以及檢討本公司內部監控和財務申報等事宜，並向董事會做出匯報。

二零零三年十二月，本公司第二屆董事會第一次會議決定，由第二屆董事會之三名獨立非執行董事烏家培先生、周國華先生和李國明先生組成新一屆審核委員會。

監事會

本公司監事會依據中國法律設立，並根據本公司《章程》規定審核本公司財務情況，及對本公司董事會及高級管理人員的決策經營管理行為是否符合法律法規之相應規定進行監督。本公司第一屆監事會一直有效地履行了其職責，直至其任期滿。經二零零三年十二月五日召開的臨時股東大會選舉產生了本公司第二屆監事會，本公司第二屆監事會成員仍為八名，包括一名獨立監事， 各監事簡歷載於第82至83頁。經第二屆監事會第一次會議選舉，李曉軍監事當選為新一屆監事會主席。

與股東關係

本公司各位董事均明白其需就本集團的運營活動向股東負責，並高度重視與股東保持有效的溝通。股東大會為董事、監事及其它高級管理人員和股東直接對話的主要場合，本公司董事、監事及高級管理人員均明白其有義務出席股東大會。在股東大會上，股東可就本集團的運營狀況或財務資料進行提問。二零零三年，本公司除召開二零零二年度股東周年大會外，還於二零零三年十二月五日召開臨時股東大會，選舉了新一屆董事會及監事會，並審議了本公司的持續關聯交易等事宜。兩次股東大會中出席股東所代表的股權數平均為本公司全部已發行股份數目的94.4%。

信息披露

本公司嚴格遵守香港聯合交易所有限公司證券上市規則(「上市規則」)關於信息披露原則的規定，及時公平地將本公司獲悉的應予披露的信息向股東及相關人士進行披露。二零零三年，本公司就關連交易豁免、非典型肺炎對本公司的影響，及時發佈了有關公告。

二零零三年，受非典型肺炎影響，本公司沒有進行全球路演，但本公司管理層通過電話會議、會見來訪的投資者及參加投資銀行舉辦的會議，一直與證券分析員和投資者保持著聯絡與溝通。同時，本公司的網站(www.travelsky.net)中的「投資者關係」欄目一直竭力為股東提供有關本公司最新的新聞訊息，載有本公司詳盡的財務和業績資料的公告、中期及年度報告亦可在此下載閱覽。目前，本公司正在更新該網站版面以更快捷地提供高質量的信息。

符合《上市規則》之《最佳應用守則》

於二零零三年，本公司完全遵守了《上市規則》附錄十四之《最佳應用守則》中的規定。

內部管理和控制

二零零三年，面對非典型肺炎對本公司經營造成的嚴重負面影響，本公司積極採取多種措施，降低非典型肺炎所帶來的損失。本公司亦採取了一系列的改革措施，繼續加強本公司內部管理，規範公司的經營行為，以從管理與制度上保證公司整體戰略的實施。

本公司進一步完善了全面預算管理制度，將事前預測、事中控制和事後分析相結合，將企業的整體目標在部門之間進行分解。同時完善了公司內部審計制度，加強了對分支機構的日常和重點內部審計工作。此外，本公司項目管理辦法在本年度的實踐，保證了項目建設按照國家要求的規範進行，合理安排項目的進度，有效使用項目資源，並降低項目成本。

公司也進一步完善和確定了內部各業務部門和分支機構的關鍵業績指標體系，進一步推行崗位管理和薪酬改革，實施崗位績效管理制度。本公司以崗位管理為基礎，按照支持新渠道、新業務人才需求的原則，多渠道、多形式引進各類人才，保持了公司人才的競爭優勢。通過加強人力資源優化配置，正逐漸形成良好的員工激勵機制。

















1 馬鐵生
2 王全華
3 曹建雄
4 張學仁
5 周國華
6 烏家培
7 李國明
8 朱永
9 欒剛
10 楊亞鐵
11 丁衛平
12 宋金箱
13 李曉光
14 司玉佩
15 宋箭

1

7 6 5 4 3 2

15 14 13 12 11 10 9 8










董事會報告

本公司董事會欣然提呈本報告及截至二零零三年十二月三十一日止年度本集團經審計的財務報表。

集團業務

本集團是中國航空旅遊業資訊科技解決方案的主導供應商。全部中國商營航空公司均向本集團外包其ICS系統。本集團的核心業務包括ETD、APP、數據網絡等。

本集團的財務分析載於「財務回顧」一節。

本集團並無呈列按區域分析的收入額及營運利潤貢獻，因為本集團在二零零三年的收入及業績主要來自本集團在中國的營運。

股本結構

本公司之已發行股本，截至二零零三年十二月三十一日為888,157,500股，每股面值人民幣1.00元。於二零零三年十二月三十一日，本公司的股本結構如下：

股份	於二零零三年十二月三十一日的股份數目	於二零零三年十二月三十一日佔已發行股份總數百分比（%）
內資股	577,303,500	65.00
H股	310,854,000	35.00

主要股東

於二零零三年十二月三十一日，根據《證券及期貨條例》(香港法例第571章)第336條編存的登記而持有本公司類別股本5%或以上的主要股東如下：

股東名稱	股份類別	股份數目	佔類別股本的比例(%)	佔總股本的比例(%)
J.P.Morgan Chase & Co.(1)	H股	31,329,600	10.06	3.5
GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD(2)	H股	15,680,000	5.04	1.8
中國民航信息集團公司	內資股	198,496,500	34.4	22.3
中國南方航空集團公司(3)	內資股	116,460,500	20.2	13.2
中國東方航空集團公司(4)	內資股	109,414,500	19.0	12.3
中國航空集團公司(5)	內資股	89,433,500	15.5	10.1

*註：

(1) 截至二零零三年十二月三十一日止，本公司根據所獲得的J.P.Morgan Chase & Co.發出的《法團大股東通知》知悉，J.P.Morgan Chase & Co.持有本公司H股約10.06%的股權，佔本公司全部已發行股權的約3.5%。

(2) 截至二零零三年十二月三十一日止，本公司根據所獲得的 GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD發出的《法團大股東通知》知悉，GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD持有本公司H股約5.04%的股權，佔本公司全部已發行股權的約1.8%。

(3) 截至二零零三年十二月三十一日，中國南方航空集團公司直接持有本公司全部已發行股本約9.4%的股權，並擁有(其中包括)：(i)中國北方航空公司100%的股權；及(ii)新疆航空公司100%的股權。由於中國北方航空公司及新疆航空公司分別持有本公司約2.8%及1.0%的股權，中國南方航空集團公司有效控制本公司全部已發行股本約13.2%的股權；

(4) 截至二零零三年十二月三十一日，中國東方航空集團公司：中國東方航空集團公司持有本公司全部已發行股本約7.7%的股權，並擁有(其中包括)：(i)中國西北航空公司100%的股權；及(ii)雲南航空公司100%的股權。由於中國西北航空公司及雲南航空公司分別持有本公司約2.6%及2.0%的股權，中國東方航空集團公司有效控制本公司全部已發行股本累計12.3%的股權；及

(5) 截至二零零三年十二月三十一日，中國航空集團公司：中國航空集團公司擁有(其中包括)：(i)中國國際航空公司100%的股權；(ii)中國航空總公司100%的股權。由於中國國際航空公司、中國航空總公司分別持有本公司約9.4%、0.7%的股權，中國航空集團公司有效控制本公司全部已發行股本累計約10.1%的股權。

除上文所述者外，於二零零三年十二月三十一日，根據《證券及期貨條例》第336條編存的登記冊所記錄，沒有持有本公司類別股本5%或以上的任何其他股東。

董事與監事擁有的本公司股本權益

於二零零三年十二月三十一日，概無任何董事、監事或行政總裁於本公司或任何其相關法團的任何股份、相關股份及債券中擁有任何權益或淡倉，從而須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所；彼等亦無擁有任何按《證券及期貨條例》第352條規定存備的登記冊所述的任何權益，或根據《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的任何權益。

於二零零三年度，本公司概無賦予其董事、監事或彼等各自的配偶或18歲以下的子女任何認購本公司股份或債券的權利。

董事及監事的服務合約

本公司現任董事會及監事會所有成員已與本公司訂立服務協議。本公司現任董事會及監事會所有成員的任期將於二零零六年十二月四日屆滿。董事及監事經股東大會選舉可以連任，任期為三年。

董事及監事的合約權益

若干本公司現任董事會及監事會成員同時為多家中國商營航空公司的管理人員。本公司或其任何附屬公司與上述航空公司股東訂立的合約或交易已於本董事會報告中「關連交易」一節中提及。除上文所述者外，本公司各董事或監事於二零零三年內概無在本公司或其任何附屬公司為合約一方的任何重要合約中擁有重大權益。

董事及監事酬金

董事及監事酬金詳情載於財務報表附註6。

資本化利息

本集團截至二零零三年十二月三十一日止年度並無資本化利息。

固定資產

本集團於年內的固定資產變動摘要載於財務報表附註12。

儲備

本集團截至二零零三年十二月三十一日止年度的儲備變動詳情載於合併股東權益變動表。

股息

董事會建議本公司派發之二零零三年末期股息為人民幣0.102元/股。

法定公益金

有關法定公益金的詳情，例如：其性質、用途及計算基準，載於財務報表附註27。作為法定儲備的一部份，其變動詳情載於合併股東權益變動表。

員工退休計劃

本集團的員工退休計劃詳情載於財務報表附註7。

主要供應商及用戶

Sociètè Internationale de Tèlècommunications Aeronautiques S.C.(「SITA S.C.」)是本集團截至二零零三年十二月三十一日止最大的供應商，二零零三年本集團支付給SITA S.C.的網絡使用費用總額佔當年本集團總營業成本(扣除折舊和攤銷開支)的6.8%。於二零零三年，本集團向其五家最大供應商支付的費用總額佔本集團總營業成本(扣除折舊和攤銷開支)的20.3%。

本集團的最大客戶乃中國南方航空集團公司，於截至二零零三年十二月三十一日止年度佔本集團總收入的14.3%。在同一期間內，本集團對其五家最大客戶的總銷售額佔本集團總收入的53.2%。五家最大的用戶中三家，即中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司，為本公司的主要股東，於二零零三年十二月三十一日合共持有本公司已發行股本約35.6%。來自上述主要用戶的總收入載於財務報表附註32。

除上文及會計報表附註32所披露者之外，各董事、監事及彼等的關連人士或據董事所知持有本公司股本5%以上的任何股東，概無在上述任何供應商及用戶中擁有任何權益。

附屬公司及聯營公司

本公司截至二零零三年十二月三十一日的附屬公司及聯營公司詳情載於財務報表附註1。

發行H股所得款項用途

本公司之H股於二零零一年二月七日在聯交所掛牌，發售H股所得款項淨額約港幣1,186.0百萬元。截至二零零三年十二月三十一日止，該款項已按本公司於二零零一年一月二十九日刊發的招股書所述使用，其中：

- 約人民幣659.0百萬元(港幣618.4百萬元)已用作ETD計劃所需的一部份資金；
- 約人民幣40.7百萬元(港幣38.2百萬元)已用作擴展及改進本公司的APP系統所需的部份資金；
- 約人民幣6.1百萬元(港幣5.7百萬元)已用作發展其它新業務的資金；
- 約人民幣71.3百萬元(港幣66.9百萬元)已用作本公司日常經營活動開支；及
- 餘下所得款項淨額暫存於銀行。

董事會相信本公司目前擁有足夠資產應付營運所需，包括日後在中國擴充業務，和本公司在未來可能決定進行的潛在策略性收購或投資活動。

關連交易

持續關連交易

二零零三年，本集團繼續進行了以下交易。這些交易構成了上市規則所定義之關連交易，根據上市規則第十四章規定須作出披露：

(a) 本集團向其發起人股東提供服務和技術支持

二零零三年，本集團繼續向其發起人股東(不包括中國民航信息集團公司)提供服務和技術支持，包括：ETD、APP、數據網絡等服務。有關本集團在二零零三年提供上述服務的重大詳情及財務資料均列明在財務報表附註32內。

(b) 本公司向中國民航信息集團公司租用物業

本公司在二零零三年繼續向中國民航信息集團公司租用物業。有關在二零零三年租用物業的詳情及財務資料均列明在財務報表附註32內。

(c) SITA INC. 與天信達之間的交易

二零零三年，天信達向SITA INC.支付的款項總額約為337,034美元(二零零二年：1,119,000美元)。

二零零三年，根據使用量及商定的價格，SITA INC.向天信達收取費用並提供相應的航空貨運信息管理服務。由於Sociètè Internationale de Tèlècommunications Aeronautiques Greater China Holdings Limited(「SITAGCH」)為天信達的主要股東，及SITA INC.為SITAGCH的間接控股公司，故SITA INC.為本公司的關連人士。

(d) 本公司向SITA S.C.支付的網絡使用費

二零零三年，本公司繼續使用SITA S.C.向本公司提供的數據網絡服務，並按照SITA S.C.與本公司簽定的收費標準，支付網絡使用費。

由於SITA INC.及SITA S.C.幾乎是由同一股東集團擁有及管理，而SITA S.C.為SITAGCH的聯繫人士，故SITA S.C. 被視為本公司的關連人士。

二零零三年，本公司需向SITA S.C.支付的網絡使用費總額約為人民幣33,236,600元(二零零二年：人民幣34,911,000元)。

(e) 本公司與凱亞公司之間的交易

凱亞公司是本公司與中國商用航空公司及機場成立之合資企業，目的是分銷本公司的產品，為當地的用戶提供更好的服務。凱亞公司按照民航總局規定的收費標準，向本公司支付連接及安裝費和PID費等費用。

二零零三年，本公司向凱亞公司收取的費用約為人民幣45,938,647元。

本公司獨立非執行董事認為，該等關連交易：

(i) 乃於本集團在日常及一般業務運作中由本集團訂立；

(ii) 以

(a) 一般商業條款(該詞語應用於類似性質的交易，並由類似實體做出)進行；或

(b) (如無可比較個案)對本公司獨立股東認為公平合理的條款進行；及

(iii) 以

(a) 監管該等交易的協議的條款訂立；或

(b) (如無該等協議)不遜於從獨立第三方可得或向獨立第三方提出的條款訂立；

(iv) 倘屬於下列任何類別，於截至二零零三年十二月三十一日止財政年度不得超過下列上限：

交易類別	交易上限
租用物業	人民幣40.00百萬元
天信達向 SITA INC. 支付的款項	美元8.70百萬元
來自凱亞公司之收入	人民幣48.00百萬元
SITA S.C.的開支	人民幣72.00百萬元

本公司接獲確認核數師會出其此份函件，表示該等關連交易：

(a) 已獲董事會批准；

(b) 乃按照財務報表附註所載的價格政策訂立；

(c) 乃按照規定該等交易的相應協議及文件的條款訂立；及

(d) 交易總額並無超過上限(見上文第(iv)項)。

新的豁免

因本公司現有的持續關聯交易的豁免於二零零三年十二月三十一日期滿，本公司於二零零三年十月向香港聯合交易所有限公司申請新的豁免，毋須嚴格遵守上市規則就該等交易的有關規定；有關本公司持續關聯交易詳情載於本公司於二零零三年十月二十日刊發的公告及二零零三年十一月十日發出的股東通函內。

經本公司獨立股東在二零零三年十二月五日臨時股東大會上批准有關本公司及其服務附屬公司(定義見通函)向本公司的發起人提供服務和技術支持的持續關連交易後，聯交所已於二零零三年十二月十日授與一項豁免，有效期為自二零零四年一月一日至二零零五年十月十七日止。聯交所就上文第(iv)項所述的各項交易授與了在二零零四年一月一日起至二零零六年十二月三十一日期間無須嚴格遵守以報章公告形式另行作出披露的規定的豁免；新的交易上限如下：

交易類別	交易上限
租用物業	人民幣40.00百萬元
天信達與SITA INC.之間的交易	美元5.00百萬元
本公司與附屬及聯營公司之間的交易	人民幣84.00百萬元
本公司與SITA 之間的交易	人民幣72.00百萬元

授與上述豁免有待於二零零三年十月二十日刊發之公告以及於二零零三年十一月十日寄發予股東之通函所載之條件達成後，方可作實。

其他關連交易

於二零零三年十一月十一日，本公司與上海民航華東服務系統集成有限公司(「SCAEC」)訂立了兩份協議；據此，本公司同意從SCAEC採購若干電腦網絡軟硬件及相關服務。由於本公司持有SCAEC的47%股權，而本公司的發起人之一中國東方航空集團公司控制了SCAEC的37%股權，故SCAEC為本公司的關連人士，及該交易構成上市規則項下的關連交易。根據上述兩份協議，本公司將支付的總代價為人民幣6,664,864元，少於本公司有形資產淨值的3%，因此無需經本公司獨立股東批准。本公司認為該項採購與本公司提升信息技術的業務拓展策略相符。本公司已於二零零四年二月九日刊發公告，以說明該交易的有關條款。

委託存款及不可收回的逾期定期存款

於二零零三年十二月三十一日，本集團概無任何委託存款及不可收回的逾期定期存款。本集團所有現金存款均存放於商營銀行，並符合適用的法律及法規。

購買、出售或贖回證券

截至二零零三年十二月三十一日止年度，本集團並無購買、出售或贖回任何本公司證券。

審核委員會及遵守最佳應用守則

本公司的審核委員會已與公司管理層一同討論並審核了本公司年度業績報告中的有關財務資料，並就內部監控及財務申報等事宜進行了討論。董事會認為於二零零三年，本公司已經遵守了上市規則附錄十四所載《最佳應用守則》的要求。

優先購股權

根據本公司的公司章程或根據中國法律概無有關優先購股權的規定。

重大訴訟

本集團於二零零三年並無涉及任何重大訴訟或糾紛。

核數師

本公司自成立之日起至二零零一年十二月三十一日止之國際核數師及中國審計師分別為安達信公司及安達信•華強會計師事務所。

羅兵咸永道會計師事務所及普華永道中天會計師事務所有限公司(中國註冊會計師)分別為本公司二零零二年度及二零零三年度的國際核數師及中國審計師。本公司股東周年大會將於二零零四年四月二十八日(星期三)召開，會上將提呈委任羅兵咸永道會計師事務所及普華永道中天會計師事務所有限公司分別為本公司截至二零零四年十二月三十一日止年度的國際核數師及中國審計師的決議案。

承董事會命



董事長

二零零四年三月十一日

監事會報告

















2	1
4	3
6	5
8	7

1 **李曉軍**
2 **杜紅鷹**
3 **饒戈平**
4 **張亞坤**
5 **王永強**
6 **陳立宏**
7 **譚曉煦**
8 **張欣**

致各股東：

截至二零零三年十二月三十一日止年度，本公司第一屆及第二屆監事會各成員(「監事會」)均在自己有效任期內忠實地履行了其監事職責，確保本公司遵守及符合上市規則、《中華人民共和國公司法》、本公司章程及其它有關法規，以維護本公司及其股東的權益。

二零零三年，本公司第一屆監事會召開了兩次監事會會議，以監督本公司管理的事宜，審閱了本公司二零零二年度財務報表及二零零三年度中期財務報表，並列席董事會會議，對董事會的決策及決定是否符合上市規則、國家法律法規及本公司章程和股東及公司的利益，進行了有效的監督。

二零零三年十二月，本公司第二屆監事會經本公司臨時股東大會選舉產生。第二屆監事會認真地審閱了經羅兵咸永道會計師事務所審核的按國際會計準則編制的本公司二零零三年度財務報表，認為該財務報表真實及合理地反映了本公司的財務狀況及經營成果，並符合本公司所適用的法規。

監事會確認本公司在本年度並沒有涉及任何重大訴訟或仲裁，亦沒有提出或面臨任何尚未了結的重大訴訟或索償。

監事會認為本公司董事會及高級管理層在二零零三年度，面對非典型肺炎對本公司造成的重大負面影響，抓住航空旅遊業恢復的有利時機，採用了穩健有效的措施，盡最大可能減少非典型肺炎造成的損失。對於董事和高級管理層遵守其誠信義務、勤勉地履行其在本公司的職責，維護本公司及各股東的最大利益，監事會感到滿意。監事會認為截至二零零三年十二月三十一日止年度的董事會報告符合實際情況。監事會對本公司在本年度取得的成績感到滿意，並對本公司的前景及發展充滿信心。

承監事會命

監事會主席

二零零四年三月十一日

國際核數師報告

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓
電話：(852) 2289 8888
傳真：(852) 2210 9888

致： 中國民航信息網絡股份有限公司全體股東
(於中華人民共和國註冊成立的股份有限公司)

本核數師已完成審核隨附的中國民航信息網絡股份有限公司(「貴公司」)及其子公司(「貴集團」)於二零零三年十二月三十一日的資產負債表及貴集團截至該日止年度的綜合損益表及現金流量表。貴公司管理層須對列載於第33頁至第72頁之財務報表負責。本核數師之責任是根據審核之結果，對該等財務報表出具獨立意見，並僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

本核數師已按照國際審計準則進行審核工作。該等準則要求本核數師策劃和進行審核工作以合理地確定該等財務報表是否存有重大錯誤陳述。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，並包括評審管理層所採用之會計政策和重大估計，以及從整體上評估財務報表之顯示方式。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

本核數師認為根據國際財務報告準則，該等財務報表足以真實及公允地顯示貴公司與貴集團於二零零三年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之經營業績及現金流量，並按照香港公司條例之披露規定妥為編制。

羅兵咸永道會計師事務所
執業會計師

香港，二零零四年三月十一日

綜合損益表

截至二零零三年十二月三十一日止年度
(除每股資料外,所有金額均以人民幣千元為單位)

	附註	二零零三年	二零零二年
收入:			
電子旅遊分銷		**431,827**	524,915
機場旅客處理		**232,105**	242,563
數據網絡		**158,729**	162,067
其他		**70,957**	47,897
總收入	4,32(2)	**893,618**	977,442
營業税金及附加		**(32,005)**	(32,604)
淨收入		**861,613**	944,838
營業成本:			
折舊及攤銷		**(149,166)**	(137,373)
網絡使用費		**(58,792)**	(49,823)
人工成本		**(147,783)**	(99,595)
經營租賃支出	32(2)	**(42,870)**	(37,109)
技術支持費及維修費		**(44,650)**	(45,735)
佣金及推廣費用		**(74,537)**	(75,397)
其他營業成本		**(119,492)**	(93,838)
總營業成本		**(637,290)**	(538,870)
營業利潤		**224,323**	405,968
財務收入,淨額		**34,569**	42,635
應佔聯營公司收益		**11,445**	14,255
其他支出,淨額		**2,008**	(2,998)
除税及少數股東權益前利潤	5	**272,345**	459,860
所得税	9	**(23,092)**	(3,149)
除少數股東權益前利潤		**249,253**	456,711
少數股東權益		**(6,712)**	(3,484)
淨利潤		**242,541**	453,227
每股盈利(基本及攤薄)(人民幣)	10	**0.27**	0.51
加權平均已發行股份數目(千股)	10	**888,158**	888,158

後附會計報表附註為本會計報表的組成部分。

綜合資產負債表

二零零三年十二月三十一日

（金額單位：人民幣千元）

	附註	二零零三年	二零零二年
資產			
非流動資產			
物業、廠房及設備，淨值	12	**545,354**	340,632
無形資產，淨值	13	**11,093**	9,098
於聯營公司的投資	15	**36,327**	23,646
其他長期投資	16	**100,000**	100,000
其他長期資產	17	**4,901**	5,746
		697,675	479,122
流動資產			
存貨	18	**2,635**	2,018
應收帳款，淨值	19	**18,352**	4,447
應收聯營公司		**65**	377
應收關聯方款，淨值	32(3)	**83,619**	135,371
預付款項及其他流動資產	20	**32,005**	30,826
短期投資		**1,920**	2,195
短期銀行存款	21	**505,000**	539,491
現金及現金等價物	22	**2,034,952**	1,893,422
		2,678,548	2,608,147
資產總值		**3,376,223**	3,087,269
權益及負債			
資本及儲備			
實收資本	25	**888,158**	888,158
儲備	26	**1,584,817**	1,453,674
留存收益	27	**405,063**	464,191
		2,878,038	2,806,023
少數股東權益		**40,305**	37,600
流動負債			
應付帳款及預提費用	23	**366,061**	193,044
應付關聯方款		**64,922**	22,906
應付股利	11	—	14,342
應交稅金	24	**24,846**	13,140
遞延收益		**2,051**	214
		457,880	243,646
權益及負債合計		**3,376,223**	3,087,269
淨流動資產		**2,220,668**	2,364,501
總資產減流動負債		**2,918,343**	2,843,623

於二零零四年三月十一日經董事會批准：

董事長　　　　*董事*

後附會計報表附註為本會計報表的組成部分。

資產負債表

二零零三年十二月三十一日

(金額單位：人民幣千元)

	附註	二零零三年	二零零二年
資產			
非流動資產			
物業、廠房及設備，淨值	12	**512,637**	307,475
無形資產，淨值	13	**8,816**	7,293
於附屬公司的投資	14	**64,264**	55,771
於聯營公司的投資	15	**36,327**	23,646
其他長期投資	16	**100,000**	100,000
其他長期資產	17	**1,356**	1,795
		723,400	495,980
流動資產			
存貨	18	**511**	611
應收帳款，淨值	19	**4,318**	6,710
應收附屬公司		**69,108**	74,531
應收聯營公司		**65**	377
應收關聯方款，淨值	32	**69,498**	123,024
預付款項及其他流動資產	20	**27,618**	26,348
短期銀行存款	21	**495,000**	520,777
現金及現金等價物	22	**1,905,577**	1,778,829
		2,571,695	2,531,207
資產總值		**3,295,095**	3,027,187
權益及負債			
資本及儲備			
少數股東權益			
實收資本	25	**888,158**	888,158
儲備	26	**1,583,293**	1,452,879
留存收益	27	**398,242**	462,504
		2,869,693	2,803,541
流動負債			
應付帳款及預提費用	23	**351,982**	187,569
應付附屬公司		**773**	—
應付關聯方款		**52,099**	12,017
應付股利	11	**—**	13,303
應交税金	24	**20,548**	10,757
		425,402	223,646
權益及負債合計		**3,295,095**	3,027,187
淨流動資產		**2,146,293**	2,307,561
總資產減流動負債		**2,869,693**	2,803,541

後附會計報表附註為本會計報表的組成部分。

綜合股東權益變動表

截至二零零三年十二月三十一日止年度

（金額單位：人民幣千元）

	附註	實收資本	儲備	留存收益	總計
二零零二年一月一日餘額		888,158	1,295,014	333,045	2,516,217
本年度利潤		—	—	453,227	453,227
分派2001年股利		—	—	(163,421)	(163,421)
轉入儲備	26,27	—	158,660	(158,660)	-
二零零二年十二月三十一日餘額		888,158	1,453,674	464,191	2,806,023
二零零三年一月一日餘額		888,158	1,453,674	464,191	2,806,023
本年度利潤		—	—	242,541	242,541
分派2002年股利	11	—	—	(170,526)	(170,526)
轉入儲備	26,27	—	131,143	(131,143)	—
二零零三年十二月三十一日餘額		888,158	1,584,817	405,063	2,878,038

後附會計報表附註為本會計報表的組成部分。

綜合現金流量表

截至二零零三年十二月三十一日止年度

(金額單位：人民幣千元)

	附註	二零零三年	二零零二年
經營活動之現金流量			
經營活動提供之現金	28	**570,912**	625,623
企業所得稅支出		**(19,344)**	(3,149)
經營活動提供之現金流量淨額		**551,568**	622,474
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(307,134)**	(68,008)
短期銀行存款減少/(增加)		**34,492**	(23,305)
利息收入		**3,000**	-
自聯營公司之股息收入		**2,615**	509
出售物業、廠房及設備所得款項		**1,591**	1,027
投資聯營公司所支付現金		**(6,150)**	(2,000)
其他長期資產增加		**(845)**	(2,868)
投資活動使用之現金流量淨額		**(272,431)**	(94,645)
融資活動之現金流量			
附屬公司少數股東投入		**-**	3,430
支付股息		**(137,125)**	(274,169)
支付其他融資活動費用		**(482)**	(486)
融資活動提供/(使用)之現金流量淨額		**(137,607)**	(271,225)
現金及現金等價物增加淨額		**141,530**	256,604
現金及現金等價物，期初餘額		**1,893,422**	1,636,818
現金及現金等價物，期末餘額	22	**2,034,952**	1,893,422

後附會計報表附註為本會計報表的組成部分。

1. 組織結構及主要經營活動

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，在中國提供電子旅遊分銷、機場旅客處理、數據網絡等服務。

本公司於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。

截至二零零三年十二月三十一日止，本公司於下列附屬公司及聯營公司擁有直接或間接權益。除中國民航信息網絡股份(香港)有限公司是於香港註冊成立的有限公司之外，其他附屬公司及聯營公司均屬於在中國大陸註冊成立之有限公司。

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣	主要業務
附屬公司					
海南民航凱亞有限公司(「海南凱亞」)	1994年3月2日	64.78%	—	6,615,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝
深圳民航凱亞有限公司(「深圳凱亞」)	1995年4月14日	61.47%	—	7,000,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝

1. 組織結構及主要經營活動*(續)*

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣	主要業務
附屬公司					
湖北民航凱亞有限公司(「湖北凱亞」)	1997年7月25日	50%	12.5%	5,000,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
重慶民航凱亞信息技術有限公司(「重慶凱亞」)	1998年12月1日	51%	—	9,800,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
雲南民航凱亞信息有限公司(「雲南凱亞」)	2000年6月15日	51%	—	2,000,000	計算機、硬件開發及數據網絡服務
天信達信息技術有限公司(「天信達」)	2000年9月20日	51%	—	20,695,000	提供貨運管理服務和相關軟件和技術開發；提供技術支援，培訓和資訊服務

綜合財務報表附註

(除另有說明外，所有金額以人民幣元為單位)

1. 組織結構及主要經營活動*(續)*

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣	主要業務
附屬公司					
中國民航信息網絡股份(香港)有限公司(「香港凱亞」)	2000年12月13日	100%	—	3,162,067	商業服務
廈門民航凱亞有限公司(「廈門凱亞」)	2001年9月14日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
青島民航凱亞系統集成有限公司(「青島凱亞」)	2002年1月11日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
西安民航凱亞科技有限公司(「西安凱亞」)	2002年7月9日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
新疆民航凱亞信息網絡有限責任公司(「新疆凱亞」)	2002年8月16日	51%	—	3,000,000	計算機軟、硬件開發及數據網絡服務

1. 組織結構及主要經營活動(續)

本公司及其附屬公司以下統稱「本集團」。

公司名稱	註冊成立日期	持有股權百分比 直接	間接	已發行及繳足資本 人民幣	主要業務
聯營公司					
上海民航華東凱亞系統集成有限公司(「華東凱亞」)	1999年5月21日	41%	—	10,000,000	計算機軟、硬件開發和數據網絡服務
瀋陽民航東北凱亞有限公司(「東北凱亞」)	1999年11月2日	46%	—	2,000,000	計算機軟、硬件開發和數據網絡服務
成都民航西南凱亞有限責任公司(「西南凱亞」)	1999年11月28日	44%	—	2,000,000	計算機軟、硬件開發和數據網絡服務
雲南空港網絡有限公司(「雲南空港」)	2003年4月1日	40%	—	6,000,000	計算機信息系統集成，軟件的開發及技術咨詢服務

1. 組織結構及主要經營活動(續)

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣	主要業務
聯營公司					
黑龍江航信空港網絡有限公司(「黑龍江空港」)	2003年4月30日	50%	—	6,000,000	計算機信息系統集成，軟件的開發及技術咨詢服務
上海東美航空旅遊在線網絡有限責任公司(「上海東美」)	2003年9月30日	50%	—	1,500,000	電子商務，計算機及配件的銷售，計算機、網絡、電子、信息專業及經濟信息諮詢。

2. 編制基準

本綜合會計報表是遵照國際財務報告準則編制，該等會計報表均基於歷史成本法編制。

編制符合公認會計準則要求的會計報表需要使用估計和假設，這些估計和假設會影響到在會計報表日資產和負債的報告金額及或有負債的披露，以及在報告期間的收入和費用的報告金額。儘管這些估計是建立在管理層對當前事件和活動的最大限度的了解的基礎之上，但實際結果最終還可能與那些估計有差異。

3. 主要會計政策

本公司及其附屬公司在編制會計報表時所採納的主要會計政策如下：

(a) 綜合基準

本集團合併會計報表包括本公司及其所控制的公司。控制是指本集團直接或間接擁有超過50%股權的企業和/或可以控制其財務及經營政策以從其經營活動獲取利益。屬於少數股東的權益和淨收入在資產負債表和損益表中單獨列示。

本公司所收購的業務按收購法作會計處理。本年度所收購或處置的公司自購買日開始包括於或自處置日開始不再包括於合併會計報表中。

本公司對受其重大影響的聯營公司之投資(通常投資佔該聯營公司權益不低於20%且不高於50%)採用權益法核算。如果有迹象表明對聯營公司的投資有減值情況或以前年度確認之減值損失不再存在時，本公司將對聯營公司之投資進行減值檢查。

除非本集團承諾承擔額外的損失，當本集團所佔聯營公司的損失超過投資的帳面價值時，投資賬面價值以減記至零為限。

所有集團內部的重大交易及餘額(包括集團內部利潤及未實現利潤或損失)已在編制合併會計報表時予以抵銷。在與聯營公司發生交易時產生的未實現利潤，以本集團所佔聯營公司的權益為限抵減對聯營公司的投資。未實現損失按相似的方法抵銷，但僅以所轉移的資產沒有發生減值為限。

對於本公司和附屬公司的相同交易及情況類似事項，在合併會計報表中採用統一的會計政策。

3. 主要會計政策（續）

(b) 於聯營公司之投資

於聯營公司之投資指本集團擁有其20%到50%之間的投票權或有重大影響力但無控制權之公司並採用權益法入賬。該等股權乃以反映本集團在聯營公司中所佔之資產淨額並包括收購時之商譽於資產負債表中列帳。權益法為在綜合損益表中確認本集團於本年度所佔聯營公司之利潤或損失。

於聯營公司之投資在本公司之資產負債表採用權益法入賬。

(c) 計價貨幣

基於與本公司及其中國附屬公司相關的事件及環境的經濟實質，本公司及其中國附屬公司以人民幣為其計價貨幣。為了合併本公司、其中國附屬公司（以人民幣為計價貨幣）以及中國民航信息網絡股份（香港）有限公司（以港幣為計價貨幣），中國民航信息網絡股份（香港）有限公司之會計報表按下列附註(d)描述的政策折算。

(d) 外幣

本集團的外幣交易按交易當日適用的匯率換算為人民幣。以外幣結算的貨幣性資產及負債是按資產負債表日的適用匯率換算為人民幣。以外幣結算的非貨幣性資產及負債乃按歷史匯率換算。交易日後因匯率變化發生的匯兑損益均在計算淨利潤時予以確認。

本集團並未在任何呈報期間內簽訂任何對沖合同。

當某個境外公司的業務為本公司業務的組成部分時，將其境外業務交易視同為本公司業務進行折算。在每個資產負債表日外幣計價的貨幣性項目以年終匯率折算，以歷史成本計價的非貨幣性項目以取得日的歷史匯率折算，以公允價值計價的非貨幣性項目以公允價值確定日的匯率折算。收入和費用科目按交易日當日的匯率折算。折算產生的匯兑差異計入當年損益表。

3. 主要會計政策(續)

(d) 外幣(續)

若境外子公司在財務、經濟及組織方面是自主的，則在合併時被視為境外實體。其計價貨幣為其當地貨幣。合併的境外子公司的資產負債表項目以年終匯率折算，損益表項目以交易發生日的匯率折算。所有由此產生的匯兑差額計入權益中的外幣報表折算差額科目。

併購境外實體產生的商譽以及由於併購該境外實體對資產和負債的賬面金額所進行的公允價值的調整以交易發生日的實際匯率折算。實質上構成企業對境外實體的投資淨額的那一部分貨幣性項目所形成的匯兑差額，在處置該投資淨額之前，應在合併會計報表中作為權益項目反映，直到對該投資淨額進行處置時為止。用於對企業在境外實體的投資淨額進行套期的外幣負債所形成的匯兑差額直接計入權益中的外幣報表折算差額科目。

在處置境外實體時，與該實體相關的累計匯兑差額應在確認處置損益的同一期間確認為收益或費用。

(e) 物業、廠房及設備

物業、廠房及設備，乃按成本減累計折舊及累計減值虧損後列帳。資產成本包括其購買價格及將其運送至運作地點並達使用狀態而應佔的任何直接費用。在物業、廠房及設備投入使用後發生的費用，例如維修保養和檢修費用，一般於產生該等支出的年度作為費用處理。若有關支出能明確顯示其能增加預計從運用該資產而產生的經濟效益，該支出將被資本化。

物業、廠房和設備的折舊按其估計可使用年限並扣除估計殘值後以直線法計提。物業、廠房和設備估計可使用年限如下：

房屋建築物	20年
計算機系統及軟件	3-11年
汽車	6年
家具、裝置及其他設備	5-9年

當資產被出售或報廢時，其成本和累計折舊均從帳上沖銷，而其相關的處置損益在計算淨利潤時予以反映。

3. 主要會計政策(續)

(e) 物業、廠房及設備(續)

在建工程指興建中之房屋建築物、待安裝的計算機系統及設備，並按成本值入帳。成本值包括建築工程成本和採購成本，及用作該等資產的借款於興建、安裝及測試期間所產生的借貸成本。當在建工程沒有完工或可投入使用前，並不計提折舊。

(f) 無形資產

無形資產主要包括計算機軟件。

倘若購買新軟件的成本不是相關硬件的一個內在組成部分，購買此新軟件的成本將被資本化及視為無形資產。軟件在2-3年內以直線法攤銷。

為了恢復或維持現有軟件系統最初預期的未來經濟利益流入水平而發生之成本在恢復及維持工作執行的時候確認為費用。

(g) 研究及開發成本

研究及開發支出於產生期間內作為費用列支，惟嚴格遵守以下條件之軟件發展成本除外：

- 軟件獲明確界定，而成本能獨立劃分並準確計量；
- 軟件獲證實技術上可行；
- 軟件將用於出售或內部使用；
- 軟件有潛在市場或證實其內部用途；及
- 具備完成軟件發展所需技術、財務及其他資源。

被資本化之開發成本按其預計可使用年限以直線法攤銷，攤銷期一般不超過五年。截至二零零三年十二月三十一日止年度，由於並未符合上述所有條件，故並無開發成本被資本化(二零零二：零)。

倘資產出現減值情況或以前年度確認之減值虧損不再存在，則已資本化之開發成本的可收回金額將被重新估計 。

3. 主要會計政策*(續)*

(h) 資產減值

本集團在每個資產負債表日對金融工具進行減值檢查。

如果企業很可能不能按以攤餘成本記錄的貸款、應收款項或持有至到期日投資的合同條款收回所有到期金額，則應在損益表中確認減值或壞賬損失。如果減值或壞賬損失降低，且這種降低客觀上與減記之後發生的事項有聯繫，則金融資產的減記金額應轉回。轉回的金額應記入當期淨損益。但該轉回不應導致該金融資產的賬面金額超過不確認減值情況下的攤餘成本。

如果可供出售的金融資產的收益和損失以前在權益中確認，且存在客觀證據表明該資產已減值，那麼，已在權益中確認的累積淨損益額也應從權益中轉出，並計入當期淨損益。重新計量至公允價值的債務性工具的可收回金額，指按類似金融資產的現行市場利率折現的預期未來現金流量的現值。如果減值損失降低，且這種降低客觀上與減記之後發生的事項有聯繫，則金融資產的減記金額應轉回。該轉回的金額應記入淨損益。

倘任何事件或情況改變顯示物業、廠房、設備、無形資產及對附屬公司及聯營公司的投資的帳面值不能收回，則對該項資產進行減值檢查。倘一項資產的帳面值超越其可收回金額，以成本列帳的物業、廠房、機器設備項目、無形資產及對附屬公司及聯營公司的投資的減值虧損被列作支出。可收回金額為一項資產的淨銷售價及使用價值中的較高者。淨銷售價為於公允交易中出售一項資產可取得的金額，而使用價值則為持續使用一項資產及於其使用壽命終結時出售預期產生之估計未來現金之現值。可收回金額乃就個別資產作出估計，或倘不可能，則就與該資產相關的現金產生單位而作出估計。

倘顯示就資產確認的減值虧損不再存在或減少，則過往年度所確認的減值虧損將被沖回。該沖回將列為收入。然而，由於資產減值損失的轉回而增加後的資產帳面金額，不應高於資產以前年度沒有確認減值損失時的帳面金額(減去攤銷或折舊)。

3. 主要會計政策（續）

(i) 投資

本集團投資劃分為以下幾類：持有至到期日的，為交易而持有的以及可供出售的投資。持有至到期日的投資指具有固定或可確定金額和固定期限，且企業明確打算並能夠持有至到期日的投資（本公司源生的貸款和應收款項不包括在內）。為交易而持有的投資指主要為了從短期價格波動中獲利而購置的投資。其他所有投資，除企業源生的貸款和應收款項外，均為可供出售的投資。

持有至到期日的投資記錄為非流動資產，除非該投資將於資產負債表日後一年內到期。為交易而持有的投資記錄為流動資產。如果管理層計劃於資產負債表日後一年內變現持有的可供出售的投資，則該投資記錄為流動資產。

所有投資的購買及出售均於交易日確認，交易日是指集團承諾購買或出售該資產的日期。

當投資初始確認時，本公司應以其成本進行計量，即包括交易成本在內的所支付對價的公允價值。

可供出售的及為交易而持有的投資在初始確認後，以資產負債表日市場價值為基礎確認的公允價值計量，交易成本無需扣除。

計算可供出售的投資的公允價值的損益在該投資被出售或處置之前，或在該投資發生減值之前，通過股東權益中的公允價值儲備直接在權益中確認。被出售或處置、或發生減值時，以前在權益中確認的累積收益或損失應計入當期淨損益。

為交易而持有的投資價值變動記錄為財務費用或收入。

持有至到期日的投資以實際利率法，按攤餘成本計價。

(j) 金融工具

資產負債表日的金融資產及金融負債主要包括現金及現金等價物、短期銀行存款、應收帳款、預付帳款、應收聯營公司及關聯方款、國債、其他長期資產、應付帳款及應付關聯方款。對這些主要項目之確認及計量的重要會計政策已在會計政策中披露。

金融工具按照合同的實質分為負債或權益。與被劃分為負債類的金融工具有關的利息、股息、收益及損失計入費用或收入。向權益類的金融工具的所有者的分配則直接計入權益。當本公司及本集團有法定權利並有意將金融工具以淨值為基礎進行結算或同時把金融資產變現和把金融負債結算時，金融工具可予以抵銷。

3. 主要會計政策(續)

(k) 經營租賃

與資產擁有權有關之大部分收益及風險由出租人享有或承擔的租賃均視為經營租賃。經營租賃的租金支出在租賃期間內以直線法列作費用。

(l) 存貨

存貨主要包括銷售設備、零件及耗材，以成本和可變現淨值孰低法入帳。成本以先進先出法計算，包括所有的採購成本及將存貨運送至現時地點和狀態所發生的其他成本。可變現淨值按預計正常銷售價格減預計的完工成本和必要銷售成本來確定。

(m) 應收帳款及壞帳準備

應收賬款按照實際發生額入賬，並採用備抵法依據對應收賬款的回收可能性作出具體評估後計提壞賬準備；計提的方法為對於回收有困難的應收賬款，結合實際情況和經驗計提專項壞帳準備，對於其餘的應收賬款按賬齡分析法以下列比例計提一般壞帳準備：

賬齡	壞賬準備計提比例
7-12個月	25%
1-2年以內	50%
2年以上	100%

(n) 現金及現金等價物

現金及現金等價物以原值列示於資產負債表內。

現金指手頭持有之現金及存放於銀行或其他金融機構並可按要求取回之存款。

現金等價物指短期且流動性高的投資，原本限期不超過三個月可隨時轉換為可知金額的現金，無重大價值變動風險者。

3. 主要會計政策(續)

(o) 稅項

本集團(除中國民航信息網絡股份(香港)有限公司之外)之稅項乃按適用於中國企業之稅法及規則徵收。本集團乃按其以法定財務報告之基準，並以就稅項而言毋須課稅之收入及不可抵稅之支出項目作出調整後的利潤計提中國企業所得稅。

中國民航信息網絡股份(香港)有限公司以預計在本年度內源自香港境內的利潤計提利得稅。

遞延稅項按負債法就資產負債表中資產或負債其帳面值與其各自稅基之間暫時性差額進行準備。在確定遞延稅項時採用現行稅率。資產或負債之稅基乃該資產或負債就稅項而言之款項。遞延稅項按現行稅率確定。遞延稅項負債之確認按所有應課稅暫時性差額計算。遞延稅項資產就所有暫時性可扣除差額予以確認，但僅限於估計將來可實現之應課稅盈利能使暫時性可扣稅差額沖回之稅項額。

其他稅項負債根據中國政府當局頒佈之規定而作出準備。

(p) 退休福利計劃

固定供款的退休福利金計劃的退休金費用之固定供款乃於發生當年記為費用。

(q) 準備

僅在本集團因過往事件而導致現有債務責任(法定或推定)及包括經濟利益的資源流出可能(即有較大的可能性)將需要用以清償該債務責任，以及債務責任的金額可被可靠估計的情況下，準備方被確認。準備於各結算日復核及調整以反映現時的最佳估計。倘貨幣時間價值的影響十分重大，準備的金額為預期需要用以清償債務責任的開支的現值。當使用折扣的時候，反映此時間段的準備增加部分被確認為利息費用。

3. 主要會計政策(續)

(r) 收入確認

收入在有關交易之經濟利益可以流入本集團且其收入及已發生或將發生的相關成本可以可靠地計量時予以確認，以扣除銷售折扣後的淨額列示。其具體基準如下：

- 電子旅遊分銷服務之收入於提供服務時予以確認；

- 機場旅客處理服務收入於提供服務時予以確認；

- 數據網絡服務之收入於提供服務時確認；

- 設備銷售收入於重大風險及貨物所有權轉於買方時予以確認；

- 當項目完成程度可以可靠的估計時，與設備安裝項目相關的收入根據項目的完成程度加以確認。項目的完成程度根據已發生的成本佔項目估計總成本的比例加以確定。當提供勞務的交易結果不能可靠估計時，收入的確認只限於已經確認可獲補償成本的金額。當履行合同很可能產生損失時，將估計的全部最終損失確認為成本；及

- 銀行或其他金融機構存款之利息收入按權責發生制基準予以確認。

4. 收入

收入基本包括本集團因就使用其電子旅遊分銷，機場旅客處理及數據網絡等業務而收取的費用，上述系統提供機位控制及出售、實時值機、航班配載服務及數據通訊服務。

此等收費主要按照中國民用航空總局及中國其他有關部門決定的條款而厘定。此等收費大部分來自重組後成為本公司股東的客戶。

(1) 電子旅遊分銷服務乃由本集團的供應控制系統及計算機訂座系統提供，上述系統為航空公司及旅行社提供實時機位元控制及航班訂座資料。

(2) 機場旅客處理服務乃由本集團的機場旅客處理系統提供，該系統為位於中國及若干海外城市的航空公司及機場提供值機、登機、行李控制、飛機航線及航班配載服務。

(3) 本集團就使用其數據網絡向航空公司、機場及旅行社收取費用。

(4) 本集團亦向航空公司、機場及旅行社出售使用本集團系統所需的設備。

5. 除税前利潤

除税前利潤已扣除及計入下列各項：

	二零零三年 *人民幣千元*	二零零二年 *人民幣千元*
已扣除：		
折舊	**141,904**	130,298
攤銷	**7,262**	7,075
出售物業、廠房及設備的虧損	**1,651**	5,133
經營租賃支出	**42,870**	37,109
計提(沖銷)壞帳準備	**2,377**	2,981
存貨銷售成本	**13,561**	9,551
定額供款退休金計劃的供款	**3,320**	1,113
核數師酬金	**1,444**	1,467
住房公積金供款	**3,123**	1,968
研究與開發費用	**78,427**	68,314
已計入：		
利息收入	**(33,213)**	(42,081)
匯兑收益	**(1,839)**	(252)

6. 董事、高級行政人員及監事的酬金

	二零零三年 **人民幣千元**	二零零二年 *人民幣千元*
執行董事酬金	—	—
非執行董事酬金	—	—
監事酬金	—	—
執行董事其他酬金		
— 基本工資及津貼	**231**	337
— 花紅	**1,647**	1,202
— 退休金	**28**	40
非執行董事其他酬金	—	—
監事其他酬金	**963**	725
合計	**2,869**	2,304

於有關期間，概無任何董事放棄或同意放棄任何酬金。

支付給五位最高薪的人員(主要為高級行政人員)的詳細金額如下：

	二零零三年 **人民幣千元**	二零零二年 *人民幣千元*
基本工資及津貼	**324**	341
花紅	**1,678**	1,202
退休金	**40**	40
	2,042	1,583
董事人數	**3**	4
員工人數	**2**	1
	5	5

截至二零零三年十二月三十一日止年度，每個董事(包括五位最高薪員工)的年度酬金均介乎人民幣零元至一百萬元(二零零二：人民幣零元至一百萬元)。

截至二零零三年十二月三十一日止年度，五個最高薪酬的人員(包括董事和員工)均未獲酬金以作為加入本公司的獎勵或離開公司的損失補償(二零零二：零)。

7. 退休福利

所有本集團的全職員工均可享受政府制訂的退休計劃。根據該計劃，退休員工每年可領取相當於他們退休時基本工資的退休金。這些退休金由中國政府負責支付。本集團於截至二零零三年十二月三十一日止年度，按員工基本工資的 19%(二零零二：16%)向國家資助的退休計劃供款。本集團截至二零零三年十二月三十一日止年度所支付的退休供款為人民幣3,319,000元(二零零二：人民幣1,113,000元)。根據該計劃，本集團除提取退休金供款外，並無其他任何支付退休福利的義務。

8. 住房公積金

所有本集團的全職員工有權參加一個國家資助的住房公積金計劃。本集團可用此等公積金建造員工住房，員工可用公積金購買房屋或於退休時一次性支取。本集團每年按職工基本工資的固定百分比向政府資助的住房公積金供款。截至二零零三年十二月三十一日止年度，本集團對住房公積金支付的供款分別約為人民幣3,122,000元(二零零二：人民幣1,968,000元)。

二零零三年僱員平均人數為 1,416人(二零零二：1,170人)。

9. 稅項

所得稅

	二零零三年 *人民幣千元*	二零零二年 *人民幣千元*
中國企業所得稅—即期	**23,552**	2,690
香港利得稅—即期	**(460)**	459
遞延稅項	**—**	—
	23,092	3,149

根據中國所得稅法，本公司須繳付按照中國企業適用的會計原則及財務條例編制的本公司法定帳目所載應課稅收入的33%作為企業所得稅。然而，本公司已於二零零零年十月在中關村海淀科技園區註冊成立為新技術企業，並得到了海淀區國家稅務局((2000)海國稅二所字第19號)的批准，享受自二零零三年一月一日至二零零五年十二月三十一日止期間內減按7.5%徵收企業所得稅的稅收優惠。

本公司的附屬公司享有介於0至33%不同程度的優惠稅率。這些附屬公司或位於經濟特區(海南凱亞、深圳凱亞)，適用稅率為15%；或被認定為高新技術企業(重慶凱亞)，適用稅率為本15%；或位於國家西部(新疆凱亞)，享受0%的優惠稅率。此外，該等附屬公司於開業起數年內有權享有若干稅項減免。

9. 稅項 *(續)*

所得稅 *(續)*

於二零零三年度及二零零二年度除稅前利潤適用之中國法定33%企業所得稅稅率與綜合損益表中的實際稅率間之差異調節如下：

	二零零三年	二零零二年
法定稅率	**33%**	33.0%
適用於本公司的優惠稅率的影響	**(23)%**	(31.8)%
適用於若干附屬公司的優惠稅率的影響	**(2)%**	(0.5)%
實際所得稅稅率	**8%**	0.7%

於資產負債表日並無未提取遞延稅項準備的重大暫時性差異。

適用於本公司的免稅優惠以及適用於若干附屬公司的優惠稅率的影響如下：

	二零零三年	二零零二年
總金額(人民幣千元)	**70,902**	148,604
每股影響(人民幣元)	**0.08**	0.17

然而，構成本集團的各公司所取得的稅收優惠，包括本公司的上述自二零零三年一月一日至二零零五年十二月三十一日止期間內減按7.5%徵收企業所得稅的稅收優惠，有可能受到更高權力機關的審核。若本集團不能享受上述所得稅優惠，則可能會產生額外所得稅費用。

營業稅

本集團下列服務收入須交納營業稅：

電子旅遊分銷、機場旅客處理、數據網絡服務	3%
培訓、技術支持服務、租金及其他	5%

9. 稅項（續）

增值稅

本集團的設備銷售業務適用增值稅。本公司及本公司的一個附屬公司（"天信達"）經稅務機關認定為增值稅一般納稅人，本公司的其他附屬公司被認定為增值稅小規模納稅人。增值稅一般納稅人的適用稅率為17%，增值稅小規模納稅人適用的稅率為4% - 6%。

增值稅一般納稅人用於銷售之設備所支付的增值稅，可用於抵扣出售時的應付增值稅。

增值稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

10. 每股盈利

截至二零零三年十二月三十一止年度的每股盈利是通過將淨利潤人民幣242,541,000元，除以發行在外的加權平均普通股股數888,157,500 股計算得出（二零零二：將淨利潤人民幣453,227,000元除以發行在外的加權平均普通股股數888,157,500股）。

截至二零零二年及二零零三年十二月三十一日止年度並無已發行可能具有潛在攤薄效應的普通股。

11. 股息

在二零零三年三月十四日股東年會上通過了派發二零零二年末期股息每股人民幣0.192元，合共人民幣170,526,240元。該股息已計入二零零三年度股東權益並列作留存收益的分配。

董事會建議派發截至二零零三年十二月三十一日止年度股利，每股人民幣0.102元，共計人民幣90,592,000元。建議派發的股利及建議提取的任意公積金有待下一次股東大會的批准並將被列示於截至二零零四年十二月三十一日止年度本集團的會計報表中。在派發此股利後，於二零零三年十二月三十一日止之可供分配之利潤約為人民幣202,137,000元（二零零二：人民幣156,434,000元）。

	二零零三年	二零零二年
年終後建議派發的股利		
建議末期股利（人民幣千元）	**90,592**	170,526
每股股利（人民幣元）	**0.102**	0.192

12. 物業，廠房及設備，淨值

於十二月三十一日，物業、廠房及設備包括：

集團：

	房屋建築物	計算機系統及軟件	汽車	家具、裝置及其他設備	在建工程	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
原值						
二零零二年年初餘額	12,495	927,635	14,870	13,346	981	969,327
購置	2,611	55,134	5,579	1,280	7,967	72,571
處置	(15)	(118,815)	—	(405)	(25)	(119,260)
二零零二年年末餘額	15,091	863,954	20,449	14,221	8,923	922,638
購置	4,011	306,821	4,874	5,646	26,895	348,247
在建工程轉入	29,903	—	—	—	(29,903)	—
處置	—	(44,056)	(858)	(229)	—	(45,143)
二零零三年年末餘額	49,005	1,126,719	24,465	19,638	5,915	1,225,742
累計折舊						
二零零二年年初餘額	(1,704)	(552,260)	(7,435)	(3,931)	—	(565,330)
本年度折舊	(773)	(126,493)	(2,203)	(829)	—	(130,298)
處置後撥回	—	113,301	—	321	—	113,622
二零零二年年末餘額	(2,477)	(565,452)	(9,638)	(4,439)	—	(582,006)
本年度折舊	(1,333)	(133,491)	(2,904)	(4,176)	—	(141,904)
處置後撥回	—	42,657	731	134	—	43,522
二零零三年年末餘額	(3,810)	(656,286)	(11,811)	(8,481)	—	(680,388)
淨值						
二零零二年年末餘額	12,614	298,502	10,811	9,782	8,923	340,632
二零零三年年末餘額	45,195	470,433	12,654	11,157	5,915	545,354

12. 物業，廠房及設備，淨值

公司：

	房屋建築物	計算機系統及軟件	汽車	家具、裝置及其他設備	在建工程	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
原值						
二零零二年年初餘額	1,532	905,956	10,269	9,915	720	928,392
購置	752	49,629	1,927	982	720	54,010
處置	—	(113,792)	—	(261)	—	(114,053)
二零零二年年末餘額	2,284	841,793	12,196	10,636	1,440	868,349
購置	3,136	306,336	3,089	3,866	1,440	317,867
在建工程轉入	24,678	—	—	—	—	24,678
處置	—	(42,180)	(804)	(146)	—	(43,130)
二零零三年年末餘額	30,098	1,105,949	14,481	14,356	2,880	1,167,764
累計折舊						
二零零二年年初餘額	(21)	(537,524)	(4,963)	(2,649)	—	(545,157)
本年度折舊	(97)	(122,718)	(1,447)	(850)	—	(125,112)
處置後撥回	—	109,083	—	312	—	109,395
二零零二年年末餘額	(118)	(551,159)	(6,410)	(3,187)	—	(560,874)
本年度折舊	(384)	(131,330)	(1,745)	(2,445)	—	(135,904)
處置後撥回	—	40,851	679	121	—	41,651
二零零三年年末餘額	(502)	(641,638)	(7,476)	(5,511)	—	(655,127)
淨值						
二零零二年年末餘額	2,166	290,634	5,786	7,449	1,440	307,475
二零零三年年末餘額	29,596	464,311	7,005	8,845	2,880	512,637

13. 無形資產，淨值

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
原值				
年初餘額	**19,531**	17,596	**16,701**	15,053
購買	**9,257**	1,935	**8,181**	1,648
年末餘額	**28,788**	19,531	**24,882**	16,701
累計攤銷				
年初餘額	**(10,433)**	(3,358)	**(9,408)**	(2,855)
本年攤銷	**(7,262)**	(7,075)	**(6,658)**	(6,553)
年末餘額	**(17,695)**	(10,433)	**(16,066)**	(9,408)
淨值				
年末餘額	**11,093**	9,098	**8,816**	7,293

本集團及本公司的無形資產為所購買的電腦軟體。

14. 於附屬公司的投資

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應佔附屬公司淨資產	**—**	—	**64,264**	55,771

本公司的附屬公司見附註1。

15. 於聯營公司的投資

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應佔聯營公司淨資產	**36,327**	23,646	**36,327**	23,646

本集團及本公司的聯營公司見附註1。

16. 其他長期投資

於十二月三十一日，本公司和本集團有下列持有至到期日投資：

	利率和期限	二零零三年 人民幣千元	二零零二年 人民幣千元
國債	年利率3%，於二零零八年十二月到期	**100,000**	100,000

17. 其他長期資產

於十二月三十一日，本公司及本集團的其他長期資產為房租押金及其它長期資產：

18. 存貨

	集團		公司	
	二零零三年 人民幣千元	二零零二年 人民幣千元	二零零三年 人民幣千元	二零零二年 人民幣千元
待售設備	**2,587**	1,637	**405**	505
備件	**83**	347	**80**	80
其他	**59**	34	**26**	26
合計	**2,729**	2,018	**511**	611
減：準備	**94**	—	—	—
	2,635	2,018	**511**	611

於二零零三及二零零二年十二月三十一日，有帳面價值為零的存貨是按可變現淨值列帳。

於二零零三及二零零二年十二月三十一日，集團均無作為借款抵押物的存貨。

19. 應收帳款

於十二月三十一日，應收帳款包括：

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應收帳款	**21,820**	9,043	**15,163**	10,654
壞帳準備	**(3,468)**	(4,596)	**(10,845)**	(3,944)
應收帳款，淨值	**18,352**	4,447	**4,318**	6,710

收款期限一般為提供服務後六個月內。

應收帳款的帳齡分析如下：

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月內	**14,809**	3,811	**11,027**	5,422
六個月至一年	**1,907**	651	**550**	651
一年至二年	**2,896**	1,599	**2,228**	1,599
二年至三年	**325**	1,078	**325**	1,078
三年以上	**1,883**	1,904	**1,033**	1,904
	21,820	9,043	**15,163**	10,654

20. 預付款項及其他流動資產

於十二月三十一日，預付款項及其他流動資產包括：

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
預付款項	**4,774**	5,165	**3,504**	4,088
其他流動資產	**27,231**	25,661	**24,114**	22,260
合計	**32,005**	30,826	**27,618**	26,348

21. 短期銀行存款

短期銀行存款的加權平均年利率為 2.33%(二零零二：2.39%)，平均存期為550天(二零零二：404天)。

22. 現金及現金等價物

於十二月三十一日，現金及現金等價物包括：

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
現金				
人民幣	**216**	223	**106**	139
以港幣計價	**30**	55	**—**	—
以美元計價	**68**	88	**—**	—
以英鎊計價	**13**	11	**—**	—
以歐元計價	**20**	17	**—**	—
	347	394	**106**	139
活期存款				
人民幣	**1,557,464**	1,319,654	**1,499,081**	1,283,045
以美元計價	**426,702**	181,426	**369,685**	112,635
以港幣計價	**49,666**	391,126	**36,705**	383,010
以日元計價	**773**	822	**—**	—
	2,034,605	1,893,028	**1,905,471**	1,778,690
現金及現金等價物合計	**2,034,952**	1,893,422	**1,905,577**	1,778,829

23. 應付帳款及預提費用

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應付帳款	**112,017**	49,924	**99,926**	48,229
預提離港技術延伸費	**103,668**	68,052	**110,672**	74,560
預提員工技術獎金	**54,264**	41,647	**52,394**	41,647
預提租金	**—**	208	**—**	—
預提技術支持費	**14,117**	8,093	**13,685**	8,093
預提網絡使用費	**55,562**	7,112	**50,677**	5,243
其他預提費用	**26,433**	18,008	**24,628**	9,797
	366,061	193,044	**351,982**	187,569

於二零零三年十二月三十一日，以上餘額中有人民幣128,490,283元(二零零二：人民幣43,860,287元)是以美元計價的。

應付帳款帳齡分析如下：

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月以內	**69,762**	15,609	**60,366**	14,428
六個月至一年	**3,737**	328	**1,045**	13
一年至二年	**13,505**	33,987	**13,502**	33,788
二年至三年	**25,013**	—	**25,013**	—
應付帳款合計	**112,017**	49,924	**99,926**	48,229
預提費用	**254,044**	143,120	**252,056**	139,340
	366,061	193,044	**351,982**	187,569

24. 應交稅金

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應交企業所得稅	**5,343**	1,425	**3,371**	—
應交營業稅	**14,604**	10,169	**12,681**	9,478
應交增值稅	**(190)**	62	**(191)**	50
其他	**5,089**	1,484	**4,687**	1,229
	24,846	13,140	**20,548**	10,757

25. 實收資本

於二零零三年十二月三十一日的實收資本為本公司註冊成立時所發行的577,303,500股內資股及本公司於二零零一年二月發行的310,854,000股H股。

	二零零三年	**二零零三年**
	股數	**金額**
	千股	*人民幣千元*
法定：		
每股面值人民幣1元的內資股	577,304	577,304
每股面值人民幣1元的H股	310,854	310,854
合計	888,158	888,158
已發行及繳足：		
每股面值人民幣1元的內資股	577,304	577,304
每股面值人民幣1元的H股	310,854	310,854
合計	888,158	888,158

26. 儲備

	資本公積	法定盈餘公積金	法定公益金	任意盈餘公積金	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
集團					
2002年1月1日	1,194,956	55,216	44,842	—	1,295,014
留存收益轉入	—	42,889	42,888	72,883	158,660
2002年12月31日	1,194,956	98,105	87,730	72,883	1,453,674
留存收益轉入	—	23,080	23,081	84,982	131,143
2003年12月31日	1,194,956	121,185	110,811	157,865	1,584,817
公司					
2002年1月1日	1,194,956	55,216	44,842	—	1,295,014
留存收益轉入	—	42,491	42,491	72,883	157,865
2002年12月31日	1,194,956	97,707	87,333	72,883	1,452,879
留存收益轉入	—	22,716	22,716	84,982	130,414
2003年12月31日	1,194,956	120,423	110,049	157,865	1,583,293

27. 利潤分配

根據本公司的公司章程，本公司每年可分派利潤將按：(a)中國企業適用的會計原則及財務條例(「企業會計準則」)，及(b)國際財務報告準則所確定之利潤兩者中之較低者為基準。

根據本公司的公司章程，除所得税及少數股東權益後的可供分配淨利潤按提取以下儲備後確定：

(i) 彌補以前年度累計虧損(如有)；

(ii) 根據中國公認會計準則確定的税後利潤按10%提取法定公積金，直至該等公積金累計餘額達到本公司註冊資本的50%，倘股東周年大會上通過決議案批准及法定公積金的餘額不少於新註冊股本的25%，法定公積金可轉增資本；及

27. 利潤分配(續)

(iii) 根據中國公認會計準則確定的稅後利潤按董事會的決定提取5%至10%的法定公益金，此項公益金只可用作員工集體性的福利支出。

在二零零三年三月十四日股東周年大會上通過分配利潤提取人民幣84,982,000元的任意盈餘公積金。該金額已計入二零零三年股東權益並列作留存收益的分配。

對於截至二零零三年十二月三十一日止年度，董事會建議分別按照中國公認會計準則編制的本公司法定會計報表的淨利潤的 10%，10%及20%(二零零二年各為10%，10%及20%)提取法定公積金，法定公益金及任意公積金，計人民幣22,716,000元，人民幣22,716,000元及人民幣45,432,000元(二零零二：人民幣42,491,000元，人民幣42,491,000元及人民幣84,982,000元)。

對於截至二零零三年十二月三十一日止年度提取人民幣45,432,000元(稅後淨利潤的20%)的任意公積金一事，需在下一次股東大會上經股東批准。根據修訂後的國際會計準則第十條，「資產負債表日後事項」，二零零三年十二月三十一日後建議提取的任意公積金將被列示於截止二零零四年十二月三十一日止年度本集團的會計報表中。

在經上述利潤分配後，本公司可供分配之淨利潤將根據中國公認會計準則及國際會計準則所確定之金額兩者中較低者確定。於二零零三年十二月三十一日，可供分配之淨利潤約為人民幣292,729,000元(二零零二：人民幣326,960,000元)。

計入本公司會計報表的股東應佔利潤為人民幣236,678,000元(2002年：人民幣450,744,000元)。

28. 經營活動之現金流量

	二零零三年 人民幣千元	二零零二年 人民幣千元
除税及少數股東權益前利潤	**272,345**	459,860
就下列各項調整：		
折舊及攤銷	**149,166**	137,373
出售物業、廠房及設備虧損	**1,651**	5,133
計提(沖銷)壞帳準備	**2,377**	2,981
應佔聯營公司收益	**(11,445)**	(14,255)
運營資金改變前之經營利潤	**414,094**	591,092
流動資產(增加)減少：		
應收帳款	**(16,282)**	7,409
存貨	**(617)**	749
預付款項及其他流動資產	**(824)**	(12,323)
應收聯營及關聯方款	**52,065**	32,215
流動負債增加(減少)：		
應付帳款及預提費用	**119,248**	26,437
遞延收益	**1,837**	(3,180)
應付關聯方款	**(10,314)**	(15,541)
應交税金	**11,705**	(1,235)
經營活動提供之現金	**570,912**	625,623

29. 金融工具

金融風險管理

本集團承受由利率及匯率變動所帶來的市場風險。本集團未運用任何衍生的金融工具來進行金融風險管理。

公允價值

本集團的金融工具主要包括現金及現金等價物、短期銀行存款、應收帳款、預付帳款、應收聯營公司及關聯方款項、國債、其他長期資產、應付帳款以及應付關聯方款項。

由於本集團金融工具的屆滿期較短，故除國債及其他長期資產以外的金融工具的帳面金額於二零零三年十二月三十一日約為其公允價值。

國債及其他長期資產的帳面金額約等於公允價值。

29. 金融工具 *(續)*

信貸風險

本集團的信貸風險為現金及現金等價物、短期銀行存款、應收帳款、預付帳款、應收聯營公司款項及關聯方款項及國債的餘額總額。倘其他人士未能履行其對於該等金融工具的責任，則於二零零三年十二月三十一日的最高信貸風險約為人民幣2,749百萬元(二零零二：人民幣2,678百萬元)。

金融工具的另一方主要包括中國的國有銀行及眾多航空公司及旅行社。本集團預計，任何另一方不會不履行其責任。該等實體對本集團有信貸集中的風險。

外幣風險

本集團承受有關資本開支的外匯風險，因佔其大部分資本性支出的進口設備乃以美元購買。在中國現行的外匯制度下，除已持有之外幣現金及現金等價物外，本集團不能有效對沖外匯風險。人民幣兑外幣的匯率波動對本集團的經營業績可能帶來影響。

30. 分部報表

本集團僅於一個行業內經營業務－在中國提供電子旅遊分銷、機場旅客處理、數據網絡等服務。本集團營運的最高決策人被視為本集團的總經理 。總經理審閱的資料與合併損益表所載資料一致。本集團截至二零零三年及二零零二年十二月三十一日止年度並無編制任何分部損益表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

31. 承諾事項

(a) 資本性支出承諾

於十二月三十一日，本集團有以下資本性支出承諾：

	二零零三年 人民幣千元	二零零二年 人民幣千元
已授權且訂約		
一 計算機系統	**1,208**	19,858
已授權但未訂約		
一 計算機系統	**322,000**	—
合計	**323,208**	19,858

上文所述的資本承諾主要與購買及安裝新一代電子旅遊分銷系統相關。

於二零零三年十二月三十一日上述資本承諾中沒有以美元計價(二零零二：2.3百萬元)。

(b) 經營租賃承諾

於十二月三十一日，本集團有以下經營租賃承諾：

	二零零三年 人民幣千元	二零零二年 人民幣千元
一年內	**36,483**	32,045
一年後但五年內	**126,001**	120,469
五年後	**50,509**	80,627
合計	**212,993**	233,141

(c) 設備維護費及技術支持費承諾

於二零零三年十二月三十一日，本集團的設備維護和技術支持費用承諾總金額約為人民幣8.3百萬元(二零零二：5.0百萬元)。

32. 關聯公司交易

倘一方能夠直接或間接地控制另一方，或有能力對另一方的財務及經營決策施加重大影響，則所涉及之各方為關聯公司。倘有關各方均受同一控制或同一重大影響，則此等各方亦視為關聯公司。

下文為本集團與關聯公司進行的重大經常關聯交易概要。

(1) 關聯公司

本公司及本集團的主要關聯公司如下：

公司名稱	與本公司關係
中國民航信息集團公司	本公司股東
中國南方航空集團公司	本公司股東
中國東方航空集團公司	本公司股東
中國國際航空公司	本公司股東
中國北方航空公司	本公司股東
中國東方航空西北公司	本公司股東
中國東方航空雲南公司	本公司股東
新疆航空公司	本公司股東
中國航空總公司	本公司股東
廈門航空有限公司	本公司股東
海南航空股份有限公司	本公司股東
中國航空集團公司	本公司部分股東的母公司

(2) 關聯公司交易

本集團重大關聯公司交易如下：

(i) 電子旅遊分銷、機場旅客處理、數據網絡等服務的收入，上述服務的價格乃參照民航總局訂立的計價準則(如適用)再經與關聯公司協商後厘定。

公司名稱	**二零零三年** ***人民幣千元***	二零零二年 *人民幣千元*
中國南方航空集團公司(a)	**127,952**	171,936
中國東方航空集團公司(b)	**118,342**	117,247
中國航空集團公司(c)	**114,893**	120,391
海南航空股份有限公司	**59,986**	54,046
廈門航空有限公司	**54,167**	42,267

32. 關聯公司交易(續)

(2) 關聯公司交易(續)

(a) 為本集團與中國南方航空集團公司全資或控股之附屬公司(中國北方航空公司、新疆航空公司、中國南方航空股份有限公司等)之間的交易額；

(b) 為本集團與中國東方航空集團公司全資或控股之附屬公司(中國西北航空公司、雲南航空公司、中國東方航空股份有限公司等)之間的交易額；

(c) 為本集團與中國航空集團公司全資或控股之附屬公司(中國國際航空公司、中國航空總公司等)之間的交易額。

董事會認為，此等交易是在正常業務中與關聯公司進行的。

(ii) 自中國民航信息集團公司租用物業

截至二零零三年十二月三十一日止年度，向中國民航信息集團公司租用物業的經營租賃支出約為人民幣30,807,105元(二零零二：人民幣30,117,000元)。樓宇經營租賃的租金乃按照與中國民航信息集團公司協定的費率再參考市值租金而厘定。

(3) 關聯公司的餘額

關聯公司的餘額主要包括應收關聯方款項：

公司名稱		集團		公司	
		二零零三年	二零零二年	**二零零三年**	二零零二年
		人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
中國南方航空集團公司	(a)	**7,294**	12,793	**4,575**	10,667
中國東方航空集團公司	(b)	**22,136**	41,739	**20,301**	37,070
中國航空集團公司	(c)	**24,053**	41,502	**21,615**	41,502
深圳航空公司		**9,314**	1,221	**8,131**	1,221

32. 關聯公司交易 *(續)*

(3) 關聯公司的餘額 *(續)*

(a) 為本集團與中國南方航空集團公司全資或控股之附屬公司(中國北方航空公司、新疆航空公司、中國南方航空股份有限公司等)之間的往來餘額；

(b) 為本集團與中國東方航空集團公司全資或控股之附屬公司包括(中國西北航空公 司、雲南航空公司、中國東方航空股份有限公司等)之間的往來餘額；

(c) 為本集團與中國航空集團公司及其全資控股之附屬公司包括(中國國際航空公司、中國航空總公司等)之間的往來餘額。

與關聯公司的往來餘額為無抵押、免息及一般須於六個月內償還。

關聯公司的餘額主要來自上文所述的關聯公司交易。

33. 最終控股公司

本公司董事認為於中國境內成立的中國民航信息集團公司為本公司的最終控股公司。

34. 會計報表的批准

此會計報表於二零零四年三月十一日得到董事會的批准。

合併資產負債表
管理層提供的輔助信息

	於十二月三十一日				
	一九九九年 人民幣千元	二零零零年 人民幣千元	二零零一年 人民幣千元	二零零二年 人民幣千元	**二零零三年 人民幣千元**
資產					
非流動資產					
物業、廠房及設備，淨值	326,921	281,944	403,997	340,632	**545,354**
無形資產、淨值	—	—	14,238	9,098	**11,093**
於聯營公司的投資	3,132	6,424	12,391	23,646	**36,327**
其他長期投資	—	—	100,000	100,000	**100,000**
其他長期資產	—	—	8,465	5,746	**4,901**
	330,053	288,368	539,091	479,122	**697,675**
流動資產					
存貨	15,150	9,680	2,767	2,018	**2,635**
應收帳款、淨值	47,743	44,868	14,837	4,447	**18,352**
應收聯營公司	2,856	11,416	598	377	**65**
應收關聯公司	259,968	229,845	168,536	135,371	**83,619**
預付款項及其他流動資產	18,741	31,362	15,356	30,826	**32,005**
短期投資	—	—	—	2,195	**1,920**
短期銀行存款	16,984	27,406	516,186	539,491	**505,000**
現金及現金等價物	163,037	584,729	1,636,818	1,893,422	**2,034,952**
	524,479	939,306	2,355,098	2,608,147	**2,678,548**
資產總值	854,532	1,227,674	2,894,189	3,087,269	**3,376,223**
權益及負債					
資本儲備					
實收資本	260,133	577,304	888,158	888,158	**888,158**
儲備	331,788	272,856	1,295,014	1,453,674	**1,584,817**
留存收益	(21,756)	—	333,045	464,191	**405,063**
	570,165	850,160	2,516,217	2,806,023	**2,878,038**
少數股東權益	21,168	32,735	30,613	37,600	**40,305**
流動負債					
長期銀行借款即期部分	800	—	—	—	—
應付帳款及預提費用	57,002	65,158	167,092	193,044	**366,061**
應付關聯公司	36,366	6,682	38,447	22,906	**64,922**
應付股利	—	124,051	124,051	14,342	—
應交稅金	168,243	140,508	14,375	13,140	**24,846**
遞延收益	788	8,380	3,394	214	**2,051**
	263,199	344,779	347,359	243,646	**457,880**
權益及負債合計	854,532	1,227,674	2,894,189	3,087,269	**3,376,223**

註： 若干對比數字已進行了重分類調整以更好的呈現本集團的財務狀況。

合併損益表

管理層提供的輔助信息

	截至十二月三十一日止年度				
	一九九九年 人民幣千元	二零零零年 人民幣千元	二零零一年 人民幣千元	二零零二年 人民幣千元	**二零零三年 人民幣千元**
收入：					
電子旅遊分銷	358,793	439,119	459,868	524,915	**431,827**
機場旅客處理	98,220	155,546	203,558	242,563	**232,105**
數據網絡	99,879	108,960	114,609	162,067	**158,729**
其他	46,762	38,362	52,766	47,897	**70,957**
總收入	603,654	741,987	830,801	977,442	**893,618**
營業税金及附加	(19,344)	(24,735)	(29,652)	(32,604)	**(32,005)**
淨收入	584,310	717,252	801,149	944,838	**861,613**
營業成本：					
折舊及攤銷	(88,218)	(104,857)	(109,658)	(137,373)	**(149,166)**
網絡使用費	(34,803)	(54,772)	(48,640)	(49,823)	**(58,792)**
人工成本	(33,787)	(39,656)	(72,019)	(99,595)	**(147,783)**
經營租賃支出	(18,670)	(31,516)	(35,278)	(37,109)	**(42,870)**
技術支持及維護費	(21,525)	(42,295)	(40,701)	(45,735)	**(44,650)**
佣金及推廣費用	(18,002)	(26,933)	(44,207)	(75,397)	**(74,537)**
其他營業成本	(53,986)	(69,807)	(84,216)	(93,838)	**(119,492)**
總營業成本	(268,991)	(369,836)	(434,719)	(538,870)	**(637,290)**
營業利潤	315,319	347,416	366,430	405,968	**224,323**
財務收入(費用)淨額	(960)	4,921	41,956	42,635	**34,569**
應聯營公司收益	392	3,446	7,289	14,255	**11,445**
其他(支出)收入淨額	209	(2,729)	(4,102)	(2,998)	**2,008**
除税及少數股東權益前利潤	314,960	353,054	411,573	459,860	**272,345**
所得税	(103,742)	(94,166)	(3,189)	(3,149)	**(23,092)**
除少數股東權益前利潤	211,218	258,888	408,384	456,711	**249,253**
少數股東權益	(3,180)	(2,296)	(483)	(3,484)	**(6,712)**
淨利潤	208,038	256,592	407,901	453,227	**242,541**
每股盈利(基本及攤薄)(人民幣元)	0.36	0.44	0.48	0.51	**0.27**
加權平均已發行股份數目(千股)	577,304	577,304	855,314	888,158	**888,158**

公司資料

董事會

董事長

馬鐵生	執行董事(於二零零三年十二月五日獲委任)

董事

朱　永	執行董事(總經理)(於二零零三年十二月五日獲委任)
丁衛平	執行董事(公司秘書，副總工程師)(於二零零三年十二月五日獲委任)
宋金箱	執行董事(副總經濟師)(於二零零三年十二月五日獲委任)
王全華	副董事長、非執行董事(於二零零三年十二月五日獲委任)
曹建雄	副董事長、非執行董事(於二零零三年十二月五日獲委任)
張學仁	副董事長、非執行董事(於二零零三年十二月五日獲委任)
榮　剛	非執行董事(於二零零三年十二月五日獲委任)
楊亞鐵	非執行董事(於二零零三年十二月五日獲委任)
李曉光	非執行董事(於二零零三年十二月五日獲委任)
司玉佩	非執行董事(於二零零三年十二月五日獲委任)
宋　箭	非執行董事(於二零零三年十二月五日獲委任)
烏家培	獨立非執行董事(於二零零三年十二月五日獲委任)
周國華	獨立非執行董事(於二零零三年十二月五日獲委任)
李國明	獨立非執行董事(於二零零三年十二月五日獲委任)

審核委員會

烏家培	審核委員(於二零零三年十二月五日獲委任)
周國華	審核委員(於二零零三年十二月五日獲委任)
李國明	審核委員(於二零零三年十二月五日獲委任)

公司資料

監事會

主席

李曉軍	監事(於二零零三年十二月五日獲委任)

監事

杜紅鷹	監事(於二零零三年十二月五日獲委任)
張亞坤	監事(於二零零三年十二月五日獲委任)
王永強	監事(於二零零三年十二月五日獲委任)
陳立宏	監事(於二零零三年十二月五日獲委任)
譚曉煦	監事(於二零零三年十二月五日獲委任)
張　欣	監事(於二零零三年十二月五日獲委任)
饒戈平	獨立監事(於二零零三年十二月五日獲委任)

公司秘書

丁衛平

公司網址

www.travelsky.net

核數師

國際核數師：

羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

中國審計師：

普華永道中天會計師事務所有限公司
中國上海
淮海中路333號瑞安廣場12樓
郵編200021

法律顧問

香港法律：
年利達律師事務所
香港遮打道
歷山大廈10樓

中國法律：
北京市競天公誠律師事務所
中國北京
朝陽門外大街20號
聯合大廈15樓
郵編100020

法定註冊地址和聯繫方式

中國民航信息網絡股份有限公司
中國北京海淀區
科學院南路2號
融科資訊中心
郵編100080
郵政信箱：中國 北京638信箱
電話：(8610) 8401 9073
傳真：(8610) 8401 9340

香港營業地點

香港灣仔
港灣道26 號
華潤大廈
43 樓4310 室

上市地點

香港聯合交易所有限公司
股票代號：696

香港股份登記及過戶處

香港證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17樓1712-1716室

第一級美國預托證券憑證計劃之存托銀行

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York， NY10286-1258， U.S.A.

股東亦可通過本公司互聯網網址(www.travelsky.net)取得本年報副本。

董事、監事及公司秘書簡歷

董事

董事長

馬鐵生，57歲，本公司董事長，彼為高級會計師。馬先生乃大學畢業生，畢業於北京語言學院。自一九八四年一月至一九九一年三月歷任中國民用航空總局財務司國際結算室副主任及主任。一九九一年三月至一九九二年十二月任中國航空結算中心經理。一九九二年十二月至二零零零年六月任中國航空結算中心總經理。二零零零年六月至二零零二年十月任中國民用航空總局辦公廳主任。二零零二年十月起任中國民航信息集團公司總經理。自二零零二年十二月起，馬先生加入本公司第一屆董事會並擔任董事長之職，繼而於二零零三年十二月連任本公司第二屆董事會之董事及董事長。

執行董事

朱永，40歲，本公司執行董事及總經理。朱先生為高級工程師，畢業於華中理工大學，並持有北京航空航天大學工程碩士學位。朱先生在中國民航業擁有近二十年經驗。自一九八三年八月至一九九一年四月，朱先生在中國民用航空總局擔任工程師。彼於一九九一年五月及一九九四年一月分別出任中國航空結算中心計算機部經理及中國航空結算中心副總工程師兼計算機部經理，隨後於一九九六年五月擔任中國航空結算中心副總經理，二零零零年六月起擔任中國航空結算中心總經理。自二零零一年四月擔任本公司總經理，自二零零一年五月起加入本公司第一屆董事會。二零零二年十月起，朱先生亦擔任中國民航信息集團公司副總經理。二零零三年十二月連任本公司第二屆董事會之董事，並繼續擔任本公司總經理之職。

丁衛平，52歲，本公司執行董事兼公司秘書。彼畢業於北京工業學院，在中國航空業擁有二十多年管理經驗。丁先生於一九七九年十二月至一九八四年五月任職於中國民用航空總局。彼自一九八四年五月至一九八七年十月任職於民航計算機信息中心，於一九八七年十月至二零零零年八月出任民航計算機信息中心機房室之副主任，繼而晉升為副總工程師。丁先生自一九九九年七月至二零零零年八月擔任民航計算機信息中心計劃處之處長。由一九九九年七月至二零零零年八月，彼兼任民航計算機信息中心公司重組部的主管。丁先生自二零零零年十月起任本公司董事及公司秘書，並且亦擔任本公司副總工程師及規劃發展部總經理之職務。二零零三年十二月連任本公司第二屆董事會之董事及董事會秘書。

宋金箱，55歲，本公司執行董事兼副總經濟師。彼畢業於北京航空學院，在中國航空業擁有逾二十年管理經驗。宋先生自一九七六年十二月至一九八一年九月擔任中國民用航空總局之技術員。彼於一九八一年九月至一九九九年七月出任民航計算機信息中心之業務策劃部之副主任，繼而升為主任。宋先生於一九九九年七月至二零零零年八月擔任民航計算機信息中心之副總經濟師。自二零零零年十月起，宋先生擔任本公司之副總經濟師，並為本公司第一屆監事會成員。二零零三年十二月當選本公司第二屆董事會之董事。

董事、監事及公司秘書簡歷

非執行董事

王全華，49歲，董事會副董事長之一。王先生大學畢業，彼於中國民航業擁有近三十年管理經驗。王先生自一九九一年六月加入中國南方航空公司。自一九九八年六月起任職於南方航空(集團)公司，歷任規劃發展部總經理、總裁助理及副總裁。二零零二年十月起擔任中國南方航空集團公司副總經理，及自二零零三年三月起中國南方航空股份有限公司之董事。二零零三年十二月，王先生當選本公司第二屆董事會之董事及副董事長。

曹建雄，44歲，董事會副董事長之一。曹先生乃一名經濟師。彼具有經濟學碩士學位，在中國民航業擁有二十餘年經驗。彼於一九八七年十二月至一九九六年三月出任中國東方航空公司人事科之科長，繼而出任上海東方航空發展公司及中國東方航空期貨經紀有限公司之總經理。曹先生自一九九六年三月至一九九六年十二月出任中國東方航空公司總經理之助理，並於一九九六年十二月至一九九九年十二月出任中國東方航空股份有限公司之副總經理兼財務總監。曹先生自一九九九年十二月至二零零二年十月擔任東方航空集團公司之副總裁。曹先生自二零零零年十月起擔任本公司第一屆董事會之董事及副董事長之職。自二零零二年十月起擔任中國東方航空集團公司之副總裁及中國東方航空西北公司黨委書記。曹先生於二零零三年十二月連任本公司第二屆董事會之董事及副董事長。

張學仁，50歲，董事會副董事長之一。張先生乃高級經濟師。張先生畢業於四川外語學院，在中國航空業擁有近二十五年經驗。張先生於一九七九年三月至一九八二年七月任職於中國民用航空總局德黑蘭辦事處。彼於一九八二年返回北京，並出任中國民用航空總局北京管理局國際貨運室之副主任。彼自一九九零年一月至一九九八年四月擔任中國國際航空公司貨運部經理，並於一九九八年四月至一九九八年十二月出任中國國際航空公司天津分公司之總經理。張先生自一九九八年十二月以來一直擔任中國國際航空公司之副總裁。張先生自二零零零年十月起擔任本公司第一屆董事會之董事及副董事長之職，繼而於二零零三年十二月連任本公司第二屆董事會之董事及副董事長。

榮剛，41歲，非執行董事之一。榮先生乃高級工程師，擁有北京大學光華管理學院工商管理碩士學位，彼在中國民航業擁有二十年經驗。榮先生自一九八三年八月至一九九六年五月任職於民航計算機信息中心。彼自一九九六年五月至一九九九年五月任職於中國民用航空總局。榮先生自一九九九年五月至二零零二年十月擔任民航計算機信息中心之副總裁。自二零零二年十月起擔任中國民航信息集團副總經理。榮先生為本公司第一屆董事會之董事。自二零零三年十二月起，榮先生連任本公司第二屆董事會之董事。

楊亞鐵，59歲，非執行董事之一。楊先生乃高級會計師，於中國民航業擁有近四十年的財務管理經驗。一九七一年十二月至一九八零年三月，楊先生擔任中國民用航空總局指揮部國際業務局會計。自一九八零年三月至一九八八年三月，楊先生任職於中國民用航空總局財務司國際結算室。自一九八八年三月至一九九二年八月，楊先生擔任中國民航總局駐倫敦辦事處會計。自一九九二年八月起，彼歷任中國航空結算中心會計師、副總會計師、總會計師。自二零零二年十月起，楊先生亦擔任中國民航信息集團公司總會計師。二零零三年十二月，楊先生當選為本公司第二屆董事會之董事。

李曉光，45歲，非執行董事之一。彼畢業於天津民航學院，一九九九年於北京航空航天大學獲得管理學碩士學位。在中國航空業擁有二十餘年之管理及技術經驗。李先生於一九八二年七月至一九九零年十月出任中國北方航空公司的下屬航修廠技術部之工程師。彼於一九九零年十月至二零零一年七月歷任中國北方航空公司之副總工程師、總工程師。自二零零一年七月至今，李先生擔任中國北方航空公司之副總經理。李先生為本公司第一屆董事會成員，二零零三年十二月起連任本公司第二屆董事會之董事。

司玉佩，51歲，非執行董事之一。司先生乃高級經濟師，於中國民航業擁有近三十年管理經驗。一九八七年八月至一九八九年一月，司先生任職於中國民用航空總局西安管理局勞資處。自一九八九年一月至二零零二年十月，司先生歷任中國航空西北公司人事處副處長、處長、人力資源部部長、副總經濟師及黨委副書記。二零零二年十月起，司先生擔任中國東方航空西北公司黨委副書記。司先生於二零零三年十二月當選為本公司第二屆董事會之董事。

宋箭，42歲，非執行董事之一。宋先生為南京航空航天大學管理科學與工程專業畢業的研究生。一九九七年一月至二零零二年二月，宋先生擔任中國國際航空公司計算機中心之副主任。自二零零二年二月起，宋先生擔任中國國際航空公司信息技術中心之副總經理。二零零三年十二月，宋先生當選為本公司第二屆董事會之董事。

獨立非執行董事

烏家培，71歲，中國著名經濟學家，一九五五年至一九八六年為中國科學院經濟研究所研究人員，後擔任中國社會科學院數量經濟與技術經濟研究所研究員及所長。自一九八七年至一九九八年，烏教授任職於國家信息中心總經濟師、副主任及專家委員會主任。烏教授曾赴美國及日本留學並任客座教授。彼現為國家信息中心專家委員會名譽主任、中國信息協會副會長及華僑大學經濟管理學院名譽院長，並為中國多所大學的兼職教授。烏教授為國務院學位委員會第2 -4 屆應用經濟學科評議組成員，有逾20部關於經濟學的著作。烏教授為本公司第一屆董事會成員，並於二零零三年十二月當選為第二屆董事會之董事。

周國華，58歲，一九六六年畢業於倫敦REGENT INSTITUTE商科。現為華港集團主席，集團主要業務為投資國內房地產、高科技原料製造等。周先生在一九七八年至一九九四年期間活躍於香港證券交易市場，為遠東交易所及香港聯合交易所會員及持牌人。周先生在國內投資經驗超過二十多年，其中參與投資項目包括有一九八八年之上海靜安希爾頓飯店及南通大飯店、一九九一年天津國際大廈及一九九八年的天津奧林匹克大廈等。周先生為本公司第一屆董事會成員，並於二零零三年十二月當選為本公司第二屆董事會之董事。

李國明，46歲，李先生為香港會計師公會資深會員、英國特許管理會計師公會會員及澳洲特許管理會計師，持有英國BATH大學的商業管理碩士學位。李先生擁有逾二十年的財務管理經驗，在併購及企業融資方面亦具備廣泛經驗。李先生為天年生物控股有限公司(股票代號：1178)的執行董事，李先生亦擔任聯華超市股份有限公司(股票代號：980)之獨立董事。李先生於二零零三年十二月當選為本公司第二屆董事會之董事。

董事、監事及公司秘書簡歷

監事

李曉軍，48歲，本公司監事會主席。李女士乃高級經濟師。彼畢業於中國人民大學，在中國航空業擁有近二十年管理經驗。自一九八三年三月至一九八八年五月，李女士任職於中國民用航空總局北京管理局計劃處。彼自一九八八年五月至一九九七年十二月擔任中國國際航空公司計劃處之副主任及主任。李女士自一九九七年十二月至二零零零年八月期間一直擔任中國民用航空總局人事教育司之處長。李女士自二零零零年十月擔任本公司董事及副總經理。二零零二年十月起，李女士亦擔任中國民航信息集團公司黨委副書記。李女士為本公司第一屆董事會成員，於二零零三年十二月當選為本公司第二屆監事會監事並擔任主席之職。

杜紅鷹，44歲，本公司監事。杜女士乃高級會計師，畢業於廈門大學，在中國航空業擁有近二十年會計及財務經驗。杜女士自一九八二年八月至一九八五年一月擔任天津中國民用航空學院之教師。杜女士於一九八五年一月加入廈門航空有限公司，並自一九九九年起擔任廈門航空公司計劃財務部副總經理。杜女士為本公司第一屆監事會成員，二零零三年十二月當選為本公司第二屆監事會之監事。

張亞坤，45歲，本公司監事。張先生畢業於西安交通大學，並獲得碩士學位。在中國航空業擁有近二十年的專業經驗。一九八三年至一九九九年任職於中國民用航空總局雲南省管理局。自一九九九年至二零零一年，張先生歷任雲南航空公司運行控制中心副主任及信息技術部總經理。自二零零二年十月起擔任中國東方航空雲南公司信息技術部總經理。二零零三年十二月，張先生當選為本公司第二屆監事會之監事。

王永強，34歲，本公司監事。畢業於中國民航學院，在中國民航業擁有十餘年之工作及管理經驗。王先生自一九九二年七月至一九九五年六月任職於中國新華航空公司之工程部。王先生於一九九五年六月至二零零零年三月工作於海南航空股份有限公司，歷任計算機信息中心副主任、主任及辦公室副主任職務。期間曾於一九九七年三月至一九九七年八月赴德國參加航空業高級管理培訓。王先生自二零零零年三月至今擔任海航航空信息系統有限公司總經理、董事長職務。自二零零二年十一月至今擔任海航集團執行總裁高級助理。王永強先生為本公司第一屆監事會成員，二零零三年十二月當選為本公司第二屆監事會之監事。

陳立宏，41歲，本公司監事。陳先生乃高級會計師。彼在中國航空業擁有逾二十年之財務管理經驗。陳先生自一九八一年一月至一九九零年八月擔任新疆奇台縣農機修造廠之技術員，其後出任新疆奇台縣審計局之審計師。彼自一九九零年八月至一九九三年一月出任財政部駐新疆中央企業處之助理會計師。陳先生自一九九三年一月在新疆航空公司財務部工作，後升任副部長及部長。陳先生為本公司第一屆監事會成員，二零零三年十二月當選為本公司第二屆監事會之監事。

譚曉煦，57歲，本公司監事兼高級行政人員。譚先生乃高級工程師。彼畢業於北京軍區外語學院，在中國航空業有逾二十年技術支持經驗。譚先生自一九七三年四月至一九七五年十月擔任北京軍區之技術員。彼於一九七五年十月至一九八零年十一月擔任中國民用航空總局北京管理局銷售代表。彼於一九八零年十一月至一九九九年七月擔任民航計算機信息中心應用技術部之技術員，繼而升為經理。譚先生於一九九九年七月至二零零零年八月以來一直擔任民航計算機信息中心之高級管理人員。譚先生自二零零零年十月起任職於本公司網絡及運行部。譚先生為本公司第一屆監事會成員，二零零三年十二月當選為本公司第二屆監事會之監事。

張欣，41歲，本公司監事。張先生在中國航空業擁有逾二十年之技術經驗。張先生自一九八一年十月至一九八八年十二月擔任中國民用航空總局之繪圖設計員。張先生自一九八八年十二月至一九九四年十一月擔任民航計算機信息中心之技師。自一九九四年十一月至二零零零年八月，張先生擔任民航計算機信息中心之高級技師。自二零零零年十月起任職於本公司運行部。張先生為本公司第一屆監事會成員，二零零三年十二月當選為本公司第二屆監事會之監事。

饒戈平，55歲，獨立監事。饒先生乃北京大學法學院教授、博士生導師、北京大學國際法研究所所長、北京大學港澳台法律研究中心副主任、中國國際法學會副會長及司法部全國高級講師團成員，並於武漢大學、上海師範大學、華東政法大學等中國多個大學任兼職教授。饒教授主要研究領域為港澳台法律、國際法等。饒先生二零零三年十二月當選為本公司第二屆監事會之監事。

公司秘書

丁衛平，亦為本公司之執行董事。

二零零三年股東周年大會通告

中國民航信息網絡股份有限公司(「本公司」)董事會欣然宣佈股東週年大會將根據於二零零三年三月十一日召開之董事會會議上通過之決議案召開，並茲通告中國民航信息網絡股份有限公司(「本公司」)謹定於二零零四年四月二十八日(星期三)上午十時正於中華人民共和國北京龍城皇冠假日酒店舉行股東周年大會，藉以審議下列事項：

普通決議案

1. 審議及批准截至二零零三年十二月三十一日止年度董事會報告。

2. 審議及批准截至二零零三年十二月三十一日止年度監事會報告。

3. 審閱本公司截至二零零三年十二月三十一日止年度核數師報告並審議及批准本公司截至二零零三年十二月三十一日止年度經審計的財務報表。

4. 審議及批准本公司截至二零零三年十二月三十一日止年度利潤分配及派發末期股息方案。

5. 審議及批准聘用羅兵咸永道會計師事務所及普華永道中天會計師事務所有限公司分別為本公司截至二零零四年十二月三十一日止年度國際核數師及中國審計師，並授權董事會釐定其酬金。

6. 審議及批准本公司自2004年度起建立實行企業年金制度，並授權董事會全權處理一切相關事宜。

7. 審議及批准其他事項(如有)。

特別決議案

8. 根據香港聯合交易所有限公司證券上市規則之修訂(將於二零零四年三月三十一日生效)，本公司之組織章程細則第七十一條、第七十二條、第九十五條及第一百一十三條將作出修訂。此外，由於本公司監事會之組織架構有若干變動，第一百一十七條、第一百一十八條及第一百一十九條亦將作出修訂。有關修訂如下：

    1. 第七十一條「股東大會決議分為普通決議和特別決議。

       股東大會作出普通決議，應當由出席股東大會的股東(包括股東代理人)所持表決權的二分之一以上通過。

       股東大會作出特別決議，應當由出席股東大會的股東(包括股東代理人)所持表決權的三分之二以上通過。

       出席會議的股東(包括股東代理人)，應當就需要投票表決的每一事項明確表示贊成或者反對。投棄權票、放棄投票，公司在計算該事項表決結果時，均不作為有表決權的票數處理。」

修改為：

第七十一條「股東大會決議分為普通決議和特別決議。

股東大會作出普通決議，應當由出席股東大會的股東(包括股東代理人)所持表決權的二分之一以上通過。

股東大會作出特別決議，應當由出席股東大會的股東(包括股東代理人)所持表決權的三分之二以上通過。

出席會議的股東(包括股東代理人)，應當就需要投票表決的每一事項明確表示贊成或者反對。投棄權票、放棄投票，公司在計算該事項表決結果時，均不作為有表決權的票數處理。

凡根據《香港聯合交易所有限公司上市規則》(「上市規則」)，任何股東被要求回避就任何特定決議表決，或被限制於任何特定決議只能投贊成或反對票時，而該股東或其代表的表決若違反該等要求或限制，則其表決被視為無效。」

2. 第七十二條「股東(包括股東代理人)在股東大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。」

修改為：

第七十二條「在不違反第七十一條的前提下，股東(包括股東代理人)在股東大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。」

3. 第九十五條第二款

「有關提名董事候選人的意圖以及候選人表明願意接受提名的書面通知，應當在股東大會召開七天前發給公司。」

修改為：

「有關提名董事候選人的意圖以及候選人表明願意接受提名的書面通知，應當在就選舉董事的股東大會的通知發出之日後及該股東大會召開之日至少七天前發給公司。」

4.　第一百一十七條第二、三款

「監事會設主席一名。監事任期三年，可連選連任。

監事會主席的任免， 應當經三分之二以上監事會成員表決通過。」

修改為：

「監事會設主席一名及副主席一名。監事任期三年，可連選連任。

監事會主席及副主席的任免， 應當經三分之二以上監事會成員表決通過。」

5.　第一百一十八條第一款

「監事會由四名股東代表(其中包括符合條件擔任外部監事者)、一名獨立監事及一名公司職工代表組成。股東代表和獨立監事由股東大會選舉和罷免；職工代表由公司職工民主選舉和罷免。」

修改為：

「監事會由五名股東代表(其中包括符合條件擔任外部監事者)、一名獨立監事及二名公司職工代表組成。股東代表和和獨立監事由股東大會選舉和罷免；職工代表由公司職工民主選舉和罷免。」

6.　第一百一十九條　「公司董事、經理、副經理、財務總監和其他高級管理人員不得兼任監事。」

修改為：

「第一百一十九條 公司董事、經理和財務負責人不得兼任監事。」

7. 第一百三十三條第二款

「董事不得就其擁有重大權益的合同、交易或安排進行投票，亦不得列入出席會議的法定人數。」

修改為：

「董事不得就批准其或其任何聯繫人(聯繫人即為上市規則規定的含義)擁有重大權益的合同、交易或安排的任何董事會決議進行投票，亦不得列入出席會議的法定人數。

本公司之組織章程及以中文編寫，英文翻譯本僅供參考之用，組織章程之中英文本如有任何歧義，概以中文本為準。

承董事會命
丁衛平
公司秘書

二零零四年三月十一日

附註：

1. 本公司將於二零零四年三月二十九日(星期一)至二零零四年四月二十八日(星期三)(包括首尾兩天)暫停辦理過戶登記。於二零零四年三月二十六日(星期五)營業時間結束時已經登記在股東名冊上的本公司H股及內資股持有人均有權出席股東周年大會。H股過戶文件須於二零零四年三月二十六日(星期五)下午4時正或之前送交本公司H股的過戶登記處，受讓人方可出席股東周年大會。

   本公司H股股份登記處地址為：
   香港　灣仔
   皇后大道東183 號
   合和中心17樓1712-1716室
   香港證券登記有限公司

2. 凡有權出席股東周年大會並於會上投票的股東均可委任一位或以上代理人(不論該人士是否股東)代其出席股東周年大會並代其投票。

3. 股東或其代理人出席股東周年大會，須攜同本公司的公司章程規定的身份證明文件及其它文件。如委任超過一位代理人，該等代理人只能以投票方式行使表決權。

4. 如要委任代理人，須以書面形式進行：委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果委任代理人的委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股持有人而言，經過公證的授權書或其他授權文件和代理人委託書須在股東周年大會指定舉行時間24小時前送達本公司的法定註冊地址，方為有效。就H股持有人而言，上述文件必須在相同時限內送達香港證券登記有限公司。

5. 擬親自或由代理人代表出席股東周年大會的股東，須於二零零四年四月七日(星期三)或之前將出席股東周年大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 股東周年大會預計需時半天。擬出席股東周年大會的股東或其代理人須自行承擔交通費及住宿費。

7. 本公司的法定註冊地址為：
中國北京市海淀區
科學院南路2號
郵編100080
中國民航信息網絡股份有限公司

聯絡人	:	丁衛平
電話	:	(8610)-8401 9073
傳真	:	(8610)-8401 9340
郵政信箱	:	中國 北京638信箱

目錄

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

年報 2003